As filed with the Securities and Exchange Commission on June 17, 2004

File No. 000-50635

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

to

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

PURSUANT TO SECTION 12(B) OR 12(G) OF THE

SECURITIES EXCHANGE ACT OF 1934

COLONY RESORTS LVH ACQUISITIONS, LLC

(Exact Name of Registrant as Specified in Its Charter)

NEVADA	41-2120123
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

1999 AVENUE OF THE STARS, SUITE 1200 LOS ANGELES, CALIFORNIA	90067
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: 310-282-8820

Copies of correspondence to:

Mark M. Hedstrom Colony Capital, LLC 1999 Avenue of the Stars Suite 1200 Los Angeles, CA 90067	Thomas M. Cerabino, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

Title of each class to be so registered	Name of each exchange on which each class to be registered
NOT APPLICABLE	NOT APPLICABLE

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

CLASS A MEMBERSHIP UNITS

(Title of class)

-i-

FORWARD LOOKING STATEMENTS MAY PROVE INACCURATE

CERTAIN STATEMENTS IN THIS REGISTRATION STATEMENT (THE “REGISTRATION STATEMENT”) CONTAIN OR MAY CONTAIN INFORMATION THAT IS FORWARD-LOOKING. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS AND WILL BE AFFECTED BY A VARIETY OF RISKS AND FACTORS INCLUDING BUT NOT LIMITED TO THE FOLLOWING: THE INABILITY OF REGULATED ENTITIES AND CERTAIN OFFICERS AND OTHER AFFILIATES OF THE COMPANY (AS DEFINED HEREIN) TO OBTAIN GAMING LICENSES OR PERMITS IN JURISDICTIONS WHERE THE CURRENT OR PLANNED BUSINESS OF THE COMPANY REQUIRES SUCH LICENSES OR PERMITS; THE LIMITATION, CONDITIONING, REVOCATION OR SUSPENSION OF ANY SUCH GAMING LICENSES OR PERMITS; A FINDING OF UNSUITABILITY OR DENIAL BY REGULATORY AUTHORITIES WITH RESPECT TO ANY MANAGERS OR OFFICERS, DIRECTORS OR KEY EMPLOYEES REQUIRED TO BE FOUND SUITABLE; LOSS OR RETIREMENT OF KEY EXECUTIVES; INCREASED COMPETITION IN EXISTING MARKETS OR THE OPENING OF NEW GAMING JURISDICTIONS (INCLUDING IN NATIVE AMERICAN LANDS); A DECLINE IN THE PUBLIC ACCEPTANCE OF GAMING; INCREASES IN OR NEW TAXES OR FEES IMPOSED ON GAMING REVENUES OR GAMING DEVICES; SIGNIFICANT INCREASES IN FUEL OR TRANSPORTATION PRICES; ADVERSE ECONOMIC CONDITIONS IN THE COMPANY’S OR LVH CORPORATION’S (AS DEFINED HEREIN) KEY MARKETS; AND SEVERE OR UNUSUAL WEATHER IN THE COMPANY’S KEY MARKETS. IN ADDITION, THE FINANCING REQUIRED FOR THE ACQUISITION (AS DEFINED HEREIN) WILL SUBSTANTIALLY INCREASE THE LEVERAGE AND OTHER FIXED CHARGE OBLIGATIONS OF THE COMPANY. THE LEVEL OF THE COMPANY’S INDEBTEDNESS AND OTHER FIXED CHARGE OBLIGATIONS COULD HAVE IMPORTANT CONSEQUENCES, INCLUDING BUT NOT LIMITED TO THE FOLLOWING: (1) A SUBSTANTIAL PORTION OF THE COMPANY’S CASH FLOW FROM OPERATIONS WOULD BE DEDICATED TO DEBT SERVICE AND OTHER FIXED CHARGE OBLIGATIONS AND WOULD NOT BE AVAILABLE FOR OTHER PURPOSES; (2) THE COMPANY’S ABILITY TO OBTAIN ADDITIONAL FINANCING IN THE FUTURE FOR WORKING CAPITAL, CAPITAL EXPENDITURES OR ACQUISITIONS MAY BE LIMITED; AND (3) THE COMPANY’S LEVEL OF INDEBTEDNESS COULD LIMIT ITS FLEXIBILITY IN REACTING TO CHANGES IN ITS INDUSTRY AND ECONOMIC CONDITIONS GENERALLY. READERS SHOULD CAREFULLY REVIEW THIS REGISTRATION STATEMENT IN ITS ENTIRETY, INCLUDING BUT NOT LIMITED TO THE COMPANY’S AND LVH CORPORATION’S RESPECTIVE FINANCIAL STATEMENTS AND THE NOTES THERETO.

ITEM 1	BUSINESS.

The	Company

Colony Resorts LVH Acquisitions, LLC, a Nevada limited liability company (the “Company”), was formed at the direction of Colony Investors VI, L.P., a Delaware limited partnership (“Colony VI”) and an affiliate of Colony Capital, LLC (“Colony Capital”) of Los Angeles, California, under the laws of the State of Nevada on December 18, 2003. The Company has conducted no business other than in connection with the Purchase and Sale Agreement (as defined herein), relating to the pending acquisition of substantially all of the assets and certain liabilities of LVH Corporation, a Nevada corporation (“LVH”). LVH is a wholly-owned subsidiary of Caesars Entertainment Inc., formerly Park Place Entertainment Corporation (“Park Place”) and owns and operates the Las Vegas Hilton, a casino hotel located in Las Vegas, Nevada (the “Hotel”). References to the Company in the Registration Statement include any subsidiaries that the Company may form in connection with the closing of the Acquisition (as defined below). The Company does not currently have any subsidiaries.

Colony Capital is a private, international investment firm focusing primarily on real estate-related assets and operating companies with a strategic dependence on such assets. Colony VI is its sixth discrete investment fund. Colony Capital is led by Thomas J. Barrack, Jr., Chairman and Chief Executive Officer. Colony Capital has a staff of approximately 105 people, with offices in Los Angeles, New York, Kohala Coast in Hawaii, London, Paris, Rome, Seoul, Shanghai, Singapore, Taipei, and Tokyo.

The Company, LVH and Park Place, entered into a Purchase and Sale Agreement, dated as of December 24, 2003 (the “Purchase and Sale Agreement”). Pursuant to the Purchase and Sale Agreement, subject to the satisfaction or waiver of certain conditions to the obligations of the parties under the Purchase and Sale Agreement, the Company will acquire substantially all of the assets, including the real property on which the hotel is situated and related parcels of land and all buildings, structures and fixtures on such land, all furniture and equipment used in connection with the operation of the Hotel, and all cash held by LVH as of the closing of the transaction, and certain liabilities of LVH (the “Acquisition”), for a purchase price of $280 million, subject to certain adjustments for proration items and a working capital adjustment. Subsequent to the Acquisition, the Company will continue certain of the current business operations of LVH.

Following the completion of the Acquisition, the Company will not have an ongoing relationship with LVH or Park Place except for customary, surviving provisions in the Purchase and Sale Agreement. Certain terms of the Purchase and Sale Agreement survive the closing or termination of the Purchase and Sale Agreement, including the representations and warranties of each party which generally survive for a period of 270 days post-closing. In addition, certain covenants including the obligation to keep information confidential survive the closing. The other covenants survive in accordance with their respective terms which are set forth in the Purchase and Sale Agreement, a copy of which is attached as an exhibit to this Registration Statement. The indemnification provisions of the Purchase and Sale Agreement also survive the closing of the Acquisition.

All of the Company’s outstanding Class A Units (as defined below) are currently held by Holdings (as defined below). The Class A Units currently held by Holdings will be exchanged for Class B Units (as defined below) immediately prior to the closing of the Acquisition.

In connection with and immediately prior to the Acquisition, the Company expects to issue:

•	0.90 Class A Membership Units (“Class A Units”) to Colony Resorts LVH Coinvestment VoteCo, LLC, a Delaware limited liability company (“Coinvestment VoteCo”) for a total purchase price of $90 in cash;

•	0.60 Class A Units to Colony Resorts LVH VoteCo, LLC, a Delaware limited liability company (“VoteCo”) for a total purchase price of $60 in cash;

•	900,000 Class B Membership Units (“Class B Units” and together with the Class A Units, the “Membership Units”) to Colony Resorts LVH Co-Investment Partners, L.P., a Delaware limited partnership (“Co-Investment Partners”) for a total purchase price of $90,000,000 in cash; and

•	600,000 Class B Units to Colony Resorts LVH Holdings, LLC, a Delaware limited liability company and wholly-owned subsidiary of Colony VI (“Holdings”) for an aggregate purchase price of $60,000,000, including the surrender of the Class A Units previously purchased by Holdings.

It is currently anticipated that the Company will raise approximately $150 million from the sale of the Membership Units, collectively, including the prior sale of Class A Units to Holdings. None of Coinvestment VoteCo, VoteCo, Co-Investment Partners or Holdings have agreed to or are obligated to purchase any Membership Units.

In addition, the Company expects to grant an option to purchase Membership Units to certain of its executive officers and other qualifying parties pursuant to the terms of the equity compensation plan currently contemplated by the Company and certain employment arrangements between the Company and such executive officers. See “Item 7. Certain Relationships and Related Transactions.”

Prior to the closing of the Acquisition, the Company expects to execute an Amended and Restated Operating Agreement (the “Operating Agreement”) by and among the Company, VoteCo, Coinvestment VoteCo, Holdings and Co-Investment Partners. Pursuant to the Operating Agreement, holders of Class A Units will be entitled to one vote per unit in all matters to be voted on by voting members of the Company. Holders of Class B Units will have no vote, except as otherwise expressly required by law. Mr. Barrack is the sole member and manager of VoteCo. Mr. Barrack and Mr. Ribis are the members and managers of Coinvestment VoteCo. Any future holders of Membership Units will be required to become a party to the Operating Agreement. For a description of certain material provisions of the Operating Agreement, see “Item 7. Certain Relationships and Related Transactions.”

The Company will issue Class A Units and Class B Units in connection with the organizational structure to be put in place in order to consummate the Acquisition so that Holdings and Co-Investment Partners may acquire substantially all of the assets of LVH without having any voting power or other power to control the affairs or operations of the Company, except as otherwise expressly required by law. If Holdings or Co-Investment Partners had any voting or other power to control the affairs or operations of the Company, each entity and its respective constituent partners would be required to be licensed or found suitable pursuant to the gaming laws and regulations of the State of Nevada (“Nevada Act”) and Clark County liquor and gaming codes. As a result, Messrs. Barrack and Ribis, through VoteCo and Coinvestment VoteCo will be able to govern all matters of the Company that are subject to the vote of members, including the appointment of managers and officers and the amendment of the Company’s Certificate of Formation and Operating Agreement.

The Company is required to be approved by the Nevada Gaming Commission (the “Nevada Commission”), upon the recommendation of the State Gaming Control Board (the “Nevada Board” and collectively with the Nevada Commission, the “Gaming Authorities”), as well as by the Clark County Liquor and Gaming Board (comprised of the Clark County Commissioners) (“Clark County”) to acquire substantially all of the assets of LVH through the Acquisition. In connection with such approvals, VoteCo and Coinvestment VoteCo must be registered as holding companies and found suitable as members of the Company. Mr. Barrack must be licensed as a member and manager of each of VoteCo and Coinvestment VoteCo and found suitable as a controlling member and manager of the Company. Mr. Ribis must be licensed as a manager and member of Coinvestment VoteCo and found suitable as a controlling member and manager of the Company.

If the Nevada Commission issues an order of registration of the Company (the “Final Order”), the Final Order may (1) prohibit Holdings, Co-Investment Partners, VoteCo, Coinvestment VoteCo or their respective affiliates from selling, assigning, transferring, pledging or otherwise disposing of Membership Units or any other security convertible into or exchangeable for Class A Units or Class B Units, without the prior approval of the Nevada Commission and (2) prohibit the Company from declaring cash dividends or distributions on any class of membership unit of the Company beneficially owned in whole or in part by Holdings, Co-Investment Partners, VoteCo, Coinvestment VoteCo or their respective affiliates, without the prior approval of the Nevada Commission. The Final Order would become effective upon issuance by the Nevada Commission. The Final Order, if obtained, will set forth a description of the Company and its affiliates and intermediary companies and the various gaming licenses and approvals obtained by those entities together with any conditions and limitations pertaining to the licenses and approvals.

The diagram below shows the ownership of the Company and LVH immediately before the Acquisition and the issuances of the Class A Units and the Class B Units to VoteCo and Coinvestment VoteCo, and Holdings and Co-Investment Partners, respectively, as well as certain affiliations between certain parties.

The diagram below shows the ownership of the Company following the Acquisition as well as certain affiliations between certain parties, as well as certain affiliations among certain parties.

At the time of the closing of the Acquisition, the Company expects the following transfer restriction agreements will be executed: (1) Transfer Restriction Agreement by and among Mr. Barrack, Mr. Ribis, Co-Investment Partners and Coinvestment VoteCo (the “Coinvestment Transfer Restriction Agreement”) and (2) Transfer Restriction Agreement by and among Mr. Barrack, VoteCo and Holdings (the “VoteCo Transfer Restriction Agreement”).

The Company’s Class A Units to be issued to Coinvestment VoteCo will be subject to the Coinvestment Transfer Restriction Agreement, which the Company expects will provide, among other things, that:

•	Co-Investment Partners has the right to acquire Class A Units from Coinvestment VoteCo on each occasion that Class B Units held by Co-Investment Partners would be transferred to a proposed purchaser who, in connection with such proposed sale, has obtained all licenses, permits, registrations, authorizations, consents, waivers, orders, findings of suitability or other approvals required to be obtained from, and has made all findings, notices or declarations required to be made with, all gaming authorities under all applicable gaming laws,

•	A specific purchase price, as determined in accordance with the Coinvestment Transfer Restriction Agreement, will be paid to acquire the Class A Units from Coinvestment VoteCo, and

•	Coinvestment VoteCo will not transfer ownership of Class A Units owned by it except pursuant to such option of Co-Investment Partners.

The Company’s Class A Units to be issued to VoteCo will be subject to the VoteCo Transfer Restriction Agreement, which the Company expects will provide, among other things, that:

•	Holdings has the right to acquire Class A Units from VoteCo on each occasion that Class B Units held by Holdings would be transferred to a proposed purchaser who, in connection with such proposed sale, has obtained all licenses, permits, registrations, authorizations, consents, waivers, orders, findings of suitability or other approvals required to be obtained from, and has made all findings, notices or declarations required to be made with, all gaming authorities under all applicable gaming laws,

•	A specific purchase price, as determined in accordance with the VoteCo Transfer Restriction Agreement, will be paid to acquire the Class A Units from VoteCo, and

•	VoteCo will not transfer ownership of Class A Units owned by it except pursuant to such option of Holdings.

The Company currently intends to finance the Acquisition and pay related fees and expenses with (1) proceeds from the issuance of Class A Units to VoteCo and Coinvestment VoteCo and Class B Units to Holdings and Co-Investment Partners (collectively, the “Equity Financing”), which proceeds are currently anticipated to be approximately $150 million in the aggregate and (2) a term loan in the amount of approximately $200 million from Goldman Sachs & Co. (the “Goldman Term Loan” and together with the Equity Financing, the “Acquisition Financing”). If the Acquisition is consummated, the actual types and amounts of funds utilized to finance the Acquisition and pay related fees and expenses may differ based on prevailing circumstances at the time. In addition, application of the Acquisition Financing is subject to, among other matters, applicable gaming authority approvals. The Acquisition Financing and capital structure are subject to change based on events and circumstances that occur on or prior to the closing of the Acquisition.

It is currently anticipated that all of the assets to be acquired by the Company in the Acquisition, including the Hotel, will secure the Goldman Term Loan.

The Company is filing this Form 10 Registration Statement (the “Registration Statement”) voluntarily. The Company is not required to file this Registration Statement pursuant to the Securities Act of 1933, as amended (the “Securities Act”), or Securities Exchange Act of 1934, as amended (the “Exchange Act”), or the rules and regulations of the Securities and Exchange Commission (the “SEC”) promulgated thereunder.

Upon the effectiveness of this Registration Statement, the Class A Units became registered under Section 12(g) of the Exchange Act. Because such Class A Units are registered under the Exchange Act, the Company is a “publicly traded corporation” under the Nevada Act. Any beneficial owner of the Company’s voting securities or other equity securities may be required to file an application, be investigated, and have such holder’s suitability as a beneficial owner of the Company’s voting securities or other equity securities determined if the Nevada Commission has reason to believe that such ownership would otherwise be inconsistent with the declared policies of the State of Nevada. It is customary practice of Clark County to defer to Nevada Gaming Authorities with respect to the background and suitability investigation of applications of the nature filed by the Company. It is anticipated that the Nevada Commission and Clark County will require only VoteCo and Coinvestment VoteCo and each company’s respective members and managers to be found suitable in connection with the Acquisition. Class B Unit holders will, however, remain subject to the discretionary authority of the Nevada Gaming Authorities and Clark County and may be required to file an application and have their suitability determined or dispose of their indirect investment in the Company. See “—Regulatory Matters—Nevada Gaming Laws and Regulations.”

Following effectiveness of this Registration Statement, the Company is required and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by the Company at the SEC’s public reference facilities at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The Company’s filings are also available to the public from commercial document retrieval services and at the world wide web site maintained by the SEC at http://www.sec.gov.

LAS VEGAS HILTON

Overview of Las Vegas Hilton

The Las Vegas Hilton Hotel and Casino is located one block east of the Las Vegas Strip (the “Strip”) on approximately fifty-nine acres of land between Paradise Road and Joe W. Brown Drive adjacent to the Las Vegas Convention Center. It has approximately 2,950 hotel rooms, an approximately 74,000 square feet casino with approximately fifty table games and 1,400 slot machines, a race and sports book, twelve restaurants, approximately 4,800 parking spaces, approximately 225,000 square feet of meeting/convention space, a 1,600-seat showroom, a night club, retail outlets, an outdoor pool and a spa and health club.

Property History

Originally developed in 1969, the Hotel was purchased by Hilton in 1971 and has been operated as a Hilton-branded hotel ever since. The Hotel historically catered primarily to the high-end gaming customer segment.

Since its opening, the Hotel has undergone numerous substantial expansions and renovations to its hotel and casino space. The original Hotel consisted of a central or “core” hotel tower with a North and East tower attached to it. Over the years, the East tower was expanded to its current size and the North tower was expanded twice to its current size. Expansions have also been made to the casino floor, including the 1997 addition of SpaceQuest – a 22,000 square feet themed-casino area that was developed in coordination with the ‘Star Trek: The Experience’ show, which is managed by Paramount Parks (“Paramount”).

The opening of new luxury upscale mega-resorts on the Strip during the 1990s resulted in increased competition for high-end and premium play gaming business. Due to the Hotel’s off-Strip location and intense competition from newer Strip assets, which offered customers a more updated package of rooms and amenities, the Hotel’s management decided to exit the premium gaming segment in 2000 and focus on the core convention and mid-level casino business.

The Hotel embarked on a strategy to attract convention business and mid-level casino players through the introduction of various marketing programs. Added value packages combining room, show and dinner offers were introduced to attract leisure customers to the Hotel and improve occupancy at the Hotel during non-peak hours. Complimentary and cash back programs were modified to make them more attractive to gaming customers and competitive with the Hotel’s peer group. New retail programs were introduced that gave customers the opportunity to earn tickets for playing their favorite table games and slot machines as well as for restaurant and show purchases, thereby keeping such customers at the Hotel for a longer average period of time. A new membership program was implemented for the locals market, which provided discounts on restaurants and shows, which are key drivers for the locals market.

Capital Improvements

The Hotel has been renovated and expanded over the past ten years. From 1993 to 1995, the Hotel developed three 12,600 square feet to 15,000 square feet Sky Villa Suites, which represented a $41 million investment by the Hotel. In 1994 and 1995, the Hotel built $16 million worth of new casino lounges. From 1995 to 1998, the Hotel invested approximately $62 million to renovate its rooms and suites. During the same time period, the Hotel invested approximately $72 million in connection with the development of ‘Star Trek: The Experience’ show with Paramount and the opening of the SpaceQuest Casino. In addition, the Hotel invested approximately $9 million to construct a covered parking garage. From 1999 to 2002, the Hotel has invested approximately $44 million towards the renovation of the meeting/convention space, the pool area, the health spa and the hotel rooms and corridors.

Business Strategy

The Company’s business strategy includes:

Capital Improvement Program. The Company plans to spend approximately $67 million on capital improvements in the Hotel and casino over the next forty-eight months. Amounts and timing are preliminary but reflect the best information currently available to the Company. The most important elements of this program include reconfiguration of the casino floor to open up more gaming areas, improve access and increase foot traffic through the casino. It is currently anticipated that construction will start within 6 months of the closing of the Acquisition and the spending in the first year is currently anticipated to include approximately $22 million on renovations of the casino and public areas, $1.2 million on slot machines, $5 million on information technology and $3 million on a retail space buildout. It is currently anticipated that $2.8 million will be spent during each of the second and third years following the closing of the Acquisition on slot operations. Finally, it is currently anticipated that approximately $10 million will be spent renovating hotel rooms during each of the second, third and fourth years following the closing of the Acquisition.

These changes will provide incentive for visitors to stay in the casino longer and increase the number of visitors to the Hotel’s food venues. In addition to the new casino design, the Company plans to remodel the bars, restaurants and entertainment venues, which will provide a new entry statement by raising ceiling heights and changing the overall feel of the entrance into the Hotel. The Company also plans to create a new signage program in the Hotel and convention areas.

Focus on Customer Service. The Company continues to emphasize the importance of creating a culture focused on customer service. Each employee will be extensively trained in their respective functional area to respond immediately to customer needs. Customer satisfaction will be a key basis of employee evaluation. The Company believes this will promote an environment in which all employees feel a sense of commitment to customer service and customers feel welcome and happy in the Hotel. The Company plans to implement these training programs shortly after the closing of the Acquisition.

Increase in Convention Business. Although the total Las Vegas convention market has grown steadily, with the number of convention room nights growing at an annual growth rate of 10.6% from 2000 to 2003 (source: the Las Vegas Convention and Visitors Authority), the Hotel has seen only a 1.7% compound annual growth rate in convention room nights from 1999 and 2003 (source: LVH financial statements), even though convention room nights increased 15% in 2003 as compared to 2002. This is especially incongruous because of the Hotel’s proximity to the Las Vegas Convention Center. The Company intends to reposition the Hotel as a convention hotel. In addition, the Company will undertake an initiative to build relationships with both convention organizers and the Las Vegas Convention Center. This initiative will include, but not be limited to, beginning a dialogue with the management of the Las Vegas Convention Center and developing a means of ensuring that convention organizers and the Las Vegas Convention Center have advance notice of room availability, price and certainty of delivery. The Company intends to provide guarantees of room availability and pricing and to target middle-income conventioneers. The Company is already in discussions with the Las Vegas Convention Center to implement these initiatives following the closing of the Acquisition.

Targeted Customer Base. The Company expects to target middle-income customers with more disposable income for gaming and entertainment. The Company plans to reengineer its customer databases to identify and target value-added high margin repeat gaming customers, and to use sophisticated player tracking systems to award cash rebates or promotional allowances, such as complimentary rooms, food, beverage and entertainment to guests based on their level of profitability to the Company.

Invest in State-of-the-Art Slot Machines. The Company is committed to offering its customers the latest themed slot machines and gaming technology. The Company intends to spend approximately $1.2 million to purchase state-of-the-art slot machines within 6 months of the closing of the Acquisition as part of the $67 million capital improvement project which will be funded by proceeds of the Acquisition Financing and income from operations. The Company believes this focus is critical to retaining mid-level slot players who are more knowledgeable and sophisticated than players in other gaming segments.

Property Description

The Hotel

The 30-story Las Vegas Hilton hotel tower has been a Hilton-branded hotel for over thirty years. The Hotel consists of approximately 2,650 standard rooms and 300 suites with the standard rooms ranging from 300 square feet to 500 square feet and suites beginning at 600 square feet. Other services offered to the guests include a business center, 24-hour room service and in-room high-speed data ports.

The Company currently intends to enter into a license agreement (the “License Agreement”) immediately prior to or concurrently with the closing of the Acquisition, pursuant to which the Company would license from Hilton Hotel Corporation (“Hilton”) the right to use the mark “Hilton” and would be part of Hilton’s reservation system and Hilton’s “HHonors Program™”. It is currently anticipated that the License Agreement will commence on the date of the closing of the Acquisition and expire on December 31, 2008. During the term of the License Agreement, the Company will be required to pay Hilton an annual fee of $2,000,000 plus 1% of the Hotel’s gross room revenue to fund national and regional group advertising and sales and business promotion efforts by Hilton. However, the foregoing terms and provisions are subject to change based on events and circumstances that may occur on or prior to the closing of the Acquisition, and the Company currently has no binding commitments with respect to the License Agreement or other aspects of the prospective relationship with Hilton.

The Casino

The Hotel features an approximately 74,000 square feet gaming area with approximately 1,400 slot machines and approximately fifty table games. The casino offers customers a variety of gaming options including popular table games such as Blackjack, Baccarat, Craps and Roulette and the latest slot machine games such as Monopoly™, Yahtzee™, Playboy™ and Elvis™ under applicable agreements with the manufacturers of such slot machines.

Race and Sports Book

The race and sports book is located on the east end of the main casino floor and features over 45 screens, including thirty projection television screens, eleven for the sports book and nineteen for the race book. This 10,500 square feet facility has seating for 400 people with eighty in the sports book area. Wagering options include daily lines, parlays, weekly golf and NASCAR betting, marquee boxing matches and grand slam tennis events plus year-round futures. The race book offers no-limit pari-mutuel wagering.

The race and sports book is currently operated by LVH through a subscriber agreement with The Sports Network. In connection with the Acquisition, the Company has begun the process of negotiating an agreement with CBS Corporation (“CBS”). While the terms and conditions that have been offered by CBS are generally within industry standards, the Company is discussing alternatives with other service providers. The Company believes that it will be able to negotiate race and sports book agreements under favorable terms and conditions, and within a timeframe that will allow for continuity of the race and sports book operation. There can be no assurance that the Company will be able to enter into a new licensing agreement with CBS or that the terms of any such agreement will be the same as the previous licensing agreement.

Restaurants

The Hotel features twelve dining options with seating for approximately 1,800 customers, including the Benihana Village. The Hotel has six fine dining options with approximately 750 seats and six casual dining restaurants with approximately 1,000 seats. All the restaurants are owned or franchised by the Hotel, with the exception of Vegas Subs, which is leased.

Entertainment

Show venues at the Hotel include the 1,600-seat Hilton Theater, the 330-seat Night Club and ‘Star Trek: The Experience’ show. This theater has great historical relevance and has hosted performances by some of the top acts in the music industry including Elvis Presley, who performed at the Hotel from 1969 to 1976. The Night Club is an after hours dance club with a bar, balcony area, dancing and a wide array of DJs and other performances. In addition, there are several separate lounges available to patrons including the Crystal Lounge located just off of the main casino floor, which features live jazz and dance bands. The Hotel also hosts ‘Star Trek: The Experience’, an approximately 65,000 square feet attraction featuring a motion-based simulation ride, interactive video and virtual reality stations, dining and souvenir shops. This attraction was developed in collaboration with Paramount and is managed by Paramount.

Convention/Meeting Areas

The Hotel is located adjacent to the Las Vegas Convention Center, which has approximately 3.2 million square feet of total space, and features approximately 2 million square feet of net exhibit space, and 243,950 square feet of net meeting room space, accommodating 144 meeting rooms with seating capacities from 20 to 12,000.

Additionally, the Hotel itself has approximately 225,000 square feet of total meeting space including the Hilton Center, the Hilton Pavilion and the Hilton Ballroom. The Hilton Center is comprised of the Conrad Room and the Barron Room – each a pillar-free area with a total of 95,000 square feet. Using a partition, two smaller rooms can be created seating up to a total of 8,900 people depending on the seating arrangement. The Hilton Ballroom and Hilton Pavilion, located adjacent to the Hilton Center, offer a combined 78,130 square feet of space for meetings and conferences. Additionally, there are fourteen conference rooms available for meetings, each with moveable partitions, two large Board Rooms and five Salon Suites. Based upon demand for meeting space, some hotel rooms can also be converted to hospitality suites.

Las Vegas Monorail Station

The Hotel is one of only seven existing stations linking the new four-mile monorail running from MGM Grand to Sahara Hotel and Casino. The monorail is scheduled to begin operations in mid-2004 and is estimated to carry twenty million passengers annually (source: Regional Transportation Commission of Southern Nevada). The Hotel is currently the only property with the station located directly at the front entrance to the property providing more convenient access to the monorail for its customers. Future plans for the monorail include extending it to downtown Las Vegas (Fremont Street), the McCarran Airport as well as to the west side of the Strip.

Other Amenities

Other amenities offered by the Hotel include an outdoor pool and recreation area with individual cabanas, an indoor/outdoor spa, fitness room, six championship tennis courts, three temperature spas, dry and wet sauna, the Cabana Bar and the Cabana Shop. Additionally, the Hotel has a Sports Zone Video Arcade and a retail area.

Las Vegas Market

According to the Nevada Gaming Control Board, during 2003, gaming revenues in Clark County reached $7.8 billion. The number of visitors traveling to Las Vegas was approximately 35.5 million in 2003, representing a compound annual growth rate of 5.0% since 1988’s 17.2 million visitors (Source: Las Vegas Convention & Visitors Authority). Aggregate expenditures by Las Vegas visitors increased at a compound annual growth rate of 8.2% from $10.0 billion in 1988 to $32.8 billion in 2003 (Source: Las Vegas Convention & Visitors Authority). The number of hotel and motel rooms in Las Vegas increased at a compound annual growth rate of 4.8% from 67,391 in 1989 to 130,482 in 2003 (Source: Las Vegas Convention & Visitors Authority).

Las Vegas Market Statistics

The following table sets forth certain statistical information for the Las Vegas market for the years 1999 through 2003.

	1999	2000	2001	2002	2003
Visitor Volume (in thousands)*	33,809	35,850	35,017	35,072	35,540
Clark County gaming revenues (in millions)**	$7,209	$7,671	$7,637	$7,631	$7,831
Hotel/motel rooms*	120,294	124,270	126,610	126,787	130,482
Airport passenger traffic (in thousands)***	33,669	36,866	35,180	35,009	36,266
Convention attendance (in thousands)*	3,773	3,853	5,014	5,105	5,658

*	Source: Las Vegas Convention & Visitors Authority
**	Source: Nevada Gaming Control Board
***	Source: McCarran International Airport

Customer Segmentation

During the 1990s, the Hotel catered primarily to premium play gaming customers. Following management’s decision to exit this segment in 2000, the Hotel focused its marketing efforts primarily on the convention segment, the mid-level casino segment and the leisure and tour and travel segment.

While convention and leisure customers come from all areas of the United States, historically, geographically, California provides the largest base of customers to the Hotel accounting for approximately 60% to 65% of total room nights, followed by Arizona with 5% of total room nights and Texas with 4% of total room nights. Accordingly, as a region, California has historically been critical to the Hotel’s success both on the hotel and casino side of the business.

The convention business is the number one market segment for the Hotel. The Hotel’s prominent location next to the Las Vegas Convention Center allows it to effectively target large convention groups, thereby increasing mid-week demand for available room nights. Of the 865,000 annual room nights occupied at the Hotel in 2002, convention groups represented approximately 37% of total room nights sold and over half of the Hotel’s room revenue.

The casino customers accounted for approximately 20% of total room nights. These customers represent the second most important market for the Hotel after the convention business. The Hotel uses a reward program to track casino customers play and provides comps based on historical levels of play.

The leisure customers accounted for approximately 43% of the Hotel’s total room nights sold in 2002. Though leisure customers accounted for a higher share of room nights than the casino customers, the Company regards the casino segment as more valuable because of higher casino play from the casino segment. Leisure customers are attracted to the Hotel due to the property’s Strip-like environment and extensive amenities offered at a more affordable and attractive cost relative to other Strip properties. Within the leisure segment, the Hotel caters to the Free & Independent Traveler leisure segment, Tour & Travel segment and package customers. The Hotel targets the leisure segment through added value packages, promotional discounts, and tour and travel operators. The Tour & Travel segment, which represents 14% of total room nights, is primarily used to increase occupancy during off-peak and low seasons.

The Hotel also attracts some locals play due to its popular race and sports book and the ease of access through the east end of the Hotel. With over 1.6 million people living in Clark County, the locals market represents an attractive customer base for the Hotel. The Hotel recently began targeting this segment through new advertising and marketing programs such as a membership program which provides discounts for shows and restaurants.

Advertising Strategy

Over the past few years, LVH has implemented various advertising strategies to reinforce the Hotel’s image as a mid-level casino product and to attract new customers to the Hotel. The Company expects to substantially maintain the existing advertising strategies after the closing of the Acquisition.

A series of advertising campaigns was introduced to deliver a consistent message about the Hotel to the customers. In addition, a new complimentary policy and cash back programs were put in place and advertised in order to reposition the Hotel as a more gambler friendly property. The entertainment lineup (including the Star Trek Experience) at the Hotel is prominently featured on billboards in order to attract locals and visitors alike.

Most of the advertising for the Hotel and its marketing programs are done through one of the following four mediums; print, radio, outdoor and internet marketing. The internet is increasingly being used to promote the Hotel through advertising on major internet sites and search engine optimization to ensure customer traffic is directed to the Hotel’s website.

Competition

The Hotel located less than one mile east of the Strip, competes with other high-quality Las Vegas resorts and other Las Vegas hotel casinos, including those located on the Strip, on the basis of overall atmosphere, range of amenities, price, location, entertainment offered, theme and size. Currently, there are approximately thirty major gaming properties located on or near the Strip, thirteen additional major gaming properties in the downtown area and additional gaming properties located in other areas of Las Vegas. Many of the competing properties, such as the Rio, Mandalay Bay, Paris, The Venetian, The Mirage, Treasure Island, Caesar’s Palace, Luxor, New York-New York, Bellagio, Aladdin, the Palms and the MGM Grand have themes and attractions which draw a significant number of visitors and directly compete with the Hotel’s operations. Some of these facilities are operated by companies that have more than one operating facility and may have greater name recognition and financial and marketing resources than the Hotel and market to the same target demographic group as the Hotel does. Furthermore, additional hotel casinos, containing a significant number of hotel rooms, are expected to open in Las Vegas within the coming years. There can be no assurance that the Las Vegas market will continue to grow or that hotel casino resorts will continue to be popular. A decline or leveling off of the growth or popularity of such facilities could result in reduced casino and hotel revenues.

To a lesser extent, the Hotel competes with hotel casinos in the Mesquite, Laughlin, Reno and Lake Tahoe areas of Nevada, and in Atlantic City, New Jersey. The Hotel also competes with state-sponsored lotteries, on and off-track wagering, card parlors, riverboat and Native American gaming ventures, and other forms of legalized gaming in the United States, as well as with gaming on cruise ships, internet gaming ventures and international gaming operations. In 1998, California enacted the Tribal Government Gaming and Economic Self-Sufficiency Act (the “Tribal Act”). The Tribal Act provides a mechanism for federally recognized Native American tribes to conduct certain types of gaming on their land. The California electorate approved Proposition 1A on March 7, 2000. Proposition 1A gives all California Indian tribes the right to operate a limited number of certain kinds of gaming machines and other forms of casino wagering on California Indian reservations. Continued proliferation of gaming activities permitted by Proposition 1A may materially reduce casino and hotel revenues in Nevada generally and at the Hotel. The Company is unable, however, to assess the magnitude of the impact on its business.

Employees

As of March 31, 2004, the Hotel had approximately 2,100 active employees. The Hotel currently has approximately 1,700 full-time equivalent employees.

The Company recognizes that the Hotel’s employees are critical to its success and has fostered a productive work culture. Employees are offered competitive salaries and a benefits package that includes medical and dental coverage.

The Company believes that it will have a good working relationship with both its union and non-union work force. Labor unions represent approximately 69% of the work force at the Hotel with labor agreement terms ranging from one year to five years. In connection with the closing of the Acquisition, the Company shall assume obligations under existing collective bargaining agreements with certain labor unions.

Zoning, Real Estate and Environmental Issues

The Hotel is located on approximately fifty-nine acres of land designated with H-1 Limited Resort and Apartment District zoning. This H-1 Limited Resort and Apartment District was established to provide for the development of gaming enterprises, compatible commercial, and mixed commercial and residential uses, and to prohibit the development of incompatible uses that are detrimental to gaming enterprises. Permitted uses under H-1 Limited Resort and Apartment District zoning include, but are not limited to, and subject to obtaining necessary special use permits and other land use approvals, hotels, casinos, condominiums and timeshares. The existing facility sits on approximately thirty-five acres. Initial analysis, though incomplete, suggests that some of this acreage could be suitable for future development projects by the Company, third parties or some combination thereof. Although the Company has contemplated preliminary plans for the development of this acreage, there are no definite or binding plans regarding such development. Additionally, the Company has not secured any financing in respect of such contemplated preliminary plans for development.

The Hilton Grand Vacations property, located adjacent to the Hotel, has an easement for use of approximately 260 parking spaces (out of approximately 4,800 parking spaces). There is also an easement for the use of the monorail that runs through the Hotel property.

An independent environmental consultant performed a Phase I environmental site assessment in accordance with American Society for Testing and Materials (“ASTM”) standards on the Las Vegas Hilton property in December 2003. This assessment involved visual inspection, interviews with site personnel, review of certain publicly available records, and preparation of a written report. The assessment did not include any testing of soil or groundwater at the property. According to certain historical data integrated into the Phase I report, in 2000 it was discovered that there is a plume of tetrachloroethene in the groundwater and the property was listed as a leaking underground storage tank site. The contamination is believed to originate from an off-site source, but the source has not yet been identified. To date, the Nevada Division of Environmental Protection has not required any additional investigation at the property. The Phase I report states that levels of tetrachloroethene and total petroleum hydrocarbons in the groundwater beneath the property in 2000 exceeded certain limits allowed under a National Pollutant Discharge Elimination System permit. The Phase I report indicates that the allowable levels have been exceeded in the past and a treatment system is needed to ensure compliance with applicable requirements. The Company expects to install a treatment system at a nominal cost. The Phase I report also identified asbestos-containing materials at the Hotel. The Company expects to manage these materials pursuant to an operations and maintenance program.

The Company does not expect that its compliance measures in respect of the groundwater issue or the asbestos issue will have a material effect upon its capital expenditures, earnings or competitive position. The Company believes that the proper filtration system required for the dewatering sump pumps could be installed at a cost of under $10,000. In addition, the Company has allocated $750,000 in its renovation budget to allow for asbestos abatement in common areas which will be affected by the planned renovation. There can be no assurance, however, that the estimated capital and operating costs for the treatment system will not be exceeded or that there will be no claims or other liabilities associated with the foregoing conditions.

Litigation

The Hotel is involved in various legal proceedings relating to its business. While any proceeding or litigation has an element of uncertainty, LVH’s management believes that the final outcome of these matters is not likely to have a material adverse effect upon its results of operations or financial position. The Company is not currently a party to any legal proceedings.

Purchase and Sale Agreement

On December 24, 2003, the Company, LVH and Park Place, entered into the Purchase and Sale Agreement. Pursuant to the Purchase and Sale Agreement, the Company will purchase substantially all of the assets of LVH, including, without limitation, the Hotel and assume certain of LVH’s liabilities. The transactions contemplated pursuant to the Purchase and Sale Agreement are expected to be consummated during the second quarter of 2004, and the Purchase and Sale Agreement is subject to customary closing conditions, including receipt of all required regulatory approvals and receipt of title insurance with respect to the real property to be acquired. At the closing date of the Acquisition, LVH will transfer fee simple title to real property at the Hotel including, without limitation, buildings, structures, fixtures and improvements located thereon and all rights associated with the land. LVH will also assign certain contracts and agreements related to the business and the Hotel to the Company. In addition, subject to certain conditions, LVH will grant a non-exclusive license to the Company to use customer data relating to the Hotel and the business of LVH. Certain property, which is primarily owned by Park Place and used in connection with all of its hotels and casinos, is excluded from the assets transferred to the Company as set forth in the Purchase and Sale Agreement. Pursuant to the Purchase and Sale Agreement, the Company has also agreed to offer employment to certain employees of LVH, to assume certain of the collective bargaining agreements with existing labor unions and to assume certain obligations with respect to those employees who accept offers of employment with the Company.

In consideration for the sale of the Hotel, at closing the Company shall pay the purchase price of $280 million subject to certain adjustments for proration items and a working capital adjustment and assume approximately $30.7 million in current liabilities as of March 2004, primarily relating to accrued payroll, taxes and benefits, accrued expenses and unpaid gaming tickets, which will be offset by the assumption of approximately $26.4 million of current assets.

During the time between the execution date and the closing date (the “Pre-Closing Period”), LVH has agreed to conduct the business of the Hotel consistent in all material respects with past practice and to perform all material obligations. LVH also agreed to certain covenants during the Pre-Closing Period including, without limitation, that (a) it will refrain from entering into any contracts which (i) expire after the one year anniversary of the execution date of the Purchase and Sale Agreement or (ii) involve aggregate consideration greater than $100,000, (b) it will not enter into, amend or terminate any material real property lease or (c) it will not enter into, or renew, any employment contracts or arrangements providing for severance with any employees. Subject to certain conditions, LVH agreed to provide the Company and its representatives reasonable access to the Hotel as necessary during the Pre-Closing Period.

Certain terms of the Purchase and Sale Agreement survive the closing or termination of the Purchase and Sale Agreement, including the representations and warranties of each party, which generally survive for a period of 270 days post-closing. In addition, certain covenants, including the obligation to keep information confidential survive the closing. The other covenants survive in accordance with their respective terms, which are set forth in the Purchase and Sale Agreement, a copy of which is attached as an exhibit to this Registration Statement. The indemnification provisions of the Purchase and Sale Agreement also survive the closing of the Acquisition.

Regulatory Matters

Nevada Gaming Laws and Regulations.

The ownership and operation of casino gaming facilities in Nevada and the manufacture and distribution of gaming devices and cashless wagering systems for use or play in Nevada or for distribution outside of Nevada are subject to (1) the Nevada Act and (2) various local ordinances and regulations. The gaming operations of the Company are subject to the licensing and regulatory control of the Nevada Gaming Authorities and Clark County.

The laws, regulations and supervisory procedures of the Nevada Gaming Authorities are based upon declarations of public policy which are concerned with, among other things: (1) the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity; (2) the strict regulation of all persons, locations, practices, associations and activities related to the operation of licensed gaming establishments and the manufacture and distribution of gaming devices and cashless wagering systems; (3) the establishment and maintenance of responsible accounting practices and procedures; (4) the maintenance of effective controls over the financial practices of licensees, including the establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues, providing reliable record keeping and requiring the filing of periodic reports with the Nevada Gaming Authorities; (5) the prevention of cheating and other fraudulent practices; and (6) providing a source of state and local revenues through taxation and licensing fees. Changes in such laws, regulations and procedures could have an adverse effect on the Company’s gaming operations.

The Company, is required to be licensed and VoteCo and Coinvestment VoteCo are required to be registered as holding companies with respect to the Company by the Nevada Gaming Authorities. The Company’s gaming licenses will require the periodic payment of fees and taxes and are not transferable. The Company has applied to be registered by the Nevada Commission as a publicly traded corporation (a “Registered Company”), to be found suitable to acquire the assets of LVH and for approval to hold a gaming license to own and operate the Hotel. Following the effectiveness of this Registration Statement, the Company will be deemed a

“publicly traded corporation” under the Nevada Act, even though it is not currently anticipated that the Membership Units or any other class of the Company’s securities will be listed for trading or trade with any frequency. As a Registered Company and gaming licensee, the Company will be required to submit detailed financial and operating reports to the Nevada Commission and Nevada Board and furnish any other information which the Nevada Commission or Nevada Board may require. The Company is expected to continue to qualify as a Registered Company upon the effectiveness of this Registration Statement. No person may become a member or acquire a membership interest in, or receive any percentage of the profits from, the Company without first obtaining all required registrations, licenses, findings of suitability, approvals and permits from the Nevada Gaming Authorities. The Company, VoteCo and Coinvestment VoteCo have made application with the Nevada Gaming Authorities to obtain the various registrations, licenses, findings of suitability, approvals and permits (individually, a “Gaming License” and, collectively, the “Gaming Licenses”) required in order to engage in gaming operations in Nevada.

The Nevada Gaming Authorities may investigate any individual who has a material relationship to, or material involvement with, the Company, VoteCo and Coinvestment VoteCo in order to determine whether such individual is suitable or should be licensed as a business associate of a gaming licensee. Members, transferees of a member’s interest, directors, managers and certain key employees of the Company, VoteCo and Coinvestment VoteCo must file applications with the Nevada Gaming Authorities and may be required to be licensed or found suitable by the Nevada Gaming Authorities. The Nevada Gaming Authorities may deny an application for licensing for any cause which they deem reasonable. A finding of suitability is comparable to licensing, and both require submission of detailed personal and financial information followed by a thorough investigation. The applicant for licensing or a finding of suitability must pay all the costs of the investigation. Changes in licensed positions must be reported to the Nevada Gaming Authorities and in addition to its authority to deny an application for a finding of suitability or licensure, the Nevada Commission has jurisdiction to limit, condition, restrict, revoke or suspend any license, registration, finding of suitability or approval, or to fine any person licensed, registered, found suitable or approved, for any cause which it deems reasonable.

If the Nevada Gaming Authorities were to find an officer, manager or key employee unsuitable for licensing or unsuitable to continue having a relationship with the Company, VoteCo or Coinvestment VoteCo, the companies involved would have to sever all relationships with such person. In addition, the Nevada Commission may require the Company, VoteCo or Coinvestment VoteCo to terminate the employment of any person who refuses to file appropriate applications. Determinations of suitability or of questions pertaining to licensing are not subject to judicial review in Nevada.

The Company, VoteCo and Coinvestment VoteCo will each be required to submit detailed financial and operating reports to the Nevada Gaming Authorities. Substantially all material loans, leases, sales of securities and similar financing transactions by the Company, VoteCo and Coinvestment VoteCo must be reported to, or approved by, the Nevada Commission.

If it were determined that the Nevada Act was violated by the Company, VoteCo or Coinvestment VoteCo, the Gaming Licenses they hold could be limited, conditioned, suspended or revoked, subject to compliance with certain statutory and regulatory procedures. In addition, the Company, VoteCo and Coinvestment VoteCo, and the persons involved, could be subject to substantial fines of up to $250,000 for each separate violation of the Nevada Act at the discretion of the Nevada Commission. Further, a supervisor could be appointed by the Nevada Commission to operate the Company and, under certain circumstances, earnings generated during the supervisor’s appointment could be forfeited to the State of Nevada. Limitation, conditioning or suspension of any gaming license or the appointment of a supervisor could (and revocation of any gaming license would) impact casino revenues and cause the Company to suffer financial loss.

Any beneficial holder of the Company’s voting securities or other equity securities, regardless of the number of units owned, may be required to file an application, be investigated, and have such holder’s suitability as a beneficial holder of the Company’s voting securities or other equity securities determined if the Nevada

Commission has reason to believe that such ownership would otherwise be inconsistent with the declared policies of the State of Nevada. The applicant must pay all costs of investigation incurred by the Nevada Gaming Authorities in conducting any such investigation.

The Nevada Act requires any person who individually or in association with others acquires, directly or indirectly, beneficial ownership of more than 5% of the Company’s voting securities to report the acquisition to the Nevada Commission, and such person may be required to be found suitable. The Nevada Act requires that each person who, individually or in association with others, acquires, directly or indirectly, beneficial ownership of more than 10% of the Company’s voting securities apply to the Nevada Commission for a finding of suitability within thirty days after the Chairman of the Nevada Board mails the written notice requiring such filing. Under certain circumstances, an “institutional investor,” as defined in the Nevada Act, which acquires more than 10%, but not more than 15%, of the Company’s voting securities may apply to the Nevada Commission for a waiver of such suitability requirement if such institutional investor holds the voting securities for investment purposes only. An institutional investor shall not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the managers of the Company, any change in the Company’s Articles of Organization, operating agreement, management, policies or operations of the Company, or any of its gaming affiliates, or any other action which the Nevada Commission finds to be inconsistent with holding the Company’s voting securities for investment purposes only. Activities which are not deemed to be inconsistent with holding voting securities for investment purposes only include: (1) voting on all matters voted on by members; (2) making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in its management, policies or operations; and (3) such other activities as the Nevada Commission may determine to be consistent with such investment intent. If the beneficial holder of voting securities who must be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information, including a list of beneficial owners. The applicant is required to pay all costs of investigation.

Any person who fails or refuses to apply for a finding of suitability or a license within thirty days after being ordered to do so by the Nevada Commission or the Chairman of the Nevada Board, may be found unsuitable. The same restrictions apply to a record owner of equity securities if the record owner, after request, fails to identify the beneficial owner. Any member found unsuitable and who holds, directly or indirectly, any beneficial ownership of the equity securities of a Registered Company beyond such period of time as may be prescribed by the Nevada Commission may be guilty of a criminal offense. The Company is subject to disciplinary action if, after it receives notice that a person is unsuitable to be a member or hold a voting security or other equity security issued by the Company or to have any other relationship with the Company, the Company (1) pays that person any dividend or interest upon voting securities of the Company, (2) allows that person to exercise, directly or indirectly, any voting right conferred through securities held by that person, (3) pays remuneration in any form to that person for services rendered or otherwise, or (4) fails to pursue all lawful efforts to require such unsuitable person to relinquish his voting securities including, if necessary, the immediate purchase of said voting securities for cash at fair market value.

The Nevada Commission may, in its discretion, require the holder of any debt or nonvoting security of a Registered Company, to file applications, be investigated and be found suitable to own the debt or nonvoting security of a Registered Company. If the Nevada Commission determines that a person is unsuitable to own such security, then pursuant to the Nevada Act, the Registered Company can be sanctioned, including by revocation of its approvals, if without the prior approval of the Nevada Commission, the Registered Company: (1) pays to the unsuitable person any dividend, interest, or any distribution whatsoever; (2) recognizes any voting right by such unsuitable person in connection with such securities; (3) pays the unsuitable person remuneration in any form; or (4) makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation, or similar transaction.

The Company is required to maintain a current ledger in Nevada reflecting the ownership of record of each outstanding equity security issued by the Company which may be examined by the Nevada Gaming Authorities at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Nevada Gaming Authorities. A failure to make such disclosure may be grounds for finding the record holder unsuitable. The Company is also required to render maximum assistance in determining the identity of the beneficial owner. The Nevada Commission has the power to require the Company’s securities to bear a legend indicating that the securities are subject to the Nevada Act.

The Company may not make a public offering of its securities without the prior approval of the Nevada Commission if the securities or the proceeds therefrom are intended to be used to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for such purposes. On January 7, 2004, the Company made application with the Nevada Board for approval of the registration of its Class A Units described in this Registration Statement to be filed with the Securities and Exchange Commission to register the Company’s Class A Units under the Securities Exchange Act of 1934 and for state and county gaming licenses to own and operate the Hotel. Coinvestment VoteCo and VoteCo have filed applications for approval of the Nevada Gaming Commission and Clark County to acquire control of the Company and for registration as holding companies. In connection with the Company’s, Coinvestment VoteCo’s and VoteCo’s applications, Mr. Barrack has filed applications for approval as a controlling member and manager of the Company and as a manager and member of Coinvestment VoteCo and VoteCo; and Mr. Ribis has filed applications for approval as a controlling member and manager of the Company, and as a manager and member of Coinvestment VoteCo. The Nevada Gaming Authorities’ investigation is underway and continuing. The applications will be on the agenda of the State Gaming Control Board, Clark County and Nevada Gaming Commission on June 14, 2004, June 15, 2004 and June 17, 2004, respectively. No assurances can be given that such approval and Gaming Licenses will be granted or that, if granted, they will be granted on a timely basis. The Company may not close the Acquisition until the Gaming Licenses are obtained.

Changes in control of the Company through merger, consolidation, stock or asset acquisitions, management or consulting agreements, or any act or conduct by a person whereby the person obtains control, may not occur without the prior approval of the Nevada Gaming Commission and Clark County. Entities and persons seeking to acquire control of a Registered Company must satisfy the Nevada Gaming Commission in a variety of stringent standards prior to assuming control of such Registered Company. The Nevada Gaming Commission may also require controlling stockholders, members, partners, officers, directors and other persons having an ownership interest in or a material relationship or involvement with the entity proposing to acquire control to be investigated and licensed as part of the approval process relating to the transaction.

The Nevada legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and corporate defense tactics affecting Nevada gaming licensees, and Registered Companies that are affiliated with those operations, may be injurious to stable and productive corporate gaming. The Nevada Commission has established a regulatory scheme to ameliorate the potentially adverse effects of these business practices upon Nevada’s gaming industry and to further Nevada’s policy to: (1) assure the financial stability of corporate gaming operators and their affiliates; (2) preserve the beneficial aspects of conducting business in the corporate form; and (3) promote a neutral environment for the orderly governance of corporate affairs. Approvals are, in certain circumstances, required from the Nevada Commission before the Company can make exceptional repurchases of voting securities above the current market price thereof and before a corporate acquisition opposed by management can be consummated. The Nevada Act also requires prior approval of a plan of recapitalization proposed by the Company’s directors in response to a tender offer made directly to the Registered Company’s members for the purposes of acquiring control of the Registered Company.

License fees and taxes, computed in various ways depending on the type of gaming or activity involved, are payable to the State of Nevada and to the counties and cities in which a Nevada licensee’s respective operations are conducted. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly, quarterly or annually and are based upon either: (1) a percentage of the gross revenues received; (2) the number of gaming devices operated; or (3) the number of table games operated. An excise tax is imposed on admission to any facility operated by a licensed gaming establishment where live entertainment is provided. The tax rate varies with the size of the facility in which the live entertainment is conducted and where maximum occupancy is less than 7,500, amounts paid for food, refreshments and merchandise purchased at the facility during live entertainment are also subject to taxation. Nevada licensees that hold a license as an operator of a slot machine route, or a manufacturer’s or distributor’s license, also pay certain fees and taxes to the State of Nevada.

Any person who is licensed, required to be licensed, registered, required to be registered, or under common control with such persons (collectively, “Licensees”), and who proposes to become involved or is involved in a gaming venture outside of Nevada (“Foreign Gaming”) is required to deposit with the Nevada Board, and thereafter maintain, a revolving fund in the amount of $10,000 to pay the expenses of investigation of the Nevada Board of their participation in such Foreign Gaming. The revolving fund is subject to increase or decrease in the discretion of the Nevada Commission. Thereafter, Licensees are required to comply with certain reporting requirements imposed by the Nevada Act. A licensee is also subject to disciplinary action by the Nevada Commission if it knowingly violates any laws of the foreign jurisdiction pertaining to the Foreign Gaming operation, fails to conduct the Foreign Gaming operation in accordance with the standards of honesty and integrity required of Nevada gaming operations, engages in activities or enters into associations that are harmful to the State of Nevada or its ability to collect gaming taxes and fees, or employs, contracts with, or associates with, a person in the Foreign Gaming operation who has been denied a license or finding of suitability in Nevada on the ground of personal unsuitability.

Gaming and liquor activities at the Hotel are subject to regulation and licensing by the Clark County Department of Business License. The Company has made application with the Clark County Department of Business License which serves as staff to the Clark County Liquor and Gaming Board (the members of which are the Clark County Commissioners) for all required gaming and liquor licenses in the unincorporated areas of Clark County. The Clark County application and regulatory process, which is detailed in the Clark County Code, is independent from, consistent with, but less extensive than, the application and regulatory process of the Nevada Gaming Authorities. Background and suitability investigations in Clark County are conducted primarily by the Las Vegas Metropolitan Police Department (“LVMPD”). It is the customary practice of Clark County and the LVMPD to defer to the Nevada Gaming Authorities for the background and suitability investigation of applications of the nature filed by the Company, but jurisdiction is retained to conduct any investigation and take any regulatory action deemed appropriate under the circumstances, to the extent allowed under Clark County Code as amended from time to time. Clark County liquor and gaming licenses are revocable and are not transferable.

ITEM 2	FINANCIAL INFORMATION.

The Company

The Company has conducted no business other than in connection with the Purchase and Sale Agreement and has no material assets or liabilities. See “Item 1. Business—The Company” and the financial statements of the Company as of December 31, 2003 and March 31, 2004 included elsewhere herein.

LVH

SELECTED FINANCIAL DATA

LVH has derived the following historical information from its audited financial statements for 2001 through 2003 and from its unaudited financial statements for 1999 and 2000 and for the three months ended March 31, 2004 and 2003. LVH’s audited financial statements and related notes thereto as of December 31, 2003, 2002 and 2001 and unaudited financial statements as of March 31, 2004 appear elsewhere in this Registration Statement. The unaudited financial statements include all adjustments (which include normal recurring adjustments) necessary for a fair presentation of financial position and results of operations. The information is only a summary and should be read in conjunction with Management’s Discussion and Analysis in this section and the historical financial statements and related notes in Item 13. The results for the three months ended March 31, 2004 are not necessarily indicative of the results that may be expected for the entire year. The selected financial data is not necessarily indicative of the Company’s or LVH’s future results of operations or condition.

	Years Ended or as of December 31,							Three Months Ended or as of March 31,
	2003	2002	2001		2000		1999	2004	2003
	(dollars in thousands)
Results of Operations:
Total revenue	$214,011	$215,651	$226,842	(1)	$271,904	(1)	$357,297	$66,921	$56,743
Depreciation and amortization	18,190	16,708 (2)	31,790	(2)	22,579	(2)	40,401	4,688	4,461
Impairment loss	—	—	124,000	(3)	55,000	(3)	—	—	—
Total operating (loss) income	(15,525)	(6,429)	(145,998)		(54,531)		8,100	6,763	455
Net (loss) income	(15,525)	(6,417)	(145,934)		(47,460)		4,779	6,763	455
Balance Sheet:
Total assets	207,211	207,256	203,712	(3)	375,441	(3)	479,417	190,462	207,211
Total stockholder’s equity	118,712	134,237	140,654		286,588		334,048	125,475	118,712

(1)	In July 2000, a definitive agreement was signed that would have resulted in the sale of the property, building and equipment of LVH for a base price of $300,000,000. The agreement provided that Park Place would retain receivables relating to high-end casino play and would attempt to service high-end customers at other properties. As anticipated by the agreement, and once it was announced, high-end gaming customers gradually ceased play at the Hotel. During the third and fourth quarters of 2000, revenues began to reflect the loss of the high-end play without incremental lower and mid-level gamblers’ play or increased convention business. Operating income was also negatively impacted as costs associated with the high-end play could not be reduced as quickly because the Hotel continued to provide service to the remaining high-end market pending closing of the sale. Additionally, the held-for-sale status affected the Hotel’s ability to compete for other casino business.
(2)	As the Hotel was considered “Held for Sale” effective July 2000, no deprecation and amortization expense was charged from that date through December 31, 2000. Effective January 2001, the Hotel was no longer considered “Held for Sale” and as such, depreciation and amortization expense resumed at that time on the remaining assets after the $55,000,000 second quarter of 2000 non-cash impairment loss (See Note (3) following). Depreciation and amortization decreased once again after the $124,000,000 write-down of fixed assets that occurred in the third quarter of 2001.
(3)

In July 2000, a definitive agreement was signed that would have resulted in the sale of the property, building and equipment of LVH for a base price of $300,000,000. As a result, a $55,000,000 non-cash impairment loss was taken in the second quarter of 2000. In January 2001, the purchaser failed to further extend the closing date and did not complete the transaction. Park Place ceased its efforts to sell the Hotel and continued to operate it in the normal course, but with a focus on lower and mid-level gamblers’ play and convention business. During 2001, revenues declined from $73,000,000 in the first quarter to $48,000,000 in the third quarter. Operating income during 2001 was $7,000,000 in the first quarter, a loss of $3,000,000 in the second quarter, and a loss of $14,000,000 in the third quarter. The successive quarters of operating losses coupled with the significant reduction in convention and group visitation into Las Vegas resulting from the events of September 11 necessitated a review of LVH’s assets for impairment. Based on an analysis of expected future cash flows, an impairment existed. LVH engaged an independent appraisal company to assist in the valuation of the Hotel. The fair value was determined using a combination of future cash flow analysis and market/sales comparison analysis of the Hotel resulting in a fair value that was $124,000,000 less than the carrying value of the assets. A $124,000,000 write-down of fixed assets was made in the third quarter of 2001.

UNAUDITED PRO FORMA FINANCIAL DATA

The following unaudited pro forma balance sheet of the Company as of March 31, 2004 and unaudited pro forma statement of operations for the year ended December 31, 2003 and three months ended March 31, 2004, give effect to the Acquisition and the Acquisition Financing as if they occurred, for balance sheet purposes, on March 31, 2004 and, for statement of operations purposes, on January 1, 2003 and 2004. There can be no assurance that the Acquisition will be consummated or that the Acquisition Financing will be utilized. See “Item 1. Business—The Company.” If the Acquisition is consummated, the actual types and amounts of funds utilized to finance the Acquisition and pay related fees and expenses may differ based on prevailing circumstances at the time. The unaudited pro forma financial statements are not necessarily indicative of the results that would have been reported had such transactions actually occurred on the date specified, nor are they indicative of the Company’s or the Hotel’s future results of operations or financial condition. The unaudited pro forma financial statements are based on and should be read in conjunction with, and are qualified in their entirety by, the historical financial statements and notes thereto of the Company, the historical financial statements and notes thereto of LVH (including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” relating thereto) appearing elsewhere in this Registration Statement.

Unaudited Pro Forma Balance Sheet

(As of March 31, 2004)

(In 000’s)

	Historical					Colony Resorts LVH Acquisitions, LLC
	Colony Resorts		Pro Forma			Pro Forma
	LVH	Historical	Adjustments			as Adjusted
	Acquisitions, LLC	LVH	(see Note 2)			for Merger
Assets
Cash and cash equivalents	$—	$8,634	$32,106	2	(b)	$40,740
Accounts receivable, net	—	11,637	—			11,637
Inventories	—	2,283	379	2	(g)	2,662
Prepaid expenses and other current assets	—	5,410	(1,970)	2	(h)(1)	3,440

Total current assets	—	27,964	30,515			58,479

Property and equipment net	1,010	162,281	1,967	2	(i)
			(18,581)	2	(h)(2)
			139,446	2	(d)	286,123
Restricted cash	19,676	—	12,324	2	(a)	32,000
Other assets	1,950	217	9,595	2	(k)	11,762

Total assets	$22,636	$190,462	$175,266			$388,364

Liabilities and Stockholder’s/Member’s Equity
Accounts payable and bank overdrafts	$—	$2,288	$—			$2,288
Due to affiliated companies	24,950	31,538	(31,538)	2	(e)
			(15,000)	2	(j)	9,950
Accrued expenses	—	31,085	(2,721)	2	(h)(3)(4)	28,364

Total current liabilities	24,950	64,911	(49,259)			40,602
Long-term debt	—	—	200,000	2	(c)	200,000
Other liabilities	—	76	—			76

Total liabilities	24,950	64,987	150,741			240,678
Commitments and Contingencies
Shareholder’s/Member’s Equity
Common stock-membership interest	—	1	(1)	2	(f)	—
	—	—	135,000	2	(f)	135,000
	—	—	15,000	2	(j)	15,000
Additional paid-in capital	—	332,747	(332,747)	2	(f)	—
Retained earnings (deficit)	(2,314)	(207,273)	207,273	2	(f)	(2,314)

Total stockholder’s/member’s equity	(2,314)	125,475	24,525			147,686

Total liabilities and stockholder’s member’s equity.	$22,636	$190,462	$175,266			$388,364

See accompanying notes to this unaudited pro forma statement of operations

Unaudited Pro Forma Statement of Operations

(For the year ended December 31, 2003)

(In $000, except membership units and per unit data)

	Historical Colony Resorts LVH Acquisitions, LLC	Historical LVH	Pro Forma Adjustments (see note 3)			Colony Resorts LVH Acquisitions, LLC Pro Forma As Adjusted
Revenues
Casino	$—	$75,864	$—			$75,864
Rooms	—	72,686	—			72,686
Food and beverage	—	47,396	—			47,396
Other	—	18,065	—			18,065

Net revenues	—	214,011	—			214,011

Expenses
Casino	—	54,639	(823)	3	(e)	53,816
Rooms	—	25,929	—			25,929
Food and beverage	—	49,105	—			49,105
Other expenses	—	11,501	—			11,501
General and administrative	412	63,609	3,523	3	(a)	67,544
Depreciation and amortization	—	18,190	(2,161)	3	(b)	—
			857	3	(c)	16,886
Management fee to Park Place	—	6,563	(6,563)	3	(d)	—

	412	229,536	(5,167)			224,781

Operating income (loss)	(412)	(15,525)	5,167			(10,770)
Interest (expense)	—	—	(16,732)	3	(f)	(16,732)

Net loss	$(412)	$(15,525)	$(11,565)	3	(g)	$(27,502)

Net loss allocation 3(i):
Allocable to Class A						$—
Allocable to Class B						$(27,502)

Basic weighted average Class A membership units outstanding						1.50
Basic weighted average Class B membership units outstanding						1,500,000.00

Diluted weighted average membership units outstanding						1,500,001.50

Per Class A membership unit – basic						$(18.33)
Per Class B membership unit – basic						$(18.33)

Per membership unit – diluted						$(18.33)

See accompanying notes to this unaudited pro forma statement of operations.

Unaudited Pro Forma Statement of Operations

(For the three months ended March 31, 2004)

(In $000, except membership units and per unit data)

						Colony Resorts LVH
	Historical Colony					Acquisitions, LLC
	Resorts		Pro Forma			Pro Forma
	LVH	Historical	Adjustments			as Adjusted
	Acquisitions, LLC	LVH	(see Note 3)			for Merger
Revenues
Casino	$—	$22,479	$—			$22,479
Rooms	—	24,809	—			24,809
Food and beverage	—	14,196	—			14,196
Other	—	5,437	—			5,437

Net revenues	—	66,921	—			66,921

Expenses
Casino	—	14,155	(206)	3	(e)	13,949
Rooms	—	6,922	—			6,922
Food and beverage	—	13,660	—			13,660
Other expenses	—	2,438	—			2,438
General and administrative	1,902	16,259	881	3	(a)	19,042
Depreciation and amortization	—	4,688	(540)	3	(b)
			215	3	(c)
						4,363
Management fee to Park Place	—	2,036	(2,036)	3	(d)	—

	1,902	60,158	(1,686)			60,374

Operating income (loss)	(1,902)	6,763	1,686			6,547
Interest (expense)	—	–	(3,796)	3	(f)	(3,796)

Net income (loss)	$(1,902)	$6,763	$(2,110)	3	(g)	$2,751

Net income allocation 3(i):
Allocable to Class A						$—
Allocable to Class B						$2,751

Basic weighted average Class A membership units outstanding						1.50
Basic weighted average Class B membership units outstanding						1,500,000.00

Diluted weighted average membership units outstanding						1,500,001.50

Per Class A membership unit – basic						$1.83
Per Class B membership unit – basic						$1.83

Per membership unit – diluted						$1.83

See accompanying notes to this unaudited pro forma statement of operations

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

1. The following tables set forth the determination of the preliminary allocation of the purchase price of the Hotel (in thousands):

Cash consideration (i)	$280,000
Estimated transaction fees and expenses	12,100

Total	$292,100

The preliminary allocation of pro forma purchase price is as follows (in thousands):

Land	$153,982
Buildings, furniture, fixtures and equipment	126,389
Other	11,729

Total	$292,100

The final purchase price and its allocation will be based on appraisals and estimates by management and is expected to be completed within one year from the closing.

(i) This amount represents the base purchase price of $280 million. A subsequent adjustment to the final cash consideration will be determined based on the working capital acquired from LVH at the date of the closing of the Acquisition.

2. The following is a brief description of the pro forma adjustments to the balance sheet to reflect the Acquisition.

a) Represents $32 million of loan proceeds held in reserve to pay for property renovations during the first 24-month term of the Acquisition Financing and to cover interest reserves.

b) Represents an adjustment to the purchase price related to working capital requirements imposed on LVH by the Purchase and Sale Agreement and excess proceeds from the equity and debt financing.

c) Represents the Acquisition Financing, which will consist of a term loan in the amount of approximately $200 million from Goldman Sachs & Co., secured by a non-recourse first mortgage on the Hotel, interest only, interest at one-month LIBOR, plus 6.5% (Company must purchase and maintain at all times an interest rate cap with a LIBOR strike rate of 5% for the first two years of the term loan and an interest rate cap with a LIBOR strike rate of 6% for any extension periods); 4-year maturity, comprised of a two-year initial term with 2 one-year extension options.

d) Reflects an increase of $139.5 million, representing a step-up in the basis of the property, plant and equipment to be acquired.

e) Represents the elimination of the Due to Affiliated Companies amount to be retained by Park Place.

f) Represents the elimination of the common stock, additional paid-in-capital and retained earnings of LVH and the expected equity contributions from the issuance by the Company of Class A Units and Class B Units.

g) Represents inventory maintained at a Park Place warehouse not included in the LVH historical balance sheet but included as part of the Acquisition.

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS—(Continued)

h) Represents assets and liabilities to remain with Park Place as provided in the Purchase and Sale Agreement as follows:

(1) Prepaid gaming taxes, insurance and licenses;

(2) Corporate aircraft;

(3) Accrued workers’ compensation; and

(4) Accrued gaming-related liabilities.

i) Represents the fair value of gaming equipment leased under operating lease arrangements by LVH which will be acquired by the Company.

j) Represents the portion of advances from affiliates that will be converted to equity upon consummation of the Acquisition.

k) Represents contractual and other intangibles acquired with useful lives ranging from three years to an indefinite life.

3. The following is a brief description of the pro forma adjustments to the statement of operations to reflect the Acquisition.

a) Represents an adjustment to reflect management’s estimate of corporate overhead costs, including executive compensation pursuant to employment agreements and other administrative costs that will be incurred as a result of operating the Hotel on a stand-alone basis.

b) Represents a reduction in depreciation expense related to corporate aircraft, which are not included in the purchased assets.

c) Represents an increase in depreciation expense for gaming equipment leased under operating lease arrangements by LVH, which will be acquired by the Company. The service lives of acquired assets are generally thirty to forty years for buildings and three to ten years for furniture and equipment.

d) Represents the elimination of the corporate fee (representing allocated corporate overhead) that was charged to LVH by Park Place. The adjustment for corporate overhead costs following the Acquisition is reflected in 3(a).

e) Represents the lease expense related to gaming equipment leased under operating lease arrangements by LVH which will be acquired by the Company. See Notes 2(i) and 3(c).

f) Represents the interest expense related to the proposed Acquisition Financing and the amortization of the estimated transaction fees and expenses. The $200 million non-recourse first mortgage term loan in 2(c) bears interest at one-month LIBOR plus 6.5%. An increase of 1/8 of a percentage point in the average LIBOR rate would increase the Company’s annual interest cost by approximately $200,000 and quarterly interest cost by $62,500.

g) Since the Company is a limited liability company, there is no provision for federal income taxes. Distributions will be made to members to cover individual federal and state income tax liabilities.

h) The Company currently intends to enter into a License Agreement pursuant to which the Company would license from Hilton the right to use the mark “Hilton” and would be part of Hilton’s reservation system and Hilton’s “HHonors Program™”. It is currently anticipated that the License Agreement will commence on the date of the closing of the Acquisition and expire on December 31, 2008. During the term of the License Agreement, the Company will be required to pay Hilton an annual fee of $2,000,000 plus 1% of the Hotel’s gross room revenue to fund national and regional group advertising and sales and business promotion efforts by Hilton. The terms of the License Agreement are still being negotiated and have not yet been finalized. Accordingly, no adjustment has been made to the unaudited pro forma statement of operations to reflect the license fee.

i) The Company has two classes of Membership Units: Class A and Class B. Earnings per Membership Unit was calculated based upon the two-class method. Under the two-class method, earnings/losses are allocated to each class of Membership Unit based on participation rights in undistributed earnings/losses.

The diluted earnings/losses per Membership Unit includes the effect of the assumed conversion of Class B Membership Units into Class A Membership Units.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview of the Company

The Company has conducted no business or operations other than in connection with the Acquisition. Pursuant to the Purchase and Sale Agreement, and as of the closing date of the Acquisition, the Company will acquire substantially all of the assets and assume certain liabilities of LVH and assume operational control of the business and the Hotel. Until such time, LVH will continue to operate its business and the Hotel. As such, the Company can not provide substantive disclosure on all aspects of the business of LVH and the Hotel. The comparative summary of the results of operations address the historical operation of LVH and the Hotel and are based upon Park Place’s and LVH’s historical information. See “Item 2: Financial Information—The Company.”

Subsequent to the closing of the Acquisition, the Company expects to operate the business and the Hotel using the proceeds from the Acquisition Financing, including the issuance of the Membership Units and the Goldman Term Loan, the terms of which are currently being negotiated. The Company expects that the Goldman Term Loan will contain important affirmative and negative financial covenants customary for loans of this nature, which may restrict the Company’s ability to operate the casino and hotel operations or pursue development opportunities if desired.

Pursuant to the terms of the Purchase and Sale Agreement, the Company is required to enter into a license agreement with Hilton as a condition to the closing of the Acquisition. The Company currently intends to enter into a license agreement pursuant to which the Company would license from Hilton the right to use the mark “Hilton” and would be part of Hilton’s reservation system and Hilton’s “HHonors Program™” (the “License Agreement”). It is currently anticipated that the License Agreement will commence on the date of the closing of the Acquisition and expire on December 31, 2008. During the term of the License Agreement, the Company will be required to pay Hilton an annual fee of $2,000,000 plus 1% of the Hotel’s gross room revenue to fund national and regional group advertising and sales and business promotion efforts by Hilton. However, the foregoing terms and provisions are subject to change based on events and circumstances that may occur on or prior to the closing of the Acquisition, and the Company currently has no binding commitments with respect to the License Agreement or other aspects of the prospective relationship with Hilton.

Overview and Summary of LVH

LVH currently owns and operates the Hotel. The following discussion reflects the Hotel’s results of operations as an asset of LVH.

Park Place allocates certain common expenses to LVH. These costs were allocated based on LVH’s proportionate usage of these services, using methods the management of LVH believes are reasonable and appropriate such as number of employees, room reservations booked and actual usage. Certain expenses are not necessarily indicative of what would have existed if LVH had operated as a stand alone Company. Costs could have been higher if they had paid a third party for these services.

Results of Operations

The following discussion presents an analysis of LVH’s results of operations for the three months ended March 31, 2004 and years ended December 31, 2003, 2002 and 2001.

LVH is in the business of operating a casino/hotel. LVH’s primary sources of revenue consist of casino operations, room rental, and food and beverage sales.

Casino revenue is derived primarily from patrons wagering on slot machines, table games and other gaming activities. Table games generally include Blackjack or Twenty One, Craps, Baccarat and Roulette. Other gaming activities include Keno and Race and Sports. Casino revenue is defined as the win from gaming activities, computed as the difference between gaming wins and losses, not the total amounts wagered. “Table game volume,” “table game drop” (terms which are used interchangeably), and “slot handle” are casino industry specific terms that are used to identify the amount wagered by patrons for a casino table game or slot machine, respectively. “Table game hold” and “slot hold” represent the percentage of the total amount wagered by patrons that the casino has won. Hold is derived by dividing the amount won by the casino by the amount wagered by patrons. Casino revenue is recognized at the end of each gaming day.

Rooms revenue is derived from rooms and suites rented to guests. “Average daily rate” is an industry specific term used to define the average amount of revenue per rented room per day. “Occupancy percentage” defines the total percentage of rooms occupied, and is computed by dividing the number of rooms occupied by the total number of rooms available. Room revenue is recognized at the time the room is provided to the guest.

Food and beverage revenues are derived from food and beverage sales in the food outlets of our casino/hotel, including restaurants, room service and banquets. Food and beverage revenue is recognized at the time the food and/or beverage is provided to the guest.

Other revenue includes retail sales, entertainment sales, telephone and other miscellaneous income at our casino/hotel. Such revenue is recognized at the time the goods or services are provided to the guest.

Casino revenues vary from time to time due to general economic conditions, popularity of entertainment offerings, table game hold, slot hold, and occupancy percentages in the hotels. Casino revenues also vary depending upon the amount of gaming activity as well as variations in the odds for different games of chance. LVH is also using technology, such as cashless wagering on slot machines, to increase revenues and/or decrease expenses. Casino revenues, room revenues, food and beverage revenues, and other revenues also vary due to general economic conditions and competition. As noted in LVH’s results for the three months ended March 31, 2004, LVH experienced improvements in their casino revenues, room revenues, and other revenues. LVH believes these improvements are due to an improving general economy as customers demonstrated an increased demand of LVH’s products.

Results of Operations

The following discussion presents an analysis of LVH’s results of operations for the three months ended March 31, 2004 and 2003.

Comparison of three months ended March 31, 2004 with March 31, 2003

Overall revenue increased $10.2 million from last year, as described below.

LVH recorded net income of $6,763,000 for the three months ended March 31, 2004 compared with net income of $455,000 for the three months ended March 31, 2003, as described below.

Casino

Casino revenues increased $4,480,000 to $22,479,000 for the three months ended March 31, 2004, compared to $17,999,000 for the three months ended March 31, 2003. Table games accounted for the majority of the increase in casino revenues primarily due to an increase in hold percentage. Table games hold percentage increased 7.6 percentage points from 8.6 percent for the three months ended March 2003 to 16.2 percent for the three months ended March 2004. Table games volume increased approximately 1 percent for the three months ended March 31, 2004, compared to the same period in the prior year. Because table games hold percentage varies based on the game type and the level of wagering, the hold percentage often fluctuates from period to period. Management of LVH anticipates that increases in convention activity at the Las Vegas Convention Center combined with the implementation of new marketing initiatives and promotional programs aimed at attracting table games players will expand table games volume in future years.

LVH’s casino operating margin increased to 37.0 percent for the three months ended March 31, 2004 compared to 28.5 percent for the three months ended March 31, 2003. The increase in casino margin was primarily attributable to an increase in casino revenue described above.

Rooms

Room revenues increased $3,395,000 to $24,809,000 for the three months ended March 31, 2004 compared to $21,414,000 recorded for the three months ended March 31, 2003. The increase was primarily attributed to an increase in the average daily rate as occupancy percentage remained relatively unchanged at 89.2% for the three months ended March 31, 2004 compared to 89.4% for the three months ended March 31, 2003. The average daily rate increased from $101 for the three months ended March 31, 2003 to $114 for the three months ended March 31, 2004. The increase in the average daily rate stemmed from increased convention related business as the convention average daily rate was $13.77 more in the three months ended March 31, 2004 compared to the same period in 2003.

LVH’s room operating margin for the quarter ended March 31, 2004 increased to 72.1 percent compared to 69.5 percent for the three months ended March 31, 2003. The increase in room operating margin was primarily attributable to an increase in room revenue described above.

Food and Beverage

Food and beverage revenues increased $1,690,000 to $14,196,000 for the three months ended March 31, 2004 compared to $12,506,000 for the three months ended March 31, 2003. The increase in revenue is primarily due to an increase in banquet and casual dining restaurant revenue for the first quarter of 2004, when compared to the same period in 2003, due to increased convention related business as discussed above.

LVH’s food and beverage operating margin for the three months ended March 31, 2004 increased to 3.8 percent compared to break-even for the three months ended March 31, 2003. This improvement was due to increased food and beverage revenue in the current quarter when compared to the three months ended March 31, 2003 as noted above.

Other

Other revenue includes retail sales, entertainment sales, telephone and other miscellaneous income. Other revenue increased $613,000 to $5,437,000 for the three months ended March 31, 2004 as compared to $4,824,000 for the three months ended March 31, 2003. The increase is principally due to renegotiating the Star Trek agreement, which resulted in an increase of $367,000 and an increase in convention space rental of $153,000.

Other expense includes costs associated with retail, entertainment, telephone and other miscellaneous costs. Other expense decreased $280,000 for the three months ended March 31, 2004 compared to the three months ended March 31, 2003. The decrease for the three months ended March 31, 2004 was mainly attributable to a $337,000 decrease in entertainment expense.

General and Administrative

General and administrative expense includes costs associated with selling, general, administrative and property operations. General and administrative expense increased $802,000 to $16,259,000 for the three months ended March 31, 2004 compared to $15,457,000 for the comparable period of 2003. This increase is principally due to $573,000 of expenses associated with the sale of the LVH and $321,000 of legal fees.

Depreciation and Amortization

Depreciation and amortization expense increased $227,000 to $4,688,000 for the three months ended March 31, 2004 compared to $4,461,000 for the comparable period of 2003.

Comparison of December 31, 2003 with December 31, 2002

LVH recorded a net loss of $15,525,000 for the year ended December 31, 2003 compared with a net loss of $6,417,000 for the year ended December 31, 2002. The net loss widened by $9,108,000 due to factors discussed below:

Casino

Casino revenues decreased $5,548,000 to $75,864,000 for the year ended December 31, 2003, compared to $81,412,000 for the year ended December 31, 2002. Table games accounted for the entire decrease in casino revenues due to decreases in both volume and hold percentage. Table games volume decreased 17.7 percent for the year ended December 31, 2003, compared to the prior year. In addition, hold percentage decreased 0.7 percentage points year over year, but was within the normal range in both years. Management of the Company anticipates that increases in convention activity at the Las Vegas Convention Center combined with the implementation of new marketing initiatives and promotional programs aimed at attracting table games players will expand table games volume in future years. The combination of decreased table games volume and hold percentage resulted in decreased table games win of $7,102,000. This was partially offset by increased slot win of $2,827,000 to $46,711,000 for the year ended December 31, 2003, compared to $43,884,000 for the year ended December 31, 2002.

Although table games hold percentage decreased by 0.7 percentage points in 2003 compared to 2002, the hold percentage was within the normal range in both years. Because table games hold percentage varies based on the game type and the level of wagering, the hold percentage often fluctuates from period to period.

LVH’s casino operating margin decreased to 28.0 percent for the year ended December 31, 2003 compared to 35.6 percent for the year ended December 31, 2002. The decrease in casino margin was primarily attributable to a decrease in casino revenue discussed above as well as increased promotional costs of $1,061,000 incurred to attempt to generate revenues and customer traffic at the Hotel. The Company anticipates that continued increases in convention activity at the Las Vegas Convention Center, as shown by historical data provided by the Las Vegas Convention and Visitors Authority, combined with the implementation of new promotional allowances will stabilize or improve table games volume in future years.

Rooms

Room revenues increased $4,628,000 to $72,686,000 for the year ended December 31, 2003 compared to $68,058,000 recorded for the year ended December 31, 2002. Occupancy percentage at the Hotel increased to 87% for the year ended December 31, 2003 compared to 85% for the year ended December 31, 2002. This was slightly offset by the decrease in the average daily rate at the Hotel from $88 for the year ended December 31, 2002 to $87 for the year ended December 31, 2003. The increase in volume was primarily attributable to increased convention related business at the Hotel due to increased activity at the Las Vegas Convention Center. Convention occupied rooms were up 15 percent when compared to the year ended December 31, 2002, while tour and travel occupied rooms increased 11 percent.

This positive trend is expected to continue. The Las Vegas Convention and Visitors Authority expanded the Las Vegas Convention Center facility in 2002 to accommodate the forecasted demand for convention space. Based on estimates provided by the Las Vegas Convention and Visitors Authority, the Company believes that future convention customer traffic will at a minimum be sustained and estimates an increase in both the number and attendees at conventions held at the Las Vegas Convention Center. (Source: Las Vegas Convention and Visitors Authority)

LVH’s room operating margin for the year ended December 31, 2003 was relatively flat at 64.3 percent compared to 64.9 percent for the year ended December 31, 2002.

Food and Beverage

Food and beverage revenues increased $4,324,000 to $47,396,000 for the year ended December 31, 2003 compared to $43,072,000 for the year ended December 31, 2002. The increase in revenue is primarily due to an increase of $2,289,000 in banquet revenue and an increase of $2,035,000 at the food and beverage outlets revenue when compared to last year due to increased convention related business as discussed above.

LVH’s food and beverage operating margin for the year ended December 31, 2003 was a loss of 3.6 percent compared to a loss of 5.9 percent for the year ended December 31, 2002. This improvement was due to an increase in the average revenue per customer as noted above as well as a slight decrease in food and beverage cost compared to the prior year.

Other

Other revenue includes retail sales, entertainment sales, telephone and other miscellaneous income at the Hotel. Other revenue decreased $5,044,000 to $18,065,000 for the year ended December 31, 2003 as compared to $23,109,000 for the year ended December 31, 2002. The decrease is principally due to decreased entertainment revenues of $4.2 million and telephone revenues of $1.3 million. The number of shows held at the Hotel was decreased by nineteen from 303 in 2002 due to cancellations by one of the performers scheduled to appear at the Hotel. The decrease in telephone revenues was primarily due to increased cellular phone usage by hotel guests.

Other expense includes costs associated with retail, entertainment, telephone and other miscellaneous costs at the Hotel. Other expense decreased $3,957,000 for the year ended December 31, 2003 compared to the year ended December 31, 2002. The decrease for the year ended December 31, 2003 was mainly attributable to a decrease in the number of shows held at the Hotel.

General and Administrative

General and administrative expense includes costs associated with selling, general, administrative and property operations at the Hotel. General and administrative expense increased $2,250,000 to $63,609,000 for the year ended December 31, 2003 compared to $61,359,000 for the comparable period of 2002. This increase was primarily due to increased legal costs of $0.7 million, insurance costs of $0.9 million and costs incurred in connection with the pending sale of the Hotel of $1.1 million.

Depreciation and Amortization

Depreciation and amortization expense increased $1,482,000 to $18,190,000 for the year ended December 31, 2003 compared to $16,708,000 for the comparable period of 2002. This increase was primarily due to the depreciation associated with the shorter-lived property and equipment purchases made during the years ended December 31, 2003 and 2002. Such shorter-lived property and equipment purchases consisted of maintenance capital expenditure purchases. Room department upgrades included a $20,000,000 hotel room and corridor renovation project completed during 2002.

Comparison of December 31, 2002 with December 31, 2001

LVH recorded a net loss of $6,417,000 for the year ended December 31, 2002 compared with a net loss of $145,934,000 for the year ended December 31, 2001. The net loss decreased by $139,517,000 primarily due to the impairment loss of $124,000,000 charged during the year ended December 31, 2001, decreased depreciation and amortization due to the impairment charge taken during the third quarter of 2001 and decreased casino expenses associated with high-end players during the year ended December 31, 2002. These factors were slightly offset by increased entertainment expenses incurred during the year ended December 31, 2002 due to the increase in the number of shows at the Hotel.

Casino

Casino revenues decreased $1,579,000 to $81,412,000 for the year ended December 31, 2002, compared to $82,991,000 for the year ended December 31, 2001. Table games accounted for the entire decrease in casino revenues due to decreases in both volume and hold percentage. Table games volume decreased 8.4 percent for the year ended December 31, 2002, compared to the prior year. In addition, hold percentage decreased 0.7 percentage points year over year. The combination of decreased table games volume and hold percentage resulted in decreased table games win of $2,911,000.

LVH’s casino operating margin increased to 35.6 percent for the year ended December 31, 2002 compared to 22.9 percent for the year ended December 31, 2001. The increase in casino margin was primarily attributable to decreased costs associated with high-end play. The primary decreased cost was for patron discounts and provisions for uncollectible patron accounts. The refocusing of the Hotel on convention business and away from high-end table games players resulted in both lower revenues and the decreased costs associated with such play.

Rooms

Room revenues decreased $7,018,000 to $68,058,000 for the year ended December 31, 2002 compared to $75,076,000 recorded for the year ended December 31, 2001. Occupancy percentage at the Hotel decreased to 85% for the year ended December 31, 2002 compared to 88% for the year ended December 31, 2001. This was compounded by the decrease in the average daily rate at the Hotel from $90 for the year ended December 31, 2001 to $88 for the year ended December 31, 2002. The decrease in both volume and rate was primarily attributable to decreased convention related business and tour and travel business at the Hotel due to the events of September 11, 2001.

LVH’s room operating margin for the year ended December 31, 2002 was 64.9 percent compared to 65.7 percent for the year ended December 31, 2001. The margin decrease was primarily due to rate decreases offered to convention groups for the year ended December 31, 2002 as compared to the rates charged for the year ended December 31, 2001.

Food and Beverage

Food and beverage revenues decreased $3,586,000 to $43,072,000 for the year ended December 31, 2002 compared to $46,658,000 for the year ended December 31, 2001. The decrease in revenue is primarily due to a decrease in banquet revenues of $2,908,000 in wake of the events of September 11, 2001.

LVH’s food and beverage operating margin for the year ended December 31, 2002 was a loss of 5.9 percent compared to a profit of 0.8 percent for the year ended December 31, 2001. The slight decrease was due to increased cost of food in 2002 when compared to 2001. This decrease is attributable to the top line decrease in revenue noted above as well as an increase of $1,000,000 in union employee benefits and a slight increase in food cost compared to the prior year.

Other

Other revenue includes retail sales, entertainment sales, telephone and other miscellaneous income at our casino/hotel. Other revenue increased $992,000 to $23,109,000 for the year ended December 31, 2002 as compared to $22,117,000 for the year ended December 31, 2001. The increase is principally due to increased entertainment revenues of $3.4 million, but was offset by decreased telephone revenues of $2.2 million. The number of shows held at the Hotel was increased in order to generate both gaming and non-gaming revenue.

Other expense includes costs associated with retail, entertainment, telephone and other miscellaneous costs at the Hotel. Other expense increased $4,050,000 for the year ended December 31, 2002 compared to the year ended December 31, 2001. The increase for the year ended December 31, 2002 was mainly attributable to increase in the number of shows held at the Hotel.

General and Administrative

General and administrative expense includes costs associated with selling, general, administrative and property operations at our casino hotel. General and administrative expense decreased $1,335,000 to $61,359,000 for the year ended December 31, 2002 compared to $62,694,000 for the comparable period of 2002. This decrease was primarily due to decreased payroll and bonus expenses, partially offset by an increase in Hotel advertising for the additional entertainment offered at the Hotel.

Depreciation and Amortization

Depreciation and amortization expense decreased $15,082,000 to $16,708,000 for the year ended December 31, 2002 compared to $31,790,000 for the comparable period of 2001. This decrease was primarily due to the decreased depreciable asset values as a result of the impairment charge recorded during the third quarter of 2001.

Impairment Loss

In July 2000, a definitive agreement was signed that would have resulted in the sale of LVH’s property, building and equipment for a base price of $300,000,000. The agreement provided that Park Place would retain receivables relating to high-end casino play, and would attempt to service high-end customers at other properties. As anticipated by the agreement, and once it was announced, high-end gaming customers gradually ceased play at the Hotel.

During the third and fourth quarters of 2000, revenues began to reflect the loss of the high-end play without incremental lower and mid-level gamblers’ play or increased convention business. Operating income was also negatively impacted as costs associated with the high-end play could not be reduced as quickly because the Hotel continued to provide service to the remaining high-end market pending closing of the sale. Additionally, the held-for-sale status affected the Hotel’s ability to compete for other casino business.

In January 2001, the purchaser failed to further extend the closing date and did not complete the transaction, thereby breaching the terms of the agreement. Park Place ceased its efforts to sell the Hotel and continued to operate it in the normal course, but with a focus on lower and mid-level gamblers’ play and convention business. However, the facilities were originally designed to cater to and accommodate high-end play.

During 2001, revenues declined from $73,000,000 in the first quarter to $48,000,000 in the third quarter. Operating income during 2001 was $7,000,000 in the first quarter, a loss of $3,000,000 in the second quarter, and a loss of $14,000,000 in the third quarter. The successive quarters of operating losses coupled with the significant reduction in convention and group visitation into Las Vegas resulting from the events of September 11 necessitated a review of LVH’s assets for impairment.

Based on an analysis of expected future cash flows, an impairment existed. LVH engaged an independent appraisal company to assist in the valuation of the Hotel. The fair value was determined using a combination of future cash flow analysis and market/sales comparison analysis of the Hotel resulting in a fair value that was $124,000,000 less than the carrying value of the assets. A $124,000,000 write-down of fixed assets was made in the third quarter of 2001.

Financial Condition

Liquidity

The following is a description of LVH’s historical liquidity and capital resources. As of March 31, 2004, LVH had cash and equivalents of $8,634,000, which is primarily cash in LVH’s casino used to fund LVH’s daily operations. Net cash provided by operating activities was $5,165,000 for the three months ended March 31, 2004 compared to $3,088,000 for the three months ended March 31, 2003. The increase is primarily related to the increase in net income for the three months ended March 31, 2004. LVH had the ability to borrow from Park Place to fund any operating cash needs as well as capital projects. A downturn in the economy, increase in revenue or wagering taxes, acts of terrorism, war or military actions would impact LVH’s casino operations and negatively impact its cash flows from operations. If this were to occur, LVH would be required to adjust its capital spending plans as described below.

As of December 31, 2003, LVH had cash and equivalents of $12,734,000 which is primarily cash in LVH’s casino used to fund LVH’s daily operations. Net cash provided by operating activities was $3,120,000 in 2003 and $1,385,000 in 2002. LVH had the ability to borrow from Park Place to fund any operating cash needs as well as capital projects at the Hotel. A downturn in the economy, increase in revenue or wagering taxes, acts of terrorism, war or military actions would impact LVH’s casino operations and negatively impact its cash flows from operations. If this were to occur, LVH would be required to adjust its capital spending plans as described below.

In addition, the Company currently intends to enter into a License Agreement pursuant to which the Company would license from Hilton the right to use the mark “Hilton” and would be part of Hilton’s reservation system and Hilton’s “HHonors Program™”. It is currently anticipated that the License Agreement will commence on the date of the closing of the Acquisition and expire on December 31, 2008. During the term of the License Agreement, the Company will be required to pay Hilton an annual fee of $2,000,000 plus 1% of the Hotel’s gross room revenue to fund national and regional group advertising and sales and business promotion efforts by Hilton. However, the foregoing terms and provisions are subject to change based on events and circumstances that may occur on or prior to the closing of the Acquisition, and the Company currently has no binding commitments with respect to the License Agreement or other aspects of the prospective relationship with Hilton.

Subsequent to the closing of the Acquisition, the Company expects to derive its future liquidity from the Acquisition Financing, including the issuance of the Membership Units and the Goldman Term Loan. The Company currently expects to raise approximately $150 from the sale of the Class A Units and $150 million from the sale of the Class B Units. Although the final terms of the Goldman Term Loan remain under discussion and are subject to change based on events and circumstances that occur on or prior to the closing of the Acquisition, the Goldman Term Loan is expected to be for a principal amount of $200 million with a coupon equal to LIBOR plus 650 basis points and $32 million of the Goldman Term Loan is expected to be held back for capital expenditures and an interest reserve. The initial term is expected to be two years with two one-year extension options. In addition, the Company expects that the Goldman Term Loan will contain important affirmative and negative financial covenants customary for loans of this nature, which may restrict the Company’s ability to operate the casino and hotel operations or pursue development opportunities if desired. Goldman Sachs & Co. has given the Company a firm commitment to provide the Goldman Term Loan.

The Acquisition Financing, including the foregoing terms and provisions of the Goldman Term Loan, and the Company’s capital structure are subject to change based on events and circumstances that may occur on or prior to the closing of the Acquisition. The Company expects to finalize the terms of the Goldman Term Loan with Goldman Sachs & Co. over the next several weeks. In the event the Company is unable to reach an agreement with Goldman Sachs & Co., it will arrange alternative financing from third parties, raise additional proceeds from the sale of Membership Units to Coinvestment Partners and Holdings, or a combination of the foregoing. The Company is not currently in discussions with any third parties to arrange contingency financing for the Acquisition in the event it does not reach a definite agreement with Goldman.

Subsequent to the closing of the Acquisition, the Company expects that its cash flows from operations, together with cash on hand and available borrowings, including the Goldman Term Loan will be adequate to fund its activities, including the capital expenditures that the Company plans to make over the foreseeable future.

However, no assurances can be made that such sources of financing will be sufficient to fund such activities and capital expenditures and the Company’s debt, including the Goldman Term Loan, will materially restrict future borrowings. The Company currently expects that the Goldman Term Loan will permit the Company to incur additional debt to fund working capital, although the Company does not currently intend to do so.

Capital Spending and Acquisitions

Investing cash flow activities include maintenance capital expenditures, new construction, and improvement projects at existing facilities. For the three months ended March 31, 2004, net cash used in investing activities for LVH included $810,000 related to capital expenditures for normal maintenance and expansion projects. For the year ended December 31, 2003, net cash used in investing activities for LVH included $11,434,000 related to capital expenditures for normal maintenance and expansion projects. LVH’s capital expenditures include maintenance capital expenditures which are those long-lived assets required to maintain its properties in good operating condition. Such capital items include new gaming equipment, room and restaurant refurbishments, computer hardware, furniture and office equipment, vehicles, and other similar items.

Capital expenditures for the three months ended March 31, 2004 and 2003, were $810,000, and $3,051,000, respectively.

Capital expenditures for 2003, 2002 and 2001 were $11,434,000, $19,470,000, and $10,914,000, respectively.

The Company plans to spend approximately $67 million on capital improvements in the Hotel and casino over the next forty-eight months. The most important elements of this program include reconfiguration of the casino floor to open up more gaming areas, improve access and increase foot traffic through the casino. In addition to the new casino design, the Company plans to remodel the bars, restaurants and entertainment venues. The Company also plans to create a new signage program in the Hotel and convention areas. Amounts and timing are preliminary but reflect the best information currently available to the Company. Approximately $31.2 million of the money for such contemplated capital improvements will come from the Acquisition Financing, with the rest currently expected to be funded out of available cash flow from operations. It is expected that the Goldman Term Loan will contain provisions which will release the $31.2 million to the Company over a period of eighteen (18) months following the closing of the Acquisition. The Company currently anticipates that none of the contemplated capital expenditures would be recurring. However, starting in the nineteenth month following the closing of the Acquisition, 2% of gross casino revenues and 4% of gross hotel revenues will be expended to fund recurring maintenance capital expenditure programs. It is currently anticipated that this amount will be approximately $6 million in 2006 and will grow to approximately $11.1 million in 2009.

The existing facility sits on approximately thirty-five acres. Initial analysis, though incomplete, suggests that some of this acreage could be suitable for future development projects by the Company, third parties or some combination thereof. Although the Company has contemplated preliminary plans for the development of this acreage, there are no definite or binding plans regarding such development. Additionally, the Company has not secured any financing in respect of such contemplated preliminary plans for development.

Certain terms of the Purchase and Sale Agreement survive the closing or termination of the Purchase and Sale Agreement, including the representations and warranties of each party which generally survive for a period of 270 days post-closing. In addition, certain covenants including the obligation to keep information confidential survive the closing. The other covenants survive in accordance with their respective terms which are set forth in the Purchase and Sale Agreement, a copy of which is attached as an exhibit to this Registration Statement. The indemnification provisions of the Purchase and Sale Agreement also survive the closing of the Acquisition.

Other

LVH has advised that, prior to the closing of the Acquisition, its cash flow from operations, together with cash on hand and availability to borrow from Park Place, will be adequate to fund the capital expenditures that LVH is reasonably likely to make over the foreseeable future. To the extent that LVH’s cash flow from operations is less than it anticipates or that LVH’s credit instruments with Park Place are not extended or renewed in adequate amounts, LVH may be required to reduce or suspend LVH’s capital investment activities, which could violate the Purchase and Sale Agreement.

Off-Balance Sheet Arrangements

LVH is not subject to any off-balance sheet arrangements which it believes will have a material adverse impact on its financial condition. The Company is not currently subject to any off-balance sheet arrangements which it believes will have a material adverse impact on its financial condition.

Contractual Commitments

LVH had no third-party debt outstanding at December 31, 2003.

LVH is obligated under other contracts for various items such as advertising, equipment maintenance and employment.

The actual maturities by year for LVH’s debt and contractual obligations as of December 31, 2003 are shown in the table below (amounts in thousands):

	Payments Due By Year
	2004	2005	2006	2007	2008 and Thereafter	Total
Purchase obligations	$3,692	$1,348	$292	$38	$—	$5,370
Other (1)	39,993	—	—	—	—	$39,993

Total	$43,685	$1,348	$292	$38	$—	$45,363

(1)	Other contractual obligation represents amounts due to affiliates as of December 31, 2003. Amount due to affiliates as of March 31, 2004 was $31,538,000. The Company will not assume any amounts due to affiliates.

There have been no other material changes in LVH’s contractual commitments in the three months ending March 31, 2004.

The Company does not currently have any debt or contractual obligations and the contractual obligations set forth in the table above will not carry forward to the Company upon the closing of the Acquisition.

Competition

There is intense competition in the gaming industry. The construction of new properties or the enhancement or expansion of existing properties in the market in which LVH operates and the Company intends to operate on a post-Acquisition basis could have a negative impact on its business in that market.

Several of LVH’s competitors and the Company’s expected competitors in Las Vegas, Nevada have completed expansion projects or are currently expanding their operations with additional hotel towers, which, when and if completed, will add a significant number of new hotel rooms to the Las Vegas market. In addition, another competitor is constructing a new 2,700-room hotel casino expected to be completed in April 2005. Revenues, operating income and net income may be negatively impacted (i) by the additional gaming and room capacity generated by this increased competition in Las Vegas and/or (ii) by the expansion of Native American gaming in California and Arizona.

The business at the hotel casino will likely decline, at least initially, if gaming were to be newly legalized or expanded under the laws of any state or locale located near the Hotel. Particularly, the legalization of gaming operations in locations near Las Vegas could negatively impact the Hotel’s revenues, operating income and net income.

Terrorism and the uncertainty of war, as well as other factors affecting discretionary consumer spending, may harm LVH’s and/or the Company’s operating results.

The strength and profitability of our business depends on consumer demand for hotel casino resorts and gaming in general and for the type of amenities the Hotel offers. A general downturn in economic conditions and changes in consumer preferences or discretionary consumer spending could harm the Hotel’s business. The terrorist attacks of September 11, 2001, and ongoing terrorist and war activities in the United States and elsewhere have had a negative impact on travel and leisure expenditures, including lodging, gaming (in some jurisdictions) and tourism. An extended period of reduced discretionary spending and/or disruptions or declines in airline travel and business conventions could significantly harm our operations.

Regulation and Taxes

The gaming industry is highly regulated and LVH must and the Company will be required to adhere to various regulations and maintain their licenses to continue their operations. The ownership, management, and operation of gaming facilities are subject to extensive federal, state and/or local laws, rules, and regulations, which are administered by the relevant regulatory agency or agencies. These laws, rules, and regulations generally concern the responsibility, financial stability, and character of the owners and managers of gaming operations as well as persons financially interested or involved in gaming operations. The regulatory environment may change in the future and any such change could have a material adverse effect on LVH’s or the Company’s results of operations.

The gaming industry provides a significant source of tax revenue for the state, county, and municipality in which LVH operates. Occasionally, proposals are made by federal and state legislators to amend tax laws affecting the gaming industry. Changes in such laws, if any, would have a material effect on LVH’s or the Company’s results of operations.

The general economic downturn has increased the need for state and local governments to fund budget deficits in the state where LVH and the Company have operations. In partial response, the state legislature in Nevada has recently increased existing taxes and enacted new taxes on businesses including hotel casinos, however, the Company currently believes that these increases in existing taxes and the enactment of new taxes will not have a material effect on the Company. The state legislature may in the future increase existing taxes and/or enact new taxes on businesses operating within the state, or in some cases by specifically targeting additional tax measures at hotel casinos which may be significant and could reduce expected free cash flow and/or the Company’s results of operations.

Critical Accounting Policies

A summary of LVH’s significant accounting policies can be found in Note 2 of the Notes to the Financial Statements. LVH’s preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires LVH to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant among those estimates are the useful lives and potential impairment of long-term assets, such as buildings and equipment; the adequacy of LVH’s allowance for uncollectible receivables; and the amount of litigation and self-insurance reserves. These estimated amounts are based on LVH’s best judgments using both historical information and known trends in LVH and in our industry. Because of the uncertainty inherent in any estimate, it is likely that the actual results could differ from the initial estimates, and the differences could be material. The policies and estimates discussed below are considered to be the most significant.

Long-Lived Assets

Property and equipment are stated at cost less accumulated depreciation. Judgments are made in determining if or when assets have been impaired and the estimated useful lives of assets. The accuracy of these estimates affects the depreciation expense recognized in LVH’s results of operations. LVH assigns lives to its assets based on its standard policy, which LVH believes represents the useful life of each category of asset. The carrying values of its long-lived assets are reviewed when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Management assesses the possibility of an asset impairment by using estimates of future cash flows which are affected by current operating results, trends and prospects, as well as the effect of obsolescence, demand, competition and other economic factors.

Allowance for Doubtful Accounts

LVH allows for an estimated amount of receivables that may not be collected. LVH estimates an allowance for doubtful accounts using a specific formula applied to aged receivables as well as a specific review of large balances. Historical experience is considered, as are customer relationships, in determining specific reserves.

Litigation Reserves

LVH assesses its exposures to loss contingencies including legal matters and provides for an exposure if it is judged to be probable and estimable. If the actual loss from a contingency differs from management’s estimate, operating results could be impacted.

Self-insurance Reserves

LVH is self-insured for various levels of general liability, workers’ compensation, and non-union employee medical insurance coverage. Insurance claims and reserves include accruals of estimated settlements for known claims, as well as accrued estimates of incurred but not reported claims. In estimating these costs, LVH considers its historical claims experience and make judgments about the expected levels of costs per claim. Changes in health care costs, accident frequency and severity and other factors can increase the estimate for these liabilities.

Recently Issued Accounting Pronouncements

In May 2003, the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity and requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). LVH adopted SFAS No. 150, which did not have a material impact on its financial position and results of operations.

In December 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (revised December 2003) (“FIN 46R”), clarifying FIN 46 and exempting certain entities from the provisions of FIN 46R. Generally, application of FIN 46R is required in financial statements of public entities that have interests in structures commonly referred to as special-purpose entities for periods ending after December 15, 2003, and, for other types of variable interest entities for periods ending after March 15, 2004. FIN 46R addresses consolidation by business enterprises of variable interest entities that either: (1) do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) the company will hold a significant variable interest in, or have significant involvement with, an existing variable interest entity. During the fourth quarter of 2003, LVH adopted the provisions of FIN 46R related to special-purpose entities, which did not have a material impact on LVH’s financial position and results of operations. During the first quarter of 2004, LVH adopted the provisions of FIN 46R related to other types of variable interest entities, which did not have a material impact on the Company’s financial position or results of operations.

In December 2003, the FASB issued an amendment to SFAS No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits-an amendment of FASB Statements No. 87, 88, and 106. SFAS No. 132 establishes standards for how a company discloses information about pension plans and other post-retirement benefit plans. During the fourth quarter of 2003, LVH adopted the amended SFAS No. 132, which did not have a material impact on its financial position and results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discusses the Company’s exposure to market risk related to changes in interest rates, equity prices and foreign currency exchange rates. The Company does not believe that its exposure to market risk is material.

Market risk is the risk of loss arising from changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. LVH is exposed to no such market risks. Following the closing of the Acquisition, the Company may have market risk associated with funds that may be borrowed to finance the Acquisition and pay related fees and expenses.

ITEM 3	PROPERTIES.

The	Company

Prior to the Acquisition, the Company will own no property. Upon the closing of the Acquisition, the Company will acquire substantially all of the assets and certain liabilities of LVH.

Las	Vegas Hilton

Overview of Las Vegas Hilton

The Las Vegas Hilton Hotel and Casino is located one block east of the Las Vegas Strip (the “Strip”) on approximately fifty-nine acres of land between Paradise Road and Joe W. Brown Drive adjacent to the Las Vegas Convention Center. It has approximately 2,950 hotel rooms, an approximately 74,000 square feet casino with approximately fifty table games and 1,400 slot machines, a race and sports book, twelve restaurants, approximately 4,800 parking spaces, approximately 225,000 square feet of meeting/convention space, a 1,600-seat showroom, a night club, retail outlets, an outdoor pool and a spa and health club.

All of the assets to be acquired by LVH in the Acquisition, including the Hotel, will secure the Goldman Term Loan.

ITEM 4	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The table below sets forth the information regarding beneficial ownership of the Company’s Class A Units as of April 15, 2004 for:

•	each Member who beneficially owns more than 5% of the outstanding Class A Units;

•	each of the Company’s directors;

•	each of the Company’s named executive officers; and

•	all of the Company’s directors and officers as a group.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Except as indicated in the footnotes to this table and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Class A Units listed as beneficially owned by them. Except as otherwise indicated, the address for each of the Company’s named executive officers is 1999 Avenue of the Stars, Suite 1200, Los Angeles, California 90067.

Name of Beneficial Owner	Units Beneficially Owned	Percent of Class
Colony Resorts LVH Holdings, LLC(1)	1,000	100%
Thomas J. Barrack, Jr.	1,000	100%
Nicholas L. Ribis	—	—
Rodolfo Prieto	—	—
Robert Schaffhauser	—	—
Kenneth M. Ciancimino	—	—
Gonzalo De Varona	—	—
Robert A. Stewart	—	—
All directors and executive officers as a group (7 persons)	1,000	100%

(1)	The principal address of Colony Resorts LVH Acquisitions, LLC is 1999 Avenue of the Stars, Suite 1200, Los Angeles, California 90067. The Company is currently wholly owned by Colony Resorts LVH Holdings, LLC. It is anticipated that in connection with the closing of the Acquisition the Class A Units currently held by Colony Resorts LVH Holdings, LLC will be exchanged for Class B Units, although the terms of the exchange have not yet been determined.

The Company has not determined the final post-Acquisition distribution of the Class A Units and the Class B Units. As such, it is not possible to include a table setting forth (1) the expected beneficial ownership of the Company’s Class A Units (the only class of voting securities of the Company) immediately prior to the closing of the Acquisition by all persons who are expected to be beneficial owners of more than five percent of the Class A Units, (2) the expected beneficial ownership of the Company’s Class A Units and Class B Units immediately prior to the closing of the Acquisition by each expected director and executive officer of the Company or (3) the expected beneficial ownership of the Company’s Class A Units and Class B Units immediately prior to the closing of the Acquisition by all persons expected to be director and executive officers, as a group. The summary below describes the current information known by the Company with respect to the expected distribution of the Class A Units and Class B Units on or prior to the closing of the Acquisition. Note that the Company shall include a table setting forth the ownership of the Class A Units and Class B Units in filings subsequent to the closing of the Acquisition.

In connection with and immediately prior to the Acquisition, the Company expects to issue:

•	0.90 Class A Units to Coinvestment VoteCo for a total purchase price of $90 in cash;

•	0.60 Class A Units to VoteCo for a total purchase price of $60 in cash;

•	900,000 Class B Units Co-Investment Partners for a total purchase price of $90,000,000 in cash; and

•	600,000 Class B Units to Holdings for an aggregate purchase price of $60,000,000, including the surrender of the Class A Units previously purchased by Holdings.

Messrs. Barrack and Ribis are the managers of Coinvestment VoteCo. Mr. Barrack and Mr. Ribis will be deemed to have beneficial ownership of any Class A Units owned of record by Coinvestment VoteCo. Mr. Barrack is the sole member and manager of VoteCo, and thereby will be deemed to have beneficial ownership of any Class A Units owned of record by VoteCo.

As of March 9, 2004 and in connection with the Acquisition, the Company has entered into employment arrangements and letter agreements with certain executive officers of the Company including Messrs. Prieto, Schaffhauser and Ciancimino. The Company intends to enter into additional letter agreements with Messrs. Prieto, Schaffhauser and Ciancimino prior to the closing of the Acquisition. The terms, including compensation, of such employment arrangements and letter agreements are disclosed in this Registration Statement. See “Item 7. Certain Relationships and Related Transactions.” Pursuant to the employment arrangements and letter agreements, the Company intends to grant options to purchase Class A Units and Class B Units, subject to the terms of the employment arrangements and other relevant documents, including the equity compensation plan currently contemplated by the Company. However, the Company will not grant to any one of the executive officers an option to purchase more than 5% of the Class A Units outstanding at the time such option is granted. Additionally, the letter agreements pursuant to which Messrs. Prieto, Schaffhauser and Ciancimino will each receive an option to purchase Class A Units will not be executed until after the effective date of this Registration Statement. The Class A Units and Class B Units subject to the options to be granted to Messrs. Prieto, Schaffhauser and Ciancimino may be purchased at an exercise price equal to the fair value of the Class A Units and Class B Units as of the date on which the closing of the Acquisition occurs, as determined by the Company’s Board (the “Board”).

The Company expects that the Class A Units held by VoteCo and Coinvestment VoteCo will be subject to the VoteCo Transfer Restriction Agreement and the Coinvestment VoteCo Transfer Restriction Agreement, respectively.

Pursuant to the VoteCo Transfer Restriction Agreement, which the Company expects will be executed at the time of the closing of the Acquisition, Holdings will have the right to acquire such shares on each occasion that Holdings proposes to transfer any shares of Class B Units held by it to a proposed purchaser who, in connection with such proposed transfer, has obtained all licenses, permits, registrations, authorizations, consents, waivers, orders, findings or suitability or other approvals required to be obtained from, and has made all filings, notices or declarations required to be made with, all gaming authorities under all applicable gaming laws (an “Approved Sale”). In such event, Holdings shall have an option to purchase from VoteCo the number of shares of Class A Units equal to the product of (a) the number of shares of Class A Units held by VoteCo and (b) the fraction whose numerator is the number of shares of Class B Units proposed to be sold by Holdings in the Approved Sale and whose denominator is the number of shares of Class B Units held by Holdings.

Pursuant to the Coinvestment VoteCo Transfer Restriction Agreement, which the Company expects will be executed at the time of the closing of the Acquisition, Co-Investment Partners will have the right to acquire such shares on each occasion that Co-Investment Partners proposes to transfer any shares of Class B Units held by it to a proposed purchaser in connection with an Approved Sale. In such event, Co-Investment Partners shall have an option to purchase from Coinvestment VoteCo the number of shares of Class A Units equal to the product of (a) the number of shares of Class A Units held by Coinvestment VoteCo and (b) the fraction whose numerator is the number of shares of Class B Units proposed to be sold by Co-Investment Partners in the Approved Sale and whose denominator is the number of shares of Class B Units held by Co-Investment Partners.

ITEM 5	DIRECTORS AND EXECUTIVE OFFICERS.

The directors and executive officers of the Company as of the closing of the Acquisition are expected to be as follows:

NAME	AGE	POSITION
Thomas J. Barrack, Jr.	57	Chairman of the Board
Nicholas L. Ribis	59	Vice-Chairman of the Board
Rodolfo Prieto	60	Chief Executive Officer and General Manager
Robert Schaffhauser	57	Executive Vice President, Finance
Kenneth M. Ciancimino	43	Executive Vice President, Administration
Gonzalo De Varona	41	Vice President of Casino Marketing
Robert A. Stewart	46	Senior Vice President of Slot Operations

THOMAS J. BARRACK, JR. has served as a Manager of the Company since its formation, and is expected to serve as a Director of the Company following the closing of the Acquisition. Mr. Barrack also holds a majority membership interest in Coinvestment VoteCo and all of the membership interests in VoteCo. Mr. Barrack has served as Chairman and Chief Executive Officer of each of Colony Capital, LLC (“Colony Capital”) and Colony Advisors, LLC (“Colony Advisors”) since their organization in August 1992 and September 1991, respectively. Colony Capital and Colony Advisors are international real estate investment and management firms. Mr. Barrack is a Director of Continental Airlines, Inc., a commercial airline and First Republic Bank, a full-service private banking, investment management and trust services company.

NICHOLAS L. RIBIS has served as a Manager of the Company since its formation, and is expected to serve as a Director of the Company following the closing of the Acquisition. Mr. Ribis currently is the Vice Chairman of Resorts International Hotel & Casino, Inc., which owns and operates Resorts Atlantic City, a casino hotel in Atlantic City, New Jersey. Mr. Ribis served as President, Chief Executive Officer and director of Trump Hotels and Casino Resorts from 1995 to 2000. Trump Hotels and Casino Resorts engages in investments in real estate and gaming facilities. From January 1993 to January 1995, Mr. Ribis was Chairman of the Casino Association of New Jersey, and has served for seven years on the board of trustees of the CRDA.

RODOLFO PRIETO has served as the Chief Executive Officer and General Manager of the Company since February 26, 2004. Mr. Prieto has over forty years of work experience in the entertainment, hospitality, and gaming industries. Prior to joining the Company, Mr. Prieto was Senior Vice President of Operations for Boyd Gaming Corporation (“Boyd”), a highly respected gaming corporation that owns twelve properties in the United States. During his tenure at Boyd, Mr. Prieto substantially contributed to the expansion, increased revenues, and productivity of the organization. From 1995 to 1999, Mr. Prieto worked at the Trump Taj Mahal Casino in Atlantic City. Initially serving as Executive Vice President of Operations, Mr. Prieto became President and Chief Executive Officer of the Taj Mahal for the four years prior to his move to Las Vegas in 2000. Prior to joining the Trump Organization, Mr. Prieto served as Executive Vice President of the Tropicana Resort in Las Vegas. At Tropicana, Mr. Prieto contributed to its repositioning and transformation to a major slot revenue producer in the late 1980’s. Mr. Prieto attended the Universidad Autonoma de Guadalajara in Guadalajara, Mexico from 1960 to 1963. He then attended La Salle University in Mexico City, where he studied Business Administration. In addition, Mr. Prieto has attended the Holiday Inn University in Memphis, Tennessee, where he studied innkeeping and has attended numerous seminars on management, finance and accounting. Mr. Prieto is a member of the Nevada Hotel and Motel Association.

ROBERT SCHAFFHAUSER has served as the Executive Vice President, Finance and the Company’s chief financial officer, since February 16, 2004. Prior to joining the Company, Mr. Schaffhauser was Senior Vice President of KMA Direct Communications, Inc. where he was responsible for the business planning and administrative functions (including finance, legal human resources, information technology, risk management, and purchasing) relating to the operation of a boutique advertising agency. From 1993 to 2000, Mr. Schaffhauser worked for the Trump Organization, most recently as Executive Vice President of the Trump Plaza Hotel and Casino, where he was responsible for the business planning, credit, and financial functions relating to the operation of the casino, 1,500 room hotel, retail outlets, and an entertainment venue. Mr. Schaffhauser also served as Executive Vice President of Trump’s Castle Casino Resort & Marina where he managed the financial functions of the hotel and casino complex. In addition, Mr. Schaffhauser was an Internal Consultant for Trump Hotels & Casinos, Inc., where he was responsible for research and analysis of gaming opportunities in jurisdictions other than Atlantic City. In this capacity, he prepared proposals and presentations, negotiated financing, and participated in post award planning. Mr. Schaffhauser holds a Bachelor’s degree in Accounting from Rutgers University and has completed graduate coursework in economics, taxes, and finance at Seton Hall University. He is licensed both as a Certified Public Accountant and as a Casino Key Employee in the State of New Jersey.

KENNETH M. CIANCIMINO has served as the Executive Vice President, Administration and the Company’s chief administrative officer since February 23, 2004. Prior to joining the Company, Mr. Ciancimino served as Vice President of Business Development and Strategic Planning for The Media and Marketing Group, a full-service advertising, marketing and communications agency specializing in casino gambling. Mr. Ciancimino, based in Las Vegas, was the executive responsible for business development and strategic planning for the agency, which has offices in New Jersey, Las Vegas, and Indiana. From 1993 to 2000, Mr. Ciancimino served in various positions within Trump Hotels & Casino Resorts, Inc. As Vice President of Corporate Affairs, he was primarily responsible for the investor relations function of the NYSE company with $1.4 billion in revenues and 16,000 employees. In addition, Mr. Ciancimino was responsible for the analysis of potential casino development opportunities in both existing and emerging gaming jurisdictions worldwide. This analysis included market demographics, financing opportunities, regulatory issues, and political issues. In addition, Mr. Ciancimino assisted the President and CEO on company corporate finance projects that included debt refinancing, equity offerings, and other corporate financial strategic plans. Within Trump Hotels & Casino Resorts, Inc., Mr. Ciancimino also served as Executive Director of Corporate Affairs, Business Analysis Manager, and as a Development Analyst. Mr. Ciancimino received a Bachelor’s degree in Psychology and Sociology from Rutgers University, and an MBA in Finance and Management from Seton Hall University. While at Seton Hall, Mr. Ciancimino served as the Commander of Cadets and was a Distinguished Military Graduate. While a member of the United States Army Reserve, Mr. Ciancimino served as Company Commander of Company A, 2-102 50th Armored Division.

GONZALO DE VARONA has served as Vice President of Casino Marketing since May 17, 2004. Prior to joining the Company, Mr. De Varona served as Vice President of Latin Operations at Paris and Bally’s Casino Resorts in Las Vegas, where he recruited and trained marketing personnel, developed promotions and special events and used direct marketing to increase non-gaming revenue. From 1990 to 2000, Mr. De Varona served the Trump Taj Mahal Hotel & Casino in Atlantic City as General Manager of Food & Beverage, Director of Latin Marketing, and ultimately Vice President of Latin Operations. He was responsible in these latter roles for developing special events, promotions, and a strong network of junket representatives to attract the Latin community to the casino. Mr. De Varona earlier had served in Puerto Rico at El San Juan Hotel & Casino, Sands Hotel & Casino, and Hyatt Dorado Beach before completing his postgraduate degree at the Institute Hotelier Cesar Ritz in Le Bouveret, Switzerland in 1987. He received his Bachelor’s Degree from Florida International University’s Hospitality Management program in 1982 after studying at the Cornell University School of Hotel Administration affiliate in San Juan.

ROBERT A. STEWART has served as Senior Vice President of Slot Operations of the Company since May 17, 2004. Mr. Stewart has over twenty years in slot operations at various casinos. Prior to joining the Company, Mr. Stewart served as Director of Slot Operations from 2000 to 2001 and as Assistant General Manager of Casino Operations from 2001 to 2004 at the Grand Victoria Casino and Resort in Rising Sun, Indiana. Mr. Stewart served the Trump Taj Mahal Casino Resort in Atlantic City, New Jersey as Executive Director of Slot Operations from 1995 to 2000, where he was responsible for the slot department’s overall operation; Gaming Equipment Manager from 1990 through 1995, where he reworked the department’s preventative maintenance program and reconfigured the slot machine floor; and, Slot Department Manager before the casino’s opening, from 1989 to 1990, where he developed policies and procedures for the slot department and coordinated its staff training. Mr. Stewart also served in Atlantic City as Slot Department Manager at Bally’s Grand Hotel and Casino in 1989 and at Resorts International Casino Hotel from 1978 to 1989.

Pursuant to the terms of his employment agreement, Mr. Prieto will serve for an initial term of five years with the possibility of one year renewals after the initial term. The employment agreements for Messrs. Schaffhauser Ciancimino, De Varona and Stewart are for an initial term of three years and Messrs. Schaffhauser and Ciancimino’s employment agreements are subject to one-year extensions See “Item 7: Certain Relationships and Related Transactions”.

Pursuant to the terms of the Operating Agreement, Mr. Barrack and Mr. Ribis (and any subsequent Managers) will serve as Managers of the Company until replaced by a vote of the holders of a majority of Class A Units or until such Manager resigns. The Company currently is a newly formed entity and has conducted no operations other than in connection the Purchase and Sale Agreement. Currently, the Company has no committees, as such, there is no audit committee nor an audit committee financial expert. The Company paid no compensation to officers, directors or managers for the fiscal year ended December 31, 2003.

ITEM 6	EXECUTIVE COMPENSATION.

The following table sets forth the cash compensation expected to be paid by the Company for services to the Chief Executive Officer and to each of the other most highly compensated executive officers of the Company who have entered into employment agreements with the Company as of April 23, 2004, and whose cash compensation is expected to exceed $100,000 during the fiscal year ending December 31, 2004 (the “Named Executive Officers”):

SUMMARY COMPENSATION TABLE

Name and Principal Positions	Year	Annual Compensation			Long-Term Compensation Awards		All Other Compensation ($)
					Securities Underlying Options (#)
		Salary ($)(1)	Bonus ($)		Class A Units	Class B Units
Rodolfo Prieto	2004	$650,000	$130,000	(2)(3)	.025	25,000	$51,415	(5)
Chief Executive Officer and General Manager
Robert Schaffhauser	2004	$300,000	—	(3)	.0085	8,333.5	—
Executive Vice President, Finance
Kenneth M. Ciancimino	2004	$270,000	—	(3)	.0085	8,333.5	—
Executive Vice President, Administration
Gonzalo De Varona	2004	$220,000	—	(3)	—	—	—
Vice President of Casino Marketing
Robert A. Stewart	2004	$200,000	—	(3)	—	—	—
Senior Vice President of Slot Operations

[1]	The amounts represent the annual base salary for each Named Executive Officer for 2004. The amount provided is greater than the amount that will be paid by the Company to the executives during 2004, as each Named Executive Officer began employment after January 1, 2004, and will not be employed for the full twelve-month period during 2004.

[2]	This amount represents the signing bonus to be paid to Mr. Prieto not later than five days following the closing of the Acquisition.

[3]	Named Executive Officers are eligible to participate in the Company’s annual bonus program. The annual bonus amounts will be paid by the Company to each Named Executive Officer, as applicable, during the January following the end of the immediately preceding bonus year. Accordingly, the bonus amounts for the 2004 bonus year will not be paid to the Named Executive Officers until January, 2005. However, Mr. Prieto is entitled to receive a minimum annual bonus of $100,000 under the Company’s annual bonus program (first payable, if at all, during January, 2005).

[4]	Each Named Executive Officer is expected to receive an option to purchase the percentage of the Company’s Membership Units noted in the table that are issued and outstanding as of the closing of the Acquisition, subject to the terms of each Named Executive Officer’s employment agreement and the equity compensation plan currently contemplated by the Company.

[5]	This amount represents the maximum annual premium amount to be paid by the Company to maintain a whole life insurance policy for the benefit of Mr. Prieto.

ITEM 7	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Employment Arrangements

Employment Arrangements

The Company intends to enter into an agreement with Mr. Ribis pursuant to which he will serve as the Vice Chairman of the Company. The terms and conditions of such agreement are currently being discussed and have not yet been finalized. It is currently anticipated that Mr. Ribis, pursuant to the agreement currently under negotiation, will be granted an option (the “Option”) to purchase 7.5% of the Company’s Class A Units and Class B Units on a fully diluted basis.

The Company entered into an employment agreement and a letter agreement with Mr. Prieto for a five-year term, with one-year renewals after the completion of the initial five-year term and the Company intends to enter into an additional letter agreement with Mr. Prieto prior to the closing of the Acquisition. Mr. Prieto will receive a base salary of $650,000 during 2004, and his base salary will increase by $50,000 each year during the following three years of the initial term, and shall not be less than $800,000 in the fifth year of the term. As an inducement to enter into the employment agreement, Mr. Prieto will receive a signing bonus of $130,000, which will not be payable until shortly after the completion of the Acquisition. Mr. Prieto will participate in the Company’s annual bonus plan, which provides for the payment of annual bonus awards based on the achievement of performance goals established by the Company’s Board; provided, that Mr. Prieto’s annual bonus payment shall not be less than $100,000 in any year during the term of his employment. Mr. Prieto is also eligible to receive a cash payment of up to $350,000, if he is employed by the Company on February 26, 2007, to compensate Mr. Prieto for stock options forfeited by him in connection with the termination of his employment with his previous employer. The actual amount of such payment will be based on the closing price of the stock of his former employer on such date. Mr. Prieto is eligible to participate in the Company’s medical, dental, retirement and other standard benefit plans maintained by the Company. In addition, the Company will fund up to $55,415 annually for the premium payments associated with maintaining a whole-life insurance policy for the benefit of Mr. Prieto.

After the effective date of this Registration Statement, Mr. Prieto will be granted an Option to purchase 1.5% of the Company’s Class A Units and Class B Units that are issued and outstanding as of the date on which the Acquisition is completed. Pursuant to the terms of the Option, the Class A Units and Class B Units will be purchasable at a price equal to the fair value of the units as of the date on which the Acquisition is completed, as determined by the Company’s Board. Additionally, the letter agreement pursuant to which Mr. Prieto will receive an option to purchase 1.5% of the Company’s Class A Units will not be executed until after the effective date of this Registration Statement. Subject to Mr. Prieto’s continued employment with the Company, the Class A Units and Class B Units subject to the Option shall vest as to 33.33% of the total number of Class A Units and Class B Units awarded on each of the first three anniversaries of the date on which the Option is granted. The Option shall be granted pursuant to an equity compensation plan to be established by the Company, and shall be subject to such other terms and conditions that may be determined by the Company.

In the event the Company terminates Mr. Prieto’s employment without cause, he will receive a severance payment equal to at least 18 months of base salary, a prorated portion of the annual bonus, and continued participation in the Company’s medical plan for a period not to exceed 18 months. Mr. Prieto would be entitled to certain severance payments in the event of his death or termination due to a disability. Mr. Prieto will generally be bound by certain restrictive covenants. Specifically, should Mr. Prieto voluntarily terminate his employment or should the Company terminate his employment for cause, then Mr. Prieto will be prohibited from competing against the Company for a period of 6 months following his termination. Also, if Mr. Prieto’s employment is terminated with or without cause, he is prohibited from soliciting the Company’s employees for a period of 6 months following his termination. Mr. Prieto is also restricted from soliciting the Company’s clients for a period of one year following termination of employment for any reason. In addition, in the event Mr. Prieto’s employment is terminated in connection with a termination of the Purchase and Sale Agreement, and the parties do not consummate the Acquisition, Mr. Prieto shall receive a lump sum severance payment of $1,350,000.

The Company has also entered into employment agreements and letter agreements with Messrs. Schaffhauser, Ciancimino, De Varona and Stewart and intends to enter into additional letter agreements with Messrs. Schaffhauser and Ciancimino prior to closing of the Acquisition. The employment agreements for Messrs. Schaffhauser, Ciancimino, De Varona and Stewart are for an initial term of three years and Messrs. Schaffhauser and Ciancimino’s employment agreements are subject to one-year extensions. The executives will receive base salaries of $300,000, $270,000, $220,000 and $200,000, respectively, which may be subject to annual adjustments. Messrs. Schaffhauser, Ciancimino, De Varona and Stewart will participate in the Company’s annual bonus plan and receive awards, if any, based on the achievement of performance goals established by the Company’s Board. The executives are eligible to participate in the Company’s medical, dental, retirement and other standard benefit plans maintained by the Company. The Company will pay the full cost the premiums associated with Mr. Ciancimino’s coverage under the Company’s group medical plan during his term of employment.

In the event of a termination of employment by the Company without cause, the terminated executive would be entitled to receive a severance payment equal to the executive’s base salary for the remainder of the unexpired term and continued participation in the Company’s medical plan for a period of not more than 6 months.

Messrs. Schaffhauser, Ciancimino, De Varona and Stewart are also bound by certain restrictive covenants following termination of employment. Each executive is prohibited from competing against the Company for a period of 6 months, should the executive voluntarily terminate his employment or the Company terminate the executive’s employment for cause. Also, each executive is prohibited from soliciting the Company’s employees and clients for one year following termination of employment for any reason.

Concurrently with the closing of the Acquisition, Messrs. Schaffhauser and Ciancimino will each be granted an Option to purchase 0.5% of the Company’s Class A Units and 0.5% of the Company’s Class B Units that are issued and outstanding as of the date on which the Acquisition is completed. Pursuant to the terms of the Option, the Class A Units and Class B Units will be purchasable at a price equal to the fair value of the units as of the date on which the Acquisition is completed, as determined by the Company’s Board. Additionally, the letter agreements pursuant to which Messrs. Schaffhauser and Ciancimino will each receive an option to purchase 0.5% of the Company’s Class A Units will not be executed until after or concurrently with the closing of the Acquisition. The Options shall vest at the same rate as provided under Mr. Prieto’s employment agreement and letter agreements. The Options shall be granted under the equity compensation plan to be adopted by the Company, and shall be subject to such other terms and conditions as may be determined by the Company.

Operating Agreement

Pursuant to the terms of the Operating Agreement, the Board of the Company will initially be comprised of two members, Mr. Barrack and Mr. Ribis. In addition, there will also be two nonvoting Board observers for certain ERISA purposes, on behalf of certain private equity fund investors. Subject to receiving all required prior approvals of the Nevada Gaming Authorities permitting (i) any one of Stuart Rothenberg, Brahm Cramer and/or Jonathan Langer (or an alternative manager of Whitehall Street Global Real Estate Partnership, an affiliate of Goldman Sachs & Co. (“Whitehall”) in their stead, if such alternative manager is another managing director of Goldman Sachs & Co. with comparable seniority) (collectively the “Whitehall Managers”) as a member of the Board and (ii) the purchase at cost by the Whitehall Managers of the Class A Units, then one of the Whitehall Managers would become a member of the Board. After obtaining all required gaming approvals, whichever of Stuart Rothenberg, Brahm Cramer or Jonathan Langer has been appointed a member of the Board (the “Whitehall Director”) will have the right to vote on matters that come before the Board and will have veto rights over certain actions. Pursuant to the Goldman Term Loan documents, the Company is also required to appoint an independent board member to the Board. The independent board member will have a veto right over certain matters as long as the Goldman Term Loan is outstanding, including dissolving or liquidating the Company, consolidation or merger, engaging in any business other than the management of the Hotel, amending the Operating Agreement or transactions with affiliates not in the ordinary course of business. The Board shall not have the right to approve such matters without the consent of the independent board member. The independent board member shall not be entitled to vote on any other matters that may come before the Board.

The Operating Agreement, provides that in the event the Company seeks to raise additional equity capital, each member of the Company will have a preemptive right, to the extent permitted by law, to make additional investments in the Company as are necessary to maintain such Member’s pro rata interest in the Company.

Pursuant to the Operating Agreement, Mr. Ribis and any employee members (an “Employee Member”) will be prohibited from transferring any Membership Units prior to the initial public offering of the Company’s equity. In the event Mr. Ribis or any Employee Member proposes to transfer any Membership Units, then the Company has a right of first offer on such transfer. In the event that the Company does not elect to purchase any or all of the Membership Units, the right of first offer passes to Holdings, Co-Investment Partners, Voteco and Coinvestment Voteco, on a pro rata basis among themselves (based on the number of Membership Units then owned by each entity) or as they shall otherwise agree. If Holdings, Co-Investment Partners, Voteco or Coinvestment Voteco offer to sell their respective holdings or a substantial portion of their respective holdings of the Company’s Membership Units, Mr. Ribis and other Qualified Members (as defined in the Operating Agreement) have the right to participate in the sale on the same terms.

All holders of the Membership Units have “piggyback” registration rights. If the Company registers any of its equity securities, the holders may require the Company to include all or a portion of their registrable securities in the registration and in any related underwriting, subject to customary underwriter cutback provisions.

The Company does not currently intend to make an initial public offering, however, in the event the Company applies to make a public offering of any of its securities, it will first apply to the Nevada Gaming Commission to obtain any required approval of that offering pursuant to Nevada Gaming Commission Regulation 16.110.

Additionally, if the Nevada Gaming Authorities determine that any member of the Company is not suitable to continue to be a member of the Company and requires that such member be removed from the Company, then the Company will give notice to the member and the member will be entitled to receive in consideration for its Membership Units an amount equal to the fair value in cash or promissory notes. Fair value in such event will be determined by the Board.

Pursuant to the Operating Agreement, upon liquidation or dissolution of the Company, the proceeds from the liquidation of the Company’s assets will be applied and distributed first to the payment and discharge of all of the Company’s debts and liabilities and second to the members in accordance with capital accounts at such time.

Indemnification

The Purchase and Sale Agreement provides that the Company will provide directors and officers liability insurance coverage to the current directors and officers of LVH for a term of six years following the closing of the Acquisition. In addition, the Operating Agreement contains indemnity provisions pursuant to which the Company will indemnify the directors and officers under certain circumstances. See “Item 12. Indemnification of Officers and Directors.”

Transfer Restriction Agreements

At the time of the closing of the Acquisition, the Company expects the following transfer restriction agreements will be executed: (a) the Coinvestment Transfer Restriction Agreement and (b) the VoteCo Transfer Restriction Agreement.

The Company’s Class A Units to be issued to Coinvestment VoteCo will be subject to the Coinvestment Transfer Restriction Agreement, which the Company expects will provide, among other things, that:

•	Co-Investment Partners has the right to acquire Class A Units from Coinvestment VoteCo on each occasion that Class B Units held by Co-Investment Partners would be transferred to a proposed purchaser who, in connection with such proposed sale, has obtained all licenses, permits, registrations, authorizations, consents, waivers, orders, findings of suitability or other approvals required to be obtained from, and has made all findings, notices or declarations required to be made with, all gaming authorities under all applicable gaming laws,

•	A specific purchase price will be paid to acquire the Class A Units from Coinvestment VoteCo, and

•	Coinvestment VoteCo will not transfer ownership of Class A Units owned by it except pursuant to such option of Co-Investment Partners.

The Company’s Class A Units to be issued to VoteCo will be subject to the VoteCo Transfer Restriction Agreement, which the Company expects will provide, among other things, that:

•	Holdings has the right to acquire Class A Units from VoteCo on each occasion that Class B Units held by Holdings would be transferred to a proposed purchaser who, in connection with such proposed sale, has obtained all licenses, permits, registrations, authorizations, consents, waivers, orders, findings of suitability or other approvals required to be obtained from, and has made all findings, notices or declarations required to be made with, all gaming authorities under all applicable gaming laws,

•	A specific purchase price will be paid to acquire the Class A Units from VoteCo, and

•	VoteCo will not transfer ownership of Class A Units owned by it except pursuant to such option of Holdings.

ITEM 8	LEGAL PROCEEDINGS.

The Company, Holdings, VoteCo, Co-Investment Partners and Coinvestment VoteCo are not a party to any litigation and to its knowledge, no action, suit or proceedings against it has been threatened by any person.

LVH is a defendant in various lawsuits relating to routine matters incidental to its business. Management of LVH does not believe that the outcome of any such litigation, in the aggregate, will have a material adverse effect on LVH.

ITEM 9	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S EQUITY AND RELATED STOCKHOLDER MATTERS.

No established public trading market exists for the Company’s equity. There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of the Company’s equity.

There are no outstanding options or warrants to purchase, or securities convertible into, the Company’s common equity. The Company’s currently outstanding Class A Units held by Holdings, are “restricted,” which means they were originally sold in offerings that were not subject to a registration statement filed with the SEC. All membership interests of the Company’s common equity are subject to sale pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), subject to the limitations set forth therein. In general, under Rule 144, a person or persons whose shares are aggregated, who has beneficially owned restricted securities for at least one year, including the holding period of any holder that is not an affiliate of the Company is entitled to sell within any three-month period a number of the Company’s Membership Units that does not exceed the greater of:

•	1 % of the then outstanding membership units of the class of membership units to be sold; or

•	if applicable, the average weekly trading volume of the class of membership units to be sold on all national securities exchanges and/or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the date on which notice of sale is filed with the SEC.

Sales under Rule 144 are subject to restrictions relating to the manner of sale, notice and availability of current public information about the Company. The Company has not agreed with any security holder to register any of its common equity for sale by any security holder. The Company does not currently propose to publicly offer any membership interests of its common equity.

As of April 15, 2004, there was 1 holder of record of the Company’s Class A Units and no Class B Units were outstanding. As of the closing of the Acquisition, it is currently contemplated that the Company will have 2 holders of record of its Class A Units and 2 holders of record of its Class B Units.

The Company does not pay, and does not anticipate paying in the foreseeable future, any dividends or making any distributions on its common equity.

There are no securities authorized for issuance under equity compensation plans and the Company does not anticipate authorizing securities for issuance under the equity compensation plan in the foreseeable future.

ITEM 10	RECENT SALES OF UNREGISTERED SECURITIES.

On December 22, 2003, in connection with the execution of the Purchase and Sale Agreement, the Company issued Class A Units without registration pursuant to Section 4(2) of the Securities Act having an aggregate value of $15 million to Holdings, who is the sole member of the Company. The Company is a newly formed entity, formed by Holdings for purposes of entering into the Purchase and Sale Agreement. On each of March 23, 2004, April 23, 2004 and May 21, 2004, Holdings made a capital contribution to the Company of $4.676 million. Upon execution of the Company’s Operating Agreement, the Class A Units held by Holdings will be exchanged for Class B Units, the terms of the exchange are currently under negotiation and have not yet been finalized.

Since December 18, 2003, the date of the Company’s organization, it has not issued any other securities.

ITEM 11	DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

General

Prior to the closing of the Acquisition, the Company expects to execute the Operating Agreement, which creates two classes of membership units, the Class A Units and the Class B Units. At such time, the currently outstanding Class A Units held by Holdings will be exchanged for Class B Units. The terms of the exchange are still being negotiated. At the closing of the Acquisition, Class A Units and Class B Units are expected to be outstanding. The Company expects to issue Class A Units to Coinvestment VoteCo and VoteCo and Class B Units to Co-Investment Partners and Holdings on a pro rata basis in proportion to the equity contributions made by each entity. The Class A Units are the only class of the Company’s equity being registered pursuant to this Registration Statement.

Class A Units and Class B Units

Pursuant to the Operating Agreement, Holders of Class A Units will be entitled to one vote per unit on all matters to be voted on by the members of the Company and will not be entitled to cumulative voting for the election of directors. Except as otherwise expressly required by law, holders of Class B Units will have no right to vote on any matters to be voted on by the members of the Company. Holders of Class A Units and Class B Units will have no redemption rights, will not benefit from any sinking fund and will not have any preferential rights upon a liquidation. Holders of Class A Units and Class B Units will be entitled to share ratably, in distributions when, as and if distributed by the Company, as provided in the Company’s Operating Agreement. In addition, the Operating Agreement, provides that in the event the Company seeks to raise additional equity capital, each member of the Company will have a preemptive right, to the extent permitted by law, to make additional investments in the Company as are necessary to maintain such member’s pro rata interest in the Company.

Pursuant to the Operating Agreement, Holdings and Coinvestment Partners (and their respective successor entities and affiliates) (the “Designated Class B Holders”) will have the right at any time to covert their Class B Units into an equal number of Class A Units, without cost. As long as the Designated Class B Holders hold at least one Class B Unit, no other holder of Class B Units will have the right to convert its Class B Units into Class A Units without the prior written consent of the Designated Class B Holders holding a majority of the outstanding Class B Units then held by the Designated Class B Holders. If at any time no Designated Class B Holder holds Class B Units, then any holder of Class B Units will have the right to convert their Class B Units into an equal number of Class A Units, without cost. The conversion rights are subject to compliance with all applicable gaming laws and other statutes, laws, rules and regulations. For so long as the Company is an entity qualifier with the Nevada Gaming Commission, Designated Class B Holders will only be permitted to convert Class B Units into Class A Units as part of or following an in-kind distribution of the entire interest held by that holder of all Membership Units and, to the extent required, only after being found qualified by the Nevada Gaming Commission.

No securities issued by the Company and no interest, claim or charge therein or thereto may be transferred, except in accordance with the provisions of the Nevada Gaming Control Act and the regulations promulgated thereunder. Any transfer in violation thereof is void until the Company ceases to be subject to the jurisdiction of the Nevada Commission or the Nevada Commission approves the transfer. Additionally, if the Nevada Gaming Authorities determine that any member of the Company is not suitable to continue to be a member of the Company and requires that such member by removed from the Company, then the Company will give notice to the member and the member will be entitled to receive in consideration for its Membership Units an amount equal to the fair value in cash or promissory notes. Fair value in such event will be determined by the Board.

Pursuant to the Operating Agreement, upon liquidation or dissolution of the Company, the proceeds from the liquidation of the Company’s assets will be applied and distributed first to the payment and discharge of all of the Company’s debts and liabilities and second to the members in accordance with capital accounts at such time.

Restrictions on Business Combinations and Corporate Control

RESTRICTIONS IMPOSED BY NEVADA AUTHORITIES ON MEMBERSHIP UNITS OWNED BY VOTECO, COINVESTMENT VOTECO, CO-INVESTMENT PARTNERS OR HOLDINGS

It is expected that the Final Order may (1) prohibit Holdings, Co-Investment Partners, VoteCo, Coinvestment VoteCo or their respective affiliates from selling, assigning, transferring, pledging or otherwise disposing of Membership Units or any other security convertible into or exchangeable from Class A Units or Class B Units, without the prior approval of the Nevada Commission, and (2) prohibit the Company from declaring cash dividends or distributions on any class of membership unit of the Company beneficially owned in whole or in part by Holdings, Co-Investment Partners, VoteCo, Coinvestment VoteCo or their respective affiliates, without the prior approval of the Nevada Commission. The Final Order would become effective upon issuance by the Nevada Commission.

The Nevada Board and Clark County will investigate the Company’s acquisition of the assets of LVH while the SEC reviews this Registration Statement.

ITEM 12	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company’s Operating Agreement will contain provisions for indemnification of the members of the Board and officers of the Company and their respective affiliates (the “Indemnitees”). For purposes of the indemnification provisions, affiliates include any entity which directly or indirectly controls or is controlled by the Company, family members or any legal entity in which the person described owns more than fifty percent (50%) of the equity. The Operating Agreement will require the Company to indemnify the Indemnitees, subject to the Nevada Revised Statutes, against any losses, liabilities or expenses incurred by the Indemnitee in connection with any action, suit or proceeding, except for an action brought by or on behalf of the Company (i) alleging gross negligence, willful misconduct, fraud, bad faith, breach of fiduciary duty or a material breach of the Operating Agreement, and (ii) by reason of the fact that the Indemnitee is or was serving as a manager, member, employee, agent or organizer of the Company or in the same capacity of any other entity at the request of the Company. In addition, an Indemnitee will not be liable to the Company or to any member of the Company for any act or omission in performance of its duty or provision of its services on behalf of the Company in its Capacity as Board Member, broker or agent.

The Board of the Company may rely on agents in the agents’ areas of expertise and the Board’s good faith reliance on such agents will be full and complete protection for any action taken or omitted by the Board based on the agents’ opinion. The Board will not be responsible for the acts or omissions of an agent or employee of the Company, the Board, or any of their affiliates, if the Board uses due care in selecting its agents and employees.

Subject to relevant provisions of the Nevada Revised Statutes, the Company will advance funds for legal fees incurred by the Indemnitee if the following conditions are satisfied: (1) the legal action relates to the performance of duties or services by the Indemnitee for the Company; and (2) the Indemnitee agrees to repay such advances if it is determined that the Indemnitee is not entitled to indemnification under the Operating Agreement.

The Indemnitees’ rights under the Operating Agreement will not preclude any other right to which the Indemnitees may be entitled under law. The Indemnitee may satisfy any right of indemnity or reimbursement only from the assets of the Company and no member of the Company will be personally liable to any claim for indemnity or reimbursement.

The Purchase and Sale Agreement provides that the Company will provide directors and officers liability insurance coverage to the current directors and officers of LVH for a term of six years following the closing of the Acquisition. In addition, the Operating Agreement contains indemnity provisions pursuant to which the Company will indemnify the directors and officers under certain circumstances.

ITEM 13	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The financial statements and supplementary data are as set forth in the “Index to Financial Statements” on page F-1.

ITEM 14	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not applicable.

ITEM 15	FINANCIAL STATEMENTS AND EXHIBITS.

(a)(i) List separately all financial statements filed.

See “Index to Financial Statements.”

(a)(2) Financial Statement Schedules

LAS VEGAS HILTON

Supplementary SEC Data—As of and for the three years ended December 31, 2003

SCHEDULE II—Allowance for Doubtful Accounts Rollforward

	LVH—2001 thru 2003
Year Ended December 31,	Balance at Beginning of Year	Charged to Costs & Expenses	Deductions	Balance at End of Year
2001
Allowance for doubtful accounts	$28	$7	$24	$11
2002
Allowance for doubtful accounts	11	(3)	1	7
2003
Allowance for doubtful accounts	7	(2)	2	3

EXHIBIT NUMBER
2.1	Purchase and Sale Agreement, dated as of December 24, 2003, by and among Colony Resorts LVH Acquisitions, LLC, LVH Corporation and Park Place Entertainment Corporation*

3.1	Articles of Organization, dated as of December 18, 2003, for Colony Resorts LVH Acquisitions, LLC and subsequent amendments thereto*

3.2	Operating Agreement, dated as of December 22, 2003, for Colony Resorts LVH Acquisitions, LLC*

3.3	Form of Amended and Restated Operating Agreement for Colony Resorts LVH Acquisitions, LLC**

10.1	Deposit Escrow Agreement, dated as of December 24, 2003, by and among LVH Corporation, Colony Resorts LVH Acquisitions, LLC and Nevada Title Company*

10.2	Form of Coinvestment Transfer Restriction Agreement by and among Mr. Barrack, Mr. Ribis, Co-Investment Partners and Coinvestment VoteCo*

10.3	Form of Transfer Restriction Agreement by and among Mr. Barrack, Holdings and VoteCo*

10.4	Employment Agreement, dated as of March 9, 2004, by and between Colony Resorts LVH Acquisitions, LLC and Rodolfo Prieto*

10.5	Employment Agreement, dated as of March 9, 2004, by and between Colony Resorts LVH Acquisitions, LLC and Robert Schaffhauser*

10.6	Employment Agreement, dated as of March 9, 2004, by and between Colony Resorts LVH Acquisitions, LLC and Kenneth Ciancimino*

10.7	Letter Agreement, dated as of March 10, 2004, by and between Colony Resorts LVH Acquisitions, LLC and Rodolfo Prieto*

10.8	Letter Agreement, dated as of March 10, 2004, by and between Colony Resorts LVH Acquisitions, LLC and Robert Schaffhauser*

10.9	Letter Agreement, dated as of March 10, 2004, by and between Colony Resorts LVH Acquisitions, LLC and Kenneth Ciancimino*

10.10	Employment Agreement, dated as of May 17, 2004, by and between Colony Resorts LVH Acquisitions, LLC and Gonzalo De Varona.

10.11	Employment Agreement, dated as of April 12, 2004, by and between Colony Resorts LVH Acquisitions, LLC and Robert Stewart.

*	Incorporated by reference to the Registrant’s Form 10, filed March 15, 2004 (File Number 000-50635).
**	Incorporated by reference to the Registrant’s Amendment No. 1 to Form 10, filed April 26, 2004 (File Number 000-50635).

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

COLONY RESORTS LVH ACQUISITIONS, LLC
Date: June 17, 2004

	By:	/s/ RODOLFO PRIETO
	Name:	Rodolfo Prieto
	Title:	Chief Executive Officer and General Manager

INDEX TO FINANCIAL STATEMENTS

The following financial statements of LVH Corporation and financial statements of Colony Resorts LVH Acquisitions, LLC are presented herein on the page indicated:

LVH CORPORATION

AUDITED FINANCIAL STATEMENTS:

INDEPENDENT AUDITORS’ REPORT	F-2

BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002	F-3

STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001	F-4

STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001	F-5

NOTES TO FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001	F-6

UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS:

BALANCE SHEETS AS OF MARCH 31, 2004 (UNAUDITED) AND DECEMBER 31, 2003	F-16

UNAUDITED CONDENSED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT FOR THE THREE MONTHS ENDED MARCH 31, 2004 AND 2003	F-17

UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS FOR THE THREE MONTHS ENDED MARCH 31, 2004 AND 2003	F-18

NOTES TO CONDENSED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2004 AND 2003	F-19

COLONY RESORTS LVH ACQUISITIONS, LLC

AUDITED FINANCIAL STATEMENTS:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-21

BALANCE SHEET AS OF DECEMBER 31, 2003	F-22

STATEMENT OF OPERATIONS FOR THE PERIOD FROM DECEMBER 18, 2003 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2003	F-23

STATEMENT OF MEMBERS’ DEFICIT FOR THE PERIOD FROM DECEMBER 18, 2003 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2003	F-24

STATEMENT OF CASH FLOWS FOR THE PERIOD FROM DECEMBER 18, 2003 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2003	F-25

NOTES TO FINANCIAL STATEMENTS	F-26

UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS:

BALANCE SHEETS AS OF MARCH 31, 2004 (UNAUDITED) AND DECEMBER 31, 2003	F-30

UNAUDITED STATEMENT OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2004 AND FOR THE PERIOD FROM DECEMBER 18, 2003 (DATE OF INCEPTION) THROUGH MARCH 31, 2004	F-31

UNAUDITED STATEMENT OF CASH FLOWS FOR THE THREE MONTHS ENDED MARCH 31, 2004 AND FOR THE PERIOD FROM DECEMBER 18, 2003 (DATE OF INCEPTION) THROUGH MARCH 31, 2004	F-32

NOTES TO FINANCIAL STATEMENTS	F-33

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To LVH Corporation:

We have audited the accompanying balance sheets of LVH Corporation (a wholly owned subsidiary of Caesars Entertainment Inc., formerly known as Park Place Entertainment Corporation (“Park Place”)) (“LVH”) as of December 31, 2003 and 2002, and the related statements of operations and accumulated deficit and of cash flows for each of the three years in the period ended December 31, 2003. Our audits also included the financial statement schedule included at Item 15(a)(2).These financial statements and financial statement schedule are the responsibility of the LVH’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of LVH as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

The accompanying financial statements and financial statement schedule have been prepared from the separate records maintained by LVH and may not necessarily be indicative of the conditions that would have existed or the results of operations if LVH had been operated as an unaffiliated company. Portions of certain expenses represent charges and allocations made from home-office items applicable to Park Place as a whole or transactions with other wholly owned subsidiaries of Park Place, most of which are transacted at amounts which approximate “cost” rather than market rates for similar transactions with companies outside the controlled group.

DELOITTE & TOUCHE LLP

Las Vegas, Nevada

March 10, 2004

LVH CORPORATION

BALANCE SHEETS

(In Thousands, except share amounts)

AS OF DECEMBER 31, 2003 AND 2002

	2003	2002
Assets

CURRENT ASSETS:
Cash and equivalents	$12,734	$15,250
Accounts receivable, net	21,764	12,114
Inventories	2,472	2,277
Prepaid expenses and other current assets	3,894	4,262

Total current assets	40,864	33,903

PROPERTY AND EQUIPMENT, net	166,159	172,915
OTHER ASSETS	188	438

Total assets	$207,211	$207,256

Liabilities and stockholder’s equity

CURRENT LIABILITIES:
Accounts payable and bank overdrafts	$4,935	$4,027
Due to affiliated companies	39,993	34,195
Accrued expenses	43,499	34,710

Total current liabilities	88,427	72,932

OTHER LIABILITIES	72	87

Total liabilities	88,499	73,019

COMMITMENTS AND CONTINGENCIES

STOCKHOLDER’S EQUITY:
Common stock ($1.00 par value, 25,000 shares authorized, 1,000 shares issued and outstanding)	1	1
Additional paid-in capital	332,747	332,747
Accumulated deficit	(214,036)	(198,511)

Total stockholder’s equity	118,712	134,237

Total liabilities and stockholder’s equity	$207,211	$207,256

See notes to financial statements.

LVH CORPORATION

STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

(In Thousands)

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

	2003	2002	2001
Revenues
Casino	$75,864	$81,412	$82,991
Rooms	72,686	68,058	75,076
Food and beverage	47,396	43,072	46,658
Other revenue	18,065	23,109	22,117

	214,011	215,651	226,842

Expenses

Casino	54,639	52,459	63,966
Rooms	25,929	23,899	25,738
Food and beverage	49,105	45,599	46,298
Other expense	11,501	15,458	11,408
General and administrative	63,609	61,359	62,694
Depreciation and amortization	18,190	16,708	31,790
Management fee to parent	6,563	6,598	6,946
Impairment loss	—	—	124,000

	229,536	222,080	372,840

Operating loss	(15,525)	(6,429)	(145,998)
Interest income	—	12	64

Net loss	(15,525)	(6,417)	(145,934)
Accumulated deficit, beginning of year	(198,511)	(192,094)	(46,160)

Accumulated deficit, end of year	$(214,036)	$(198,511)	$(192,094)

See notes to financial statements.

LVH CORPORATION

STATEMENTS OF CASH FLOWS

(In Thousands)

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(15,525)	$(6,417)	$(145,934)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	18,190	16,708	31,790
Provision for bad debts	(1,678)	(4,619)	3,484
Impairment loss	—	—	124,000
Other	235	45	1,226
Change in working capital components:
Accounts receivable	(7,972)	11,135	6,263
Inventories, prepaid expenses and other current assets	173	(1,336)	4,469
Accounts payable and accrued expenses	9,697	(14,131)	5,679

Net cash provided by operating activities	3,120	1,385	30,977

CASH FLOWS USED IN INVESTING ACTIVITIES-Additions to property and equipment	(11,434)	(19,470)	(10,914)

CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES-Change in due to affiliated companies	5,798	24,113	(31,472)

(Decrease) increase in cash and equivalents	(2,516)	6,028	(11,409)
Cash and equivalents at beginning of year	15,250	9,222	20,631

Cash and equivalents at end of year	$12,734	$15,250	$9,222

See notes to financial statements.

LVH CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

1. BASIS OF PRESENTATION AND OPERATIONS

The accompanying financial statements present the accounts of LVH Corporation (“LVH”). LVH is a wholly-owned indirect subsidiary of Caesars Entertainment, Inc., formerly known as Park Place Entertainment Corporation (“Park Place” or the “Parent”). The accompanying financial statements have been prepared from the separate records maintained by LVH and may not necessarily be indicative of the conditions that would have existed or the results of operations if LVH had been operated as an unaffiliated company.

LVH owns and operates the Las Vegas Hilton Hotel and Casino (the “Property”), a hotel and casino that is located on approximately 59 acres adjacent to the Las Vegas Convention Center. With this prominent convention location, the Property focuses its marketing toward convention groups. The Property features 2,968 guest rooms and suites, approximately 74,000 square feet of casino space, 12 restaurants and 225,000 square feet of meeting and convention area. The Property also includes a 1,600-seat showroom featuring top entertainers, a night club, and a spa and health club.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Equivalents—LVH considers all highly liquid investments purchased with maturities of three months or less to be cash equivalents. The carrying amount of cash and equivalents approximates its fair value.

Accounts Receivable—Accounts receivable from customers are stated net of an allowance for doubtful accounts of $3,365,000 and $7,342,000 as of December 31, 2003 and 2002, respectively.

Concentrations of Credit Risk—Financial instruments that potentially subject LVH to concentration of credit risk consist principally of accounts receivable.

LVH extends credit to certain customers following an evaluation of the creditworthiness of the individual or entity. LVH maintains an allowance for doubtful accounts to reduce the accounts receivable to their estimated collectible amount. As of December 31, 2003, management believes that there are no concentrations of credit risk for which an allowance has not been established and recorded. The collectibility of foreign and domestic accounts receivable could be affected by future economic or other significant events in the United States or in the countries in which such foreign customers reside.

Inventories—Inventories consist primarily of food and beverage items and operating supplies and are stated at the lower of cost or market. Cost is determined by the weighted-average cost method.

Property and Equipment—Property and equipment are stated at cost. Costs of improvements are capitalized. Costs of normal repairs and maintenance are charged to expense as incurred. Upon the sale or retirement of property and equipment, the cost and related accumulated depreciation are removed from the respective accounts, and the resulting gain or loss, if any, is included in the statements of operations.

Depreciation is provided on a straight-line basis over the estimated useful life of the assets. Leasehold improvements are amortized over the shorter of the asset life or lease term. The service lives of assets are generally 30 to 40 years for buildings and 3 to 10 years for furniture and equipment.

The carrying values of LVH’s assets are reviewed when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Asset impairment is determined to exist if estimated

LVH CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

future cash flows, undiscounted and without interest charges, are less than the carrying amount. If it is determined that an impairment has occurred, then an impairment loss is recognized in the statement of operations (See Note 9).

Bank Overdrafts—Bank overdrafts are included on the balance sheets with accounts payable and totaled $2,960,000 and $2,975,000 as of December 31, 2003 and 2002, respectively.

Self-Insurance—LVH is self-insured for various levels of general liability, workers’ compensation, and non-union employee medical and life insurance coverage. Self-insurance reserves are estimated based on LVH’s claims experience and are included in accrued expenses on the balance sheets.

Revenue Recognition—Casino revenue is derived primarily from patrons wagering on slot machines, table games and other gaming activities. Table games generally include Blackjack or Twenty One, Craps, Baccarat and Roulette. Other gaming activities include Keno and Race and Sports. Casino revenue is defined as the win from gaming activities, computed as the difference between gaming wins and losses, not the total amounts wagered. Casino revenue is recognized at the end of each gaming day.

Rooms revenue is derived from rooms and suites rented to guests. Rooms revenue is recognized at the time the room is provided to the guest.

Food and beverage revenues are derived from food and beverage sales in the food outlets of our casino hotel, including restaurants, room service and banquets. Food and beverage revenue is recognized at the time the food and/or beverage is provided to the guest.

Other revenue includes retail sales, entertainment sales, telephone, and other miscellaneous income at the casino hotel.

The revenue components presented in the statements of operations exclude the retail value of rooms, food and beverage, and other goods or services provided to customers on a complimentary basis. Complimentary revenues which have been excluded from the accompanying statements of operations are as follows:

	2003	2002	2001
	(in thousands)
Rooms	$9,575	$8,887	$8,995
Food and beverage	9,984	9,458	9,380
Other revenue	1,205	1,115	1,042

Total complimentary revenues	$20,764	$19,460	$19,417

The estimated departmental costs of providing these complimentaries are classified in the statements of operations as an expense of the department issuing the complimentary, primarily the casino department, and are as follows:

	2003	2002	2001
	(in thousands)
Rooms	$3,534	$3,235	$3,173
Food and beverage	9,269	9,039	8,528
Other expense	1,235	1,112	871

Total cost of promotional allowances	$14,038	$13,386	$12,572

LVH CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

Income Taxes—LVH is included in the consolidated federal income tax return of Park Place. LVH computes its income tax expense based on its separate stand-alone operating results using the asset and liability method. Due to recurring losses, no current federal income tax expense is recognized and deferred tax assets related to such Net Operating Loss carryforwards have been recorded. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are recorded as deemed necessary based upon the uncertainty surrounding the realization of deferred tax assets.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements—In May 2003, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity and requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). LVH adopted SFAS No. 150, which did not have a material impact on its financial position and results of operations.

In December 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (revised December 2003) (“FIN 46R”), clarifying FIN 46 and exempting certain entities from the provisions of FIN 46R. Generally, application of FIN 46R is required in financial statements of public entities that have interests in structures commonly referred to as special-purpose entities for periods ending after December 15, 2003, and, for other types of variable interest entities for periods ending after March 15, 2004. FIN 46R addresses consolidation by business enterprises of variable interest entities that either: (1) do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) LVH will hold a significant variable interest in, or have significant involvement with, an existing variable interest entity. During the fourth quarter of 2003, LVH adopted the provisions of FIN 46R related to special-purpose entities, which did not have a material impact on its financial position and results of operations. LVH adopted the provisions of FIN 46R related to other types of variable interest entities during the first quarter of 2004, which did not have a material impact on the Company’s financial position or results of operations.

In December 2003, the FASB issued an amendment to SFAS No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits-an amendment of FASB Statements No. 87, 88, and 106. SFAS No. 132 establishes standards for how a company discloses information about pension plans and other post-retirement benefit plans. During the fourth quarter of 2003, LVH adopted the amended SFAS No. 132, which did not have a material impact on its financial position and results of operations.

LVH CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

3. ACCOUNTS RECEIVABLE

Accounts receivable as of December 31, 2003 and 2002 are as follows:

	2003	2002
	(in thousands)
Casino	$19,427	$14,284
Hotel and other	5,702	5,172

	25,129	19,456
Less allowance for doubtful accounts	(3,365)	(7,342)

Total	$21,764	$12,114

The provision (benefit) for estimated uncollectible receivables, primarily included in casino expenses, was $(1,678,000), $(4,619,000) and $3,484,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

4. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2003 and 2002 are as follows:

	2003	2002
	(in thousands)
Land	$18,685	$18,685
Buildings and leasehold improvements	306,724	292,200
Furniture and equipment	124,343	119,286
Construction in progress	926	9,546

	450,678	439,717
Less accumulated depreciation and amortization	(284,519)	(266,802)

Total	$166,159	$172,915

5. ACCRUED EXPENSES

Accrued expenses as of December 31, 2003 and 2002 are as follows:

	2003	2002
	(in thousands)
Compensation and benefits	$14,933	$13,929
Customer deposits and future bets	4,399	4,976
Outstanding casino chips and tokens	1,856	3,916
Gaming and property taxes	909	1,292
Outstanding sport, race and pari-mutuel tickets	11,889	2,022
Other	9,513	8,575

Total	$43,499	$34,710

6. INCOME TAXES

LVH is included in the consolidated federal income tax return of Park Place. Accordingly, the current federal tax liability or benefit resulting from the taxable income or loss generated by LVH is recognized by Park Place in its consolidated federal tax return.

LVH CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

The income tax benefit for the years ended December 31, 2003, 2002 and 2001 are as follows:

	2003	2002	2001
	(in thousands)
Deferred federal benefit	$(5,758)	$(2,367)	$(51,268)
Valuation allowance	5,758	2,367	51,268

Total	$—	$—	$—

A reconciliation of LVH’s income tax benefit as compared to the benefit calculated by applying the federal statutory rate (35%) to the loss before income taxes for the years ended December 31, 2003, 2002 and 2001 are as follows:

	2003	2002	2001
	(in thousands)
Computed expected income tax benefit	$(5,434)	$(2,246)	$(51,077)
General business credits differential	(340)	(308)	(347)
Other	16	187	156
Valuation allowance	5,758	2,367	51,268

Total	$—	$—	$—

The income tax effects of temporary differences between financial and income tax reporting that give rise to deferred tax assets and liabilities as of December 31, 2003 and 2002 are as follows:

	2003	2002
	(in thousands)
Deferred tax assets
Accrued expenses	$—	$1,545
Insurance and other reserves	815	1,144
Benefit plans	687	387
Fixed assets, primarily depreciation	30,621	35,865
Net operating loss and credit carryforwards	39,985	26,741

Total deferred tax assets	72,108	65,682

Deferred tax liabilities
Accrued expenses	(653)	—
Other	(216)	(201)

Total deferred tax liabilities	(869)	(201)

Net deferred tax assets before valuation allowance	71,239	65,481
Valuation allowance	(71,239)	(65,481)

Net deferred tax assets	$—	$—

Management has considered certain tax planning strategies as permitted by SFAS No. 109, Accounting for Income Taxes. Management has determined that tax benefits associated with deferred tax assets are more likely than not unrealizable through reduction of LVH’s future taxable income and future reversals of existing temporary differences and has recorded a full valuation allowance.

LVH CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

The Internal Revenue Service is currently examining the Parent’s federal income tax returns for the years ended December 31, 1999, 2000 and 2001. In LVH’s opinion, any tax liability arising from the examinations will not have a material adverse impact on LVH’s financial statements.

7. RELATED PARTY TRANSACTIONS

Caesars

LVH has ongoing related party transactions with Park Place and certain other wholly owned subsidiaries of Park Place, most of which are transacted at amounts which approximate “cost” rather than market rates for similar transactions with companies outside the controlled group. Park Place allocates certain common expenses to LVH, which are described below. These costs were allocated based on LVH’s proportionate usage of these services, using methods the management believes are reasonable and appropriate, such as number of employees, room reservations booked and actual usage. Certain expenses are not necessarily indicative of what would have existed if LVH had operated as a stand alone Company. A description of the primary related party transactions that have been accounted for in the books and records of LVH is as follows:

LVH leases gaming devices from a wholly owned subsidiary of Park Place. Lease expense for such gaming devices pursuant to these lease agreements totaled approximately $823,000, $572,000 and $288,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

Employees of LVH are eligible to participate in a 401(k) savings plan sponsored by Park Place (the “Plan”) after meeting certain age and length of employment requirements. Park Place remits all payroll deductions, employer matching and administrative expenses to the trustee of the Plan. These charges totaled approximately $4,002,000, $3,937,000 and $3,765,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

Certain executive level employees of LVH are eligible to participate in a deferred compensation plan sponsored by Park Place. Park Place remits all payroll deductions, employer matching and administrative expenses to the trustee of the deferred compensation plan. These charges totaled approximately $705,000, $1,025,000 and $849,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

Medical benefits for employees of LVH as well as certain other employee related benefits such as a wellness center, employee assistance program and health fairs are provided and funded by Park Place. Charges for these items totaled approximately $6,595,000, $5,170,000 and $5,244,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

LVH is included with Park Place and its other domestic subsidiaries for general liability, worker’s compensation, theft, errors and omissions and other insurance purposes. Costs for the self-insured general liability and worker’s compensation programs are allocated to Park Place’ subsidiaries based upon actual claim data and costs for the other coverage are allocated to Park Place’ subsidiaries based on relative premium by subsidiary. Insurance costs allocated to LVH totaled approximately $2,350,000, $2,803,000 and $2,182,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

Park Place and other wholly owned subsidiaries of Park Place provide marketing and advertising services for LVH. Included in these costs are the costs of advertising for LVH in various media outlets and direct marketing efforts to certain patrons. Marketing and advertising costs allocated to LVH totaled approximately $1,220,000, $885,000 and $930,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

Park Place and other wholly owned subsidiaries of Park Place provide various support services for LVH. Included in these services are accounts payable, call center, collections, human resources, payroll, public

LVH CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

relations, purchasing and race and sports book administration. Support services costs allocated to LVH totaled approximately $2,084,000, $1,430,000 and $669,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

Wholly owned subsidiaries of Park Place provide various services for LVH. Included in these services are food preparation, laundry, dry cleaning and other professional services. Service costs allocated to LVH totaled approximately $6,057,000, $5,277,000 and $2,840,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

LVH utilizes the facilities of other wholly owned subsidiaries of Park Place as a marketing mechanism for certain patrons, including Cascata, the Park Place owned golf course. Costs allocated to LVH totaled approximately $274,000, $323,000 and $364,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

LVH and other wholly owned subsidiaries of Park Place buy and sell tickets to various events to be distributed to certain patrons as well as host events attended by patrons of other Park Place’ hotels and casinos. The net amount of such purchases and sales was an expense of approximately $474,000, $107,000 and $241,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

Certain significant construction projects are managed through Park Place. Park Place purchases the materials and manages the construction process, charging LVH the total cost of both the materials and labor. The total amount of such costs was approximately $4,278,000, $14,981,000 and $7,511,000 for the years ended December 31,2003,2002 and 2001, respectively.

Until 2001, LVH provided printing services and postage for Park Place and other wholly owned subsidiaries of Park Place. During 2001, such printing services and postage were outsourced to a third party vendor. In conjunction therewith, Park Place began funding postage costs to the third party vendor as well and charging such postage costs to LVH. In 2001, LVH received approximately $3,341,000 for such printing services and postage costs. Postage costs allocated to LVH totaled approximately $470,000, $641,000 and $4,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

LVH and other wholly owned subsidiaries of Park Place share race and sports book revenues and the gaming taxes associated with such revenues based upon race and sports book handle. In conjunction with this revenue sharing, LVH recorded a net benefit of approximately $2,433,000 and $1,143,000 and a net expense of approximately $2,578,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

Park Place and other wholly owned subsidiaries of Park Place provide various support services and products for sale in LVH’s retail outlets. The costs for such products and support services allocated to LVH totaled approximately $2,253,000, $1,855,000 and $1,848,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

LVH receives a credit from Park Place for commissions on ATM and cash advance transactions as well as rebates associated with LVH purchases. The credits allocated to LVH totaled approximately $1,333,000, $681,000 and $634,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

Park Place receives a management fee for services provided to LVH by the Parent that is based upon certain operating results. The services provided to LVH by the Parent include centralized information technology,

LVH CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

internal audit, risk management, legal and other administrative functions. The fee charged totaled approximately $6,563,000, $6,598,000 and $6,946,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

The net amounts due to Park Place and certain other wholly owned subsidiaries of Park Place as a result of related party transactions totaled $39,993,000 and $34,195,000 as of December 31, 2003 and 2002, respectively. Such amounts are non-interest bearing.

Hilton

On December 31, 1998, Hilton Hotels Corporation (“Hilton”) completed the transfer of the operations, assets and liabilities of its gaming business to the Parent. Hilton and Park Place have several members of their Boards of Directors in common. LVH has ongoing related party transactions with Hilton and certain other wholly owned subsidiaries of Hilton. A description of the primary related party transactions that have been accounted for in the books and records of LVH is as follows:

LVH pays a franchise fee for the rights to use the Hilton trade name. Franchise fees paid to Hilton pursuant to the franchise fee agreement totaled approximately $2,500,000 for each of the years ended December 31, 2003, 2002 and 2001.

LVH pays a fee for the right to be included in the Hilton group and convention marketing literature and program. Group and convention marketing fees paid to Hilton totaled approximately $710,000, $668,000 and $735,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

LVH pays a fee for the usage of a centralized reservations system. Reservations fees paid to Hilton totaled approximately $322,000, $375,000 and $485,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

LVH pays a fee for the HHonors™ customer loyalty program. HHonors™ fees paid to Hilton totaled approximately $522,000, $460,000 and $443,000 for the years ended December 31, 2003, 2002 and 2001, respectively. LVH receives a fee from Hilton when a patron utilizes their HHonors™ points at the Property. HHonors™ fees received from Hilton totaled approximately $1,017,000, $437,000 and $149,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

8. COMMITMENTS AND CONTINGENCIES

Litigation

LVH is involved in various legal proceedings relating to its business. LVH believes that all the actions brought against it are without merit and will continue to vigorously defend against them. While any proceeding or litigation has an element of uncertainty, LVH believes that the final outcome of these matters is not likely to have a material adverse effect upon its results of operations or financial position.

Contracts

Pursuant to agreements between LVH and Paramount Parks, Inc. (“Paramount”), under which Paramount operates a themed simulation ride attraction at the Property called Star Trek: The Experience (the “Attraction”), LVH recorded net expense of approximately $1,375,000, $1,188,000 and $943,000 for the years ended December 31, 2003, 2002, and 2001, respectively. In addition, LVH paid approximately $1,112,000, $1,235,000 and $1,150,000 for the years ended December 31, 2003, 2002 and 2001, respectively, toward advertising making

LVH CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

reference to the Attraction. Effective January 1, 2004, the agreements were amended to eliminate the annual payments to Paramount, eliminate the annual Star Trek advertising, except for approximately $250,000 to be paid in 2004, and required LVH to provide $2,000,000 to be used for improvements to the Attraction, which LVH paid to Paramount in December 2003.

Other

LVH is obligated under other contracts for various items such as advertising, equipment maintenance and employment.

The following is a schedule of future minimum commitments under noncancellable contacts as of December 31, 2003 (in thousands):

2004	$3,692
2005	1,348
2006	292
2007	38

Total	$5,370

9. IMPAIRMENT LOSS

In July 2000, a definitive agreement was signed that would have resulted in the sale of the property, building and equipment of LVH for a base price of $300,000,000. The agreement provided that Park Place would retain receivables relating to high-end casino play, and would attempt to service high-end customers at other properties. As anticipated by the agreement, and once it was announced, high-end gaming customers gradually ceased play at the Property.

During the third and fourth quarters of 2000, revenues began to reflect the loss of the high-end play without incremental lower and mid-level gamblers’ play or increased convention business. Operating income was also negatively impacted as costs associated with the high-end play could not be reduced as quickly because the Property continued to provide service to the remaining high-end market pending closing of the sale. Additionally, the held-for-sale status affected the Property’s ability to compete for other casino business.

In January 2001, the purchaser failed to further extend the closing date and did not complete the transaction, thereby breaching the terms of the agreement. Park Place ceased its efforts to sell the Property and continued to operate it in the normal course, but with a focus on lower and mid-level gamblers’ play and convention business. However, the facilities were originally designed to cater to and accommodate high-end play.

During 2001, revenues declined from $73,000,000 in the first quarter to $48,000,000 in the third quarter. Operating income during 2001 was $7,000,000 in the first quarter, a loss of $3,000,000 in the second quarter, and a loss of $14,000,000 in the third quarter. The successive quarters of operating losses coupled with the significant reduction in convention and group visitation into Las Vegas resulting from the events of September 11 necessitated a review of LVH’s assets for impairment.

Based on an analysis of expected future cash flows, an impairment existed. LVH engaged an independent appraisal company to assist in the valuation of the Hotel. The fair value was determined using a combination of future cash flow analysis and market/sales comparison analysis of the Property resulting in a fair value that was

LVH CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

$124,000,000 less than the carrying value of the assets. A $124,000,000 write-down of fixed assets was made in the third quarter of 2001.

10. PROPOSED SALE OF THE LAS VEGAS HILTON

On December 24, 2003, Park Place entered into a definitive agreement to sell the Property to an affiliate of Colony Capital, LLC (“Colony”), a Los Angeles based international private investment firm, for approximately $280,000,000. The transaction is expected to close by the end of the second quarter of 2004 and is subject to customary closing conditions outlined in the purchase agreement.

Under the terms of the agreement, Colony will purchase most the assets of LVH, and will assume certain related current liabilities. The aggregate consideration may be adjusted for changes in net working capital. In addition, certain gaming devices currently leased from a wholly owned subsidiary of Park Place (as discussed in Note 7) will be included in the assets sold to Colony.

******

LVH CORPORATION

CONDENSED BALANCE SHEETS (In Thousands)

AS OF MARCH 31, 2004 AND DECEMBER 31, 2003 (unaudited)

	March 31 ,	December 31,
	2004	2003
Assets
CURRENT ASSETS:
Cash and equivalents	$8,634	$12,734
Accounts receivable, net	11,637	21,764
Inventories	2,283	2,472
Prepaid expenses and other current assets	5,410	3,894

Total current assets	27,964	40,864
PROPERTY AND EQUIPMENT, net	162,281	166,159
OTHER ASSETS	217	188

Total assets	$190,462	$207,211

Liabilities and stockholder’s equity
CURRENT LIABILITIES:
Accounts payable and bank overdrafts	$2,288	$4,935
Due to affiliated companies	31,538	39,993
Accrued expenses	31,085	43,499

Total current liabilities	64,911	88,427
OTHER LIABILITIES	76	72

Total liabilities	64,987	88,499

COMMITMENTS AND CONTINGENCIES
STOCKHOLDER’S EQUITY :
Common stock ($1.00 par value, 25,000 shares authorized, 1,000 shares issued and outstanding)	1	1
Additional paid-in capital	332,747	332,747
Accumulated deficit	(207,273)	(214,036)

Total stockholder’s equity	125,475	118,712

Total liabilities and stockholder’s equity	$190,462	$207,211

See notes to the unaudited condensed financial statements.

LVH CORPORATION

CONDENSED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT (In Thousands)

THREE MONTHS ENDED MARCH 31, 2004 AND 2003 (unaudited)

	Three months ended March 31,
	2004	2003
Revenues
Casino	$22,479	$17,999
Rooms	24,809	21,414
Food and beverage	14,196	12,506
Other revenue	5,437	4,824

	66,921	56,743

Expenses
Casino	14,155	12,873
Rooms	6,922	6,530
Food and beverage	13,660	12,510
Other expense	2,438	2,718
General and administrative	16,259	15,457
Depreciation and amortization	4,688	4,461
Management fee to parent	2,036	1,739

	60,158	56,288

Operating income	6,763	455

Net income	6,763	455
Accumulated deficit, beginning of period	(214,036)	(198,511)

Accumulated deficit, end of period	$(207,273)	$(198,056)

See notes to the unaudited condensed financial statements.

LVH CORPORATION

CONDENSED STATEMENTS OF CASH FLOWS (In Thousands)

THREE MONTHS ENDED MARCH 31, 2004 AND 2003 (unaudited)

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$6,763	$455
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,688	4,461
Provision for bad debts	(93)	(296)
Other	(25)	7
Change in working capital components:
Accounts receivable	10,220	581
Inventories, prepaid expenses and other current assets	(1,327)	(206)
Accounts payable, bank overdrafts and accrued expenses	(15,061)	(1,914)

Net cash provided by operating activities	5,165	3,088

CASH FLOWS USED IN INVESTING ACTIVITIES—
Additions to property and equipment	(810)	(3,051)

CASH FLOWS USED IN FINANCING
ACTIVITIES—Change in due to affiliated companies	(8,455)	(3,651)

Decrease in cash and equivalents	(4,100)	(3,614)
Cash and equivalents at beginning of period	12,734	15,250

Cash and equivalents at end of period	$8,634	$11,636

See notes to the unaudited condensed financial statements.

LVH CORPORATION

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2004 AND 2003

1. BASIS OF PRESENTATION AND OPERATIONS

The accompanying financial statements present the accounts of LVH Corporation ( “LVH”). LVH is a wholly-owned indirect subsidiary of Caesars Entertainment, Inc., formerly Park Place Entertainment Corporation (“Park Place” or the “Parent”). The accompanying financial statements have been prepared from the separate records maintained by LVH and may not necessarily be indicative of the conditions that would have existed or the results of operations if the LVH had been operated as an unaffiliated company.

LVH owns and operates the Las Vegas Hilton Hotel and Casino (the “Property”), a hotel and casino that is located on approximately 59 acres adjacent to the Las Vegas Convention Center. With this prominent convention location, the Property focuses its marketing toward convention groups. The Property features 2,968 guest rooms and suites, approximately 74,000 square feet of casino space, 12 restaurants and 225,000 square feet of meeting and convention area. The Property also includes a 1,600-seat showroom featuring top entertainers, a night club, and a spa and health club.

The condensed financial statements included herein are unaudited and have been prepared by LVH pursuant to the rules and regulations of the United States Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations, although LVH believes that the disclosures are adequate to make the information presented not misleading. In the opinion of management of LVH, all adjustments (which include normal recurring adjustments) necessary for a fair presentation of results for the interim periods have been made. The results for the three month period ended March 31, 2004 are not necessarily indicative of results to be expected for the full fiscal year. These condensed financial statements should be read in conjunction with the financial statements and notes thereto for the year ended December 31, 2003.

2. INCOME TAXES

LVH accounts for income taxes using the asset and liability approach required by SFAS No. 109. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of LVH’s assets and liabilities. Future tax benefits attributable to temporary differences are recognized to the extent that realization of such benefits are more likely than not. A valuation allowance for a deferred tax asset was established in prior periods due to the uncertainty related to the realization of future tax benefits that arose from timing differences and net operating losses. LVH’s effective tax rate was 0% for the three months ended March 31, 2003 and 2004 as a result of the establishment of the valuation allowance.

3. COMMITMENTS AND CONTINGENCIES

Litigation

LVH is involved in various legal proceedings relating to its business. LVH believes that all the actions brought against it are without merit and will continue to vigorously defend against them. While any proceeding or litigation has an element of uncertainty, LVH believes that the final outcome of these matters is not likely to have a material adverse effect upon its results of operations or financial position.

4. PROPOSED SALE OF THE LAS VEGAS HILTON

On December 24, 2003, Park Place entered into a definitive agreement to sell the Property to an affiliate of Colony Capital, LLC (“Colony”), a Los Angeles based international private investment firm, for approximately $280,000,000. The transaction is expected to close by the end of the second quarter of 2004 and is subject to customary closing conditions outlined in the purchase agreement.

Under the terms of the agreement, Colony will purchase most the assets of LVH, and will assume certain related current liabilities. The aggregate consideration may be adjusted for changes in net working capital. In addition, certain gaming devices currently leased from a wholly-owned subsidiary of Caesars will be included in the assets sold to Colony.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Colony Resorts LVH Holdings, LLC:

We have audited the accompanying balance sheet of Colony Resorts LVH Acquisitions, LLC (a Nevada limited liability company in the development stage) (the “Company”) as of December 31, 2003 and the related statements of operations, member’s deficit and cash flows for the period from December 18, 2003 (date of inception) to December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Colony Resorts LVH Acquisitions, LLC at December 31, 2003 and the results of its operations and its cash flows for the period from December 18, 2003 (date of inception) to December 31, 2003, in conformity with U.S. generally accepted accounting principles.

/s/    ERNST & YOUNG LLP

Las Vegas, Nevada

March 12, 2004

COLONY RESORTS LVH ACQUISITIONS, LLC

(A Development Stage Company)

BALANCE SHEET

DECEMBER 31, 2003

(in thousands)

ASSETS

OTHER ASSETS – NON-CURRENT:
Restricted cash – long term	$15,000
Deferred financing costs	1,950

TOTAL ASSETS	$16,950

LIABILITIES AND MEMBER’S DEFICIT

CURRENT LIABILITIES
Due to affiliates	$17,362

TOTAL LIABILITIES	17,362

COMMITMENTS AND CONTINGENCIES	—
MEMBER’S DEFICIT	(412)

TOTAL LIABILITIES AND MEMBER’S DEFICIT	$16,950

See accompanying notes to financial statements.

COLONY RESORTS LVH ACQUISITIONS, LLC

(A Development Stage Company)

STATEMENT OF OPERATIONS

FOR THE PERIOD FROM DECEMBER 18, 2003 (DATE OF INCEPTION)

THROUGH DECEMBER 31, 2003

(In thousands)

EXPENSES:
Advertising and marketing	$2
Licensing fees	230
Professional fees	26
Travel and entertainment	154

NET LOSS ACCUMULATED DURING THE DEVELOPMENT STAGE	$412

See accompanying notes to financial statements.

COLONY RESORTS LVH ACQUISITIONS, LLC

(A Development Stage Company)

STATEMENT OF MEMBER’S DEFICIT

FOR THE PERIOD FROM DECEMBER 18, 2003 (DATE OF INCEPTION)

THROUGH DECEMBER 31, 2003

(In thousands)

Member’s Deficit

BALANCE, December 18, 2003	$—

Net loss accumulated during the development stage	(412)
Members’ contributions	—

BALANCE, DECEMBER 31, 2003	$(412)

See accompanying notes to financial statements.

COLONY RESORTS LVH ACQUISITIONS, LLC

(A Development Stage Company)

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM DECEMBER 18, 2003 (DATE OF INCEPTION)

THROUGH DECEMBER 31, 2003

(In thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss accumulated during the development stage	$(412)
Adjustments to reconcile net loss accumulated during the development stage to net cash provided by operating activities:
Changes in assets and liabilities:
Due to affiliates	17,362

Net cash provided by operating activities	16,950

CASH FLOWS FROM INVESTING ACTIVITIES
Changes in restricted cash	(15,000)

Net cash used in investing activities	(15,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
Debt issuance costs	(1,950)

Net cash used in financing activities	(1,950)

NET INCREASE (DECREASE) IN CASH	—

CASH, DECEMBER 18, 2003 (DATE OF INCEPTION )	—

CASH, DECEMBER 31, 2003	$—

See accompanying notes to financial statements.

COLONY RESORTS LVH ACQUISITIONS, LLC

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND BASIS OF PRESENTATION

Nature of operations

Colony Resorts LVH Acquisitions, LLC, a Nevada limited liability company (the “Company”), was formed at the direction of Colony Investors VI, L.P., a Delaware limited partnership (“Colony VI”) and an affiliate of Colony Capital, Inc. (“Colony Capital”), under the laws of the State of Nevada on December 18, 2003. All of the Company’s outstanding Class A Membership Units (see Note 3) are currently held by Colony Resorts LVH Holdings, LLC. Pursuant to its Operating Agreement dated December 22, 2003, the Company will continue in existence perpetually. Members of the Company, however, may terminate the Operating Agreement and dissolve the Company at any time.

The Company has conducted no business other than in connection with the execution of a Purchase and Sale Agreement (as defined below), relating to the pending acquisition of substantially all of the assets and certain liabilities of LVH Corporation, a Nevada corporation (“LVH”). LVH is a wholly-owned subsidiary of Caesars Entertainment Inc., formerly Park Place Entertainment Corporation (“Park Place”) and owns and operates the Las Vegas Hilton, a casino hotel located in Las Vegas, Nevada (the “Hotel”).

The Company, LVH and Park Place, have entered into the Purchase and Sale Agreement which is dated as of December 24, 2003 (the “Purchase and Sale Agreement”). Pursuant to the Purchase and Sale Agreement, and subject to the satisfaction or waiver of certain conditions to the obligations of the parties under the Purchase and Sale Agreement, the Company will acquire substantially all of the assets and certain liabilities of LVH (the “Acquisition”) for approximately $280,000,000 subject to certain adjustments defined in the Purchase and Sale Agreement. Subsequent to the Acquisition, the Company will continue certain of the current business operations of LVH but will not have an ongoing relationship with LVH or Park Place.

The Company currently intends to finance the Acquisition and pay related fees and expenses with (1) capital contributions from the issuance of Class A and Class B Membership Units (the “Equity Financing”) and (2) a non-recourse first mortgage term loan in the amount of approximately $200 million from Goldman Sachs & Co. (the “Goldman Term Loan”) (the Equity Financing and together with and the Goldman Term Loan, the “Acquisition Financing”). If the Acquisition is consummated, the actual types and amounts of funds utilized to finance the Acquisition and pay related fees and expenses may differ based on prevailing circumstances at the time. In addition, application of the Acquisition Financing is subject to, among other matters, applicable gaming authority approvals. The Acquisition Financing and capital structure are subject to change based on events and circumstances that may occur on or prior to the closing of the Acquisition.

Basis of Presentation

The Company’s affiliates consist of Colony Resorts LVH Holdings, LLC, which owns all of the Company’s Class A Membership Units, Colony Investors VI, L.P., a discrete investment fund of Colony Capital and Colony Resorts LVH Co-Investment Partners, L.P., Colony Resorts LVH Coinvestment Voteco, LLC and Colony Resorts LVH VoteCo, LLC, each of which will purchase Class A and Class B Membership Units in connection with the equity financing described in Note 3.

Development Stage Risk Factors

As a development stage company, the Company has risks that may impact its ability to successfully complete the Acquisition, which includes as described above, obtaining financing for the Acquisition. In addition, prior to the completion of the Acquisition, the Company must secure several state and local government

COLONY RESORTS LVH ACQUISITIONS, LLC

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

regulatory agency approvals, including, but not limited to, securing a state gaming license for the ownership and operation of the Hotel.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Restricted Cash

The Company has deposited $15 million into an escrow account at December 31, 2003 which will be applied towards the Acquisition purchase price.

Deferred Financing Costs

Deferred financing costs consist of a commitment fee and deposits totaling of $1,950,000 related to the Company’s proposed financing. The Company will commence amortization of these costs once the related debt is secured.

Income Taxes

The Company is a limited liability company and will be taxed as a partnership for federal income tax purposes. Accordingly, no provision for federal income taxes was recorded because the taxable income or loss is included in the income tax return of the member.

Advertising Costs

Advertising costs are expensed as incurred.

3. MEMBERSHIP INTERESTS

In connection with and immediately prior to the Acquisition, the Company expects to issue Class A Membership Units (“Class A Units”) to Colony Resorts LVH Coinvestment VoteCo, LLC, a Delaware limited liability company (“Coinvestment VoteCo”) and Colony Resorts LVH VoteCo, LLC, a Delaware limited liability company (“VoteCo”) on a pro rata basis in proportion to the equity contributions made by each entity. In addition, the Company expects to issue Class B Membership Units (“Class B Units” and together with the Class A Units, the “Membership Units”) to Colony Resorts LVH Co-Investment Partners, L.P., a Delaware limited partnership (“Co-Investment Partners”) and to Colony Resorts LVH Holdings, LLC, a Delaware limited liability company and wholly-owned subsidiary of Colony VI (“Holdings”) on a pro rata basis in proportion to the equity contributions made by each entity. All of these entities are existing affiliates of the Company.

The Company expects to execute an Amended and Restated Operating Agreement by and among the Company, VoteCo, Coinvestment VoteCo, Holdings and Co-Investment Partners prior to or concurrently with the closing of the Acquisition. Pursuant to the Operating Agreement, holders of Class A Units will be entitled to one vote per unit in all matters to be voted on by voting members of the Company. Holders of Class B Units will have no vote, except as otherwise expressly required by law.

COLONY RESORTS LVH ACQUISITIONS, LLC

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

The Company will issue Class A Units and Class B Units in connection with the organizational structure to be put in place in order to consummate the Acquisition so that Holdings and Co-Investment Partners may acquire substantially all of the assets of LVH without having any voting power or other power to control the affairs or operations of the Company, except as otherwise expressly required by law.

At the time of the closing of the Acquisition, the Company expects that various transfer restriction agreements will be executed.

The Company’s Class A Units to be issued to Coinvestment VoteCo will be subject to the Coinvestment Transfer Restriction Agreement, which the Company expects will provide, among other things, that:

•	Co-Investment Partners has the right to acquire Class A Units from Coinvestment VoteCo on each occasion that Class B Units held by Co-Investment Partners would be transferred to a proposed purchaser who, in connection with such proposed sale, has obtained all licenses, permits, registrations, authorizations, consents, waivers, orders, findings of suitability or other approvals required to be obtained from, and has made all findings, notices or declarations required to be made with, all gaming authorities under all applicable gaming laws,

•	A specific purchase price, as determined in accordance with the Coinvestment Transfer Restriction Agreement, will be paid to acquire the Class A Units from Coinvestment VoteCo, and

•	Coinvestment VoteCo will not transfer ownership of Class A Units owned by it except pursuant to such option of Co-Investment Partners.

The Company’s Class A Units to be issued to VoteCo will be subject to the VoteCo Transfer Restriction Agreement, which the Company expects will provide, among other things, that:

•	Holdings has the right to acquire Class A Units from VoteCo on each occasion that Class B Units held by Holdings would be transferred to a proposed purchaser who, in connection with such proposed sale, has obtained all licenses, permits, registrations, authorizations, consents, waivers, orders, findings of suitability or other approvals required to be obtained from, and has made all findings, notices or declarations required to be made with, all gaming authorities under all applicable gaming laws,

•	A specific purchase price, as determined in accordance with the VoteCo Transfer Restriction Agreement, will be paid to acquire the Class A Units from VoteCo, and

•	VoteCo will not transfer ownership of Class A Units owned by it except pursuant to such option of Holdings.

4. RELATED PARTY TRANSACTIONS

Colony Investors VI, L.P. funded the escrow deposit and deferred financing costs and paid certain expenses related to the Company’s operations during the period from December 18, 2003 (date of inception) through December 31, 2003. These advances are reported as Due from Affiliates in the accompanying balance sheet.

5. COMMITMENTS AND CONTINGENCIES

Employment Arrangements

The Company has entered into employment agreements, as amended, with several executives. The employment agreements have initial terms of three to five years and are subject to one-year extensions. The employment agreements provide the executives will receive a base salary with either mandatory increases or annual adjustments and annual bonus payments.

COLONY RESORTS LVH ACQUISITIONS, LLC

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

In addition, the employment agreements provide that the Company will grant these executives options to purchase the Company’s Class A Units and Class B Units that are issued and outstanding as of the date on which the Acquisition is completed. The Options will be granted under the equity compensation plan to be adopted by the Company. Depending on the terms of the employment agreement, executives will be granted options to purchase 0.5% to 1.5% of the Membership Units.

Easement

The Hilton Grand Vacations property, located adjacent to the Hotel, has an easement for use of approximately 260 parking spaces (out of approximately 4,800 parking spaces). There is also an easement for the use of the monorail that runs through the Hotel property.

Environmental

An independent environmental consultant performed a Phase I environmental site assessment in accordance with American Society for Testing and Materials (“ASTM”) standards on the Las Vegas Hilton property in December 2003. This assessment involved visual inspection, interviews with site personnel, review of certain publicly available records, and preparation of a written report. The assessment did not include any testing of soil or groundwater at the property. According to certain historical data integrated into the Phase I report, in 2000 it was discovered that there is a plume of tetrachloroethene in the groundwater and the property was listed as a leaking underground storage tank site. The contamination is believed to originate from an off-site source, but the source has not yet been identified. To date, the Nevada Division of Environmental Protection has not required any additional investigation at the property. The Phase I report states that levels of tetrachloroethene and total petroleum hydrocarbons in the groundwater beneath the property in 2000 exceeded certain limits allowed under a National Pollutant Discharge Elimination System permit. The Phase I report indicates that the allowable levels have been exceeded in the past and a treatment system is needed to ensure compliance with applicable requirements. The Company expects to install a treatment system at a nominal cost. The Phase I report also identified asbestos-containing materials at the Hotel. The Company expects to manage these materials pursuant to an operations and maintenance program.

The Company has not determined what the cost, if any, will be with respect to the groundwater or the asbestos issue, however, the Company believes that the issues will not have a material effect upon its financial position or results of operations subsequent to the Acquisition. There can be no assurance, however, that the estimated capital and operating costs for the treatment system will not be exceeded or that there will be no claims or other liabilities associated with the foregoing conditions.

Litigation

The Company is not a party to any litigation and, no action, suit or proceedings against it has been threatened by any person.

COLONY RESORTS LVH ACQUISITIONS, LLC

(A Development Stage Company)

UNAUDITED BALANCE SHEET

(in thousands)

	March 31, 2004	December 31, 2003
ASSETS
PROPERTY & EQUIPMENT, NET	$1,010	$—
OTHER ASSETS –
Restricted cash – long term	19,676	15,000
Deferred financing costs	1,950	1,950

TOTAL ASSETS	$22,636	$16,950

LIABILITIES AND MEMBER’S DEFICIT
CURRENT LIABILITIES
Due to affiliates	$24,950	$17,362

TOTAL LIABILITIES	24,950	17,362

COMMITMENTS AND CONTINGENCIES	—	—
MEMBER’S ACCUMULATED DEFICIT DURING THE DEVELOPMENT STAGE	(2,314)	(412)

TOTAL LIABILITIES AND MEMBER’S DEFICIT	$22,636	$16,950

See accompanying notes to financial statements.

COLONY RESORTS LVH ACQUISITIONS, LLC

(A Development Stage Company)

UNAUDITED STATEMENT OF OPERATIONS

(in thousands)

	March 31, 2004	For the Period from December 18, 2003 (Inception) through March 31, 2004
EXPENSES:
Advertising and marketing	$1	$3
Licensing fees	10	240
Professional fees	1,432	1,458
Travel and entertainment	459	613

NET LOSS	$1,902	$2,314

See accompanying notes to financial statements.

COLONY RESORTS LVH ACQUISITIONS, LLC

(A Development Stage Company)

UNAUDITED STATEMENT OF CASH FLOWS

(in thousands)

	March 31, 2004	For the Period from December 18, 2003 (Inception) through March 31, 2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss
Adjustments to reconcile net loss to net cash provided by operating activities:	$(1,902)	$(2,314)
Changes in assets and liabilities:
Due to affiliates
Net cash provided by operating activities	7,588	24,950

	5,686	22,636

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property & equipment	(1,010)	(1,010)
Changes in restricted cash
Net cash used in investing activities	(4,676)	(19,676)

	(5,686)	(20,686)

CASH FLOWS FROM FINANCING ACTIVITIES:
Debt issuance costs
Net cash used in financing activities	—	(1,950)

	—	(1,950)

NET INCREASE (DECREASE) IN CASH
	—	—
CASH AT BEGINNING OF THE PERIOD
CASH AT END OF THE PERIOD	—	—

	$—	$—

See accompanying notes to financial statements.

COLONY RESORTS LVH ACQUISITIONS, LLC

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND BASIS OF PRESENTATION

Nature of operations

Colony Resorts LVH Acquisitions, LLC, a Nevada limited liability company (a development stage company) (the “Company”), was formed at the direction of Colony Investors VI, L.P., a Delaware limited partnership (“Colony VI”) and an affiliate of Colony Capital, Inc. (“Colony Capital”), under the laws of the State of Nevada on December 18, 2003. All of the Company’s outstanding Class A Membership Units (see Note 3) are currently held by Colony Resorts LVH Holdings, LLC (“Holdings”). Pursuant to the Company’s Operating Agreement, dated December 22, 2003, (the “Operating Agreement”) the Company will continue in existence perpetually. Members of the Company, however, may terminate the Operating Agreement and dissolve the Company at any time.

The Company has conducted no business other than in connection with the execution of a Purchase and Sale Agreement (as defined below), relating to the pending acquisition of substantially all of the assets and certain liabilities of LVH Corporation, a Nevada corporation (“LVH”). LVH is a wholly-owned subsidiary of Caesars Entertainment Inc., formerly Park Place Entertainment Corporation (“Park Place”) and owns and operates the Las Vegas Hilton, a casino hotel located in Las Vegas, Nevada (the “Hotel”).

The Company, LVH and Park Place, have entered into the Purchase and Sale Agreement, dated December 24, 2003 (the “Purchase and Sale Agreement”). Pursuant to the Purchase and Sale Agreement, and subject to the satisfaction or waiver of certain conditions to the obligations of the parties under the Purchase and Sale Agreement, the Company will acquire substantially all of the assets and certain liabilities of LVH (the “Acquisition”) for approximately $280,000,000 subject to certain adjustments defined in the Purchase and Sale Agreement. Subsequent to the Acquisition, the Company will continue certain of the current business operations of LVH but will not have an ongoing relationship with LVH or Park Place.

The Company currently intends to finance the Acquisition and pay related fees and expenses with capital contributions from the issuance of Class A and Class B Membership Units (the “Equity Financing”), and a non-recourse first mortgage term loan in the amount of approximately $200 million from Goldman Sachs & Co. (“Goldman”) (the “Goldman Term Loan” and together with the Equity Financing, the “Acquisition Financing”). If the Acquisition is consummated, the actual types and amounts of funds utilized to finance the Acquisition and pay related fees and expenses may differ based on prevailing circumstances at the time. In addition application of the Acquisition Financing is subject to, among other matters, applicable gaming authority approvals. The Acquisition Financing and capital structure are subject to change based on events and circumstances that may occur on or prior to the closing of the Acquisition.

Basis of Presentation

The Company’s affiliates consist of Colony Resorts LVH Holdings, LLC, (“Holdings”) which owns all of the Company’s Class A Membership Units, Colony Investors VI, L.P., (“Colony VI”) a discrete investment fund of Colony Capital and Colony Resorts LVH Co-investment Partners, L.P. (“Coinvestment Partners”), Colony Resorts LVH Coinvestment Voteco, LLC (“Coinvestment Voteco”), and Colony Resorts LVH VoteCo., LLC (“Voteco”), each of which will purchase Class A or Class B Membership Units in connection with the equity financing described in Note 3.

COLONY RESORTS LVH ACQUISITIONS, LLC

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Development Stage Risk Factors

As a development stage company, the Company has risks that may impact its ability to successfully complete the Acquisition, which include as described above, obtaining financing for the Acquisition. In addition, prior to the completion of the Acquisition, the Company must secure several state and local government regulatory agency approvals, including, but not limited to, securing a state gaming license for the ownership and operation of the Hotel.

Interim Financial Statements

The accompanying condensed financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the Untied States have been condensed or omitted pursuant to such rules and regulations. The Company believes that the disclosures are adequate to make the information presented not misleading. In the opinion of management, all adjustments (which include normal recurring adjustments) necessary for a fair presentation of the results for the interim periods have been made. The results for the three-month period ended March 31, 2004 are not necessarily indicative of results to be expected for the full fiscal year. These financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 2003.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Restricted Cash

The Company deposited $19,676,000 into an escrow account on March 31, 2004, which will be applied towards the Acquisition purchase price.

Deferred Financing Costs

Deferred financing costs consist of a commitment fee and deposits totaling $1,950,000 related to the Company’s proposed financing. The Company will commence amortization of these costs once the related debt is secured.

Property and Equipment

The cost of Property and Equipment is capitalized and depreciated over the estimated useful lives of the assets, which range from 3 to 40 years.

Income Taxes

The Company is a limited liability company and will be taxed as a partnership for federal income tax purposes. Accordingly, no provision for federal income taxes was recorded because the taxable income or loss is included in the income tax return of the member.

COLONY RESORTS LVH ACQUISITIONS, LLC

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Advertising Costs

Advertising costs are expensed as incurred.

Recent Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities. The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. FIN 46 changes certain consolidation requirements by requiring a variable interest entity to be consolidated by a company that is subject to a majority of the risk loss from the variable interest entity’s activities or receive a majority of the entity’s residual returns or both. The adoption of FIN 46 did not have a material impact on the financial statements.

3. MEMBERSHIP INTERESTS

In connection with and immediately prior to the Acquisition, the Company expects to issue Class A Membership Units (“Class A Units”) to Coinvestment VoteCo and VoteCo on a pro rata basis in proportion to the equity contributions made by each entity. In addition, the Company expects to issue Class B Membership Units (“Class B Units” and together with the Class A Units, the “Membership Units”) to Coinvestment Partners and to Holdings, a wholly-owned subsidiary of Colony VI on a pro rata basis in proportion to the equity contributions made by each entity. All of these entities are existing affiliates of the Company.

Prior to the closing of the Acquisition, the Company expects to execute an Amended and Restated Operating Agreement by and among the Company, VoteCo, Coinvestment VoteCo, Holdings and Co-Investment Partners (the “Amended and Restated Operating Agreement”). Pursuant to the Amended and Restated Operating Agreement, holders of Class A Units will be entitled to one vote per unit in all matters to be voted on by voting members of the Company. Holders of Class B units will have no vote, except as otherwise expressly required by law.

The Company will issue Class A Units and Class B Units in connection with the organizational structure to be put in place in order to consummate the Acquisition so that Holdings and Co-Investment Partners may acquire substantially all of the assets of LVH without having any voting power or other power to control the affairs or operations of the Company, except as otherwise expressly required by law.

At the time of the closing of the Acquisition, the Company expects that various transfer restriction agreements will be executed.

The Company’s Class A Units to be issued to Coinvestment VoteCo will be subject to the Coinvestment Transfer Restriction Agreement, which the Company expects will provide, among other things, that:

•	Co-Investment Partners has the right to acquire Class A Units from Coinvestment VoteCo on each occasion that Class B Units held by Co-Investment Partners would be transferred to a proposed purchaser who, in connection with such proposed sale, has obtained all licenses, permits, registrations, authorizations, consents, waivers, orders, findings of suitability or other approvals required to be obtained from, and has made all findings, notices or declarations required to be made with, all gaming authorities under all applicable gaming laws,

•	A specific purchase price, as determined in accordance with the Coinvestment Transfer Restriction Agreement, will be paid to acquire the Class A Units from Coinvestment VoteCo, and

COLONY RESORTS LVH ACQUISITIONS, LLC

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

•	Coinvestment VoteCo will not transfer ownership of Class A Units owned by it except pursuant to such option of Co-Investment Partners.

The Company’s Class A Units to be issued to VoteCo will be subject to the VoteCo Transfer Restriction Agreement, which the Company expects will provide, among other things, that:

•	Holdings has the right to acquire Class A Units from VoteCo on each occasion that Class B Units held by Holdings would be transferred to a proposed purchaser who, in connection with such proposed sale, has obtained all licenses, permits, registrations, authorizations, consents, waivers, orders, findings of suitability or other approvals required to be obtained from, and has made all findings, notices or declarations required to be made with, all gaming authorities under all applicable gaming laws,

•	A specific purchase price, as determined in accordance with the VoteCo Transfer Restriction Agreement, will be paid to acquire the Class A Units from VoteCo, and

•	VoteCo will not transfer ownership of Class A Units owned by it except pursuant to such option of Holdings.

The terms of the Amended and Restated Operating Agreement are currently under negotiation. It is currently anticipated that any future holders of the Company’s Membership Units will become a party to the Amended and Restated Operating Agreement.

4. RELATED PARTY TRANSACTIONS

Colony VI funded the escrow deposit and deferred financing costs and paid certain expenses related to the Company’s operations during the period from December 18, 2003 (date of inception) through December 31, 2003. These advances are reported as Due from Affiliates in the accompanying balance sheet.

5. COMMITMENTS AND CONTINGENCIES

Employment Arrangements

The Company has entered into employment agreements, as amended, with several executives. The employment agreements have initial terms of three to five years and are subject to one-year extensions.

The employment agreements provide the executives will receive a base salary with either mandatory increases or annual adjustments and annual bonus payments.

In addition, the employment agreements provide that the Company will grant these executives options to purchase the Company’s Class A Units and Class B Units that are issued and outstanding as of the date on which the Acquisition is completed. The Options will be granted under the equity compensation plan to be adopted by the Company. Depending on the terms of the employment agreement, executives will be granted options to purchase 0.5% to 1.5% of the Membership Units.

Easement

The Hilton Grand Vacations property, located adjacent to the Hotel, has an easement for use of approximately 260 parking spaces (out of approximately 4,800 parking spaces). There is also an easement for the use of the monorail that runs through the Hotel property.

COLONY RESORTS LVH ACQUISITIONS, LLC

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Environmental

An independent environmental consultant performed a Phase I environmental site assessment in accordance with American Society for Testing and Materials (“ASTM”) standards on the Las Vegas Hilton property in December 2003. This assessment involved visual inspection, interviews with site personnel, review of certain publicly available records, and preparation of a written report. The assessment did not include any testing of soil or groundwater at the property. According to certain historical data integrated into the Phase I report, in 2000 it was discovered that there is a plume of tetrachloroethene in the groundwater and the property was listed as a leaking underground storage tank site. The contamination is believed to originate from an off-site source, but the source has not yet been identified.

To date, the Nevada Division of Environmental Protection has not required any additional investigation at the property. The Phase I report states that levels of tetrachloroethene and total petroleum hydrocarbons in the groundwater beneath the property in 2000 exceeded certain limits allowed under a National Pollutant Discharge Elimination System permit. The Phase I report indicates that the allowable levels have been exceeded in the past and a treatment system is needed to ensure compliance with applicable requirements. The Company expects to install a treatment system at a nominal cost. The Phase I report also identified asbestos-containing materials at the Hotel. The Company expects to manage these materials pursuant to an operations and maintenance program.

The Company has not determined what the cost, if any, will be with respect to the groundwater or the asbestos issue, however, the Company believes that the issues will not have a material effect upon its financial position or results of operations subsequent to the Acquisition. There can be no assurance, however, that the estimated capital and operating costs for the treatment system will not be exceeded or that there will be no claims or other liabilities associated with the foregoing conditions.

Litigation

The Company is not a party to any litigation and, no action, suit or proceedings against it has been threatened by any person.